082-34960

NYK LINE
NIPPON YUSEN KAISHA

Nippon Yusen Kabushiki Kaisha **ANNUAL REPORT 2007**



Bringing value to life.



Leveraging our international network covering sea, earth, and air to become the world's leading global logistics and megacarrier group

NYK GROUP MISSION STATEMENT


NYK LOGISTICS
& MEGACARRIER

Core Philosophy

Through safe and dependable *monohakobi* (transport), we contribute to the betterment of societies throughout the world as a comprehensive global logistics enterprise offering ocean, land, and air transportation.

Management Policy

- TOGETHER WITH OUR CUSTOMERS
  Through the use of our extensive skill and expertise and by considering each business site to be of utmost importance, we always work to create new value so that our customers will consider us a trusted and reliable partner.

- TOGETHER WITH OUR SHAREHOLDERS AND INVESTORS
  We aim to enhance our corporate value by being financially responsible and by conducting buiness activities in an open, honest, and transparent fashion.

- TOGETHER WITH SOCIETY
  As a good corporate citizen, we positively take on the tough issues that challenge our society, such as concerns involving the preservation of our natural environment, as we work for the betterment of the world that we inhabit.

- TOGETHER WITH ALL STAFF MEMBERS IN THE NYK GROUP
  As a global enterprise that has the utmost respect for diversity in the workplace and the spirit of challenge, we emphasize the development of employee talents so that all staff members can take pride in their work and eventually fulfill their dreams.

CAUTIONARY STATEMENT WITH REGARD TO FORWARD-LOOKING STATEMENTS

Certain of the statements made in this annual report are forward-looking statements, which involve certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date thereof. NYK undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events.

 News Release 

September 3, 2007

NYK Successfully Tests Connection to New Shoreside Electric Power Unit

Nippon Yusen Kabushiki Kaisha (NYK) announced today that its soon-to-be-delivered 8,600 TEU containership has successfully tested its connection with a newly introduced shoreside electric power unit* that will supply a ship with electric power directly from land. This containership will be delivered at the end of September at the Aioi Shipyard of IHI Marie United Inc.

NYK previously made the decision to equip all the large containerships the company operates with these environment-friendly shoreside electric power units.

At the port of Los Angeles, *NYK Atlas,* an NYK containership operating between Asia and the West Coast of North America, is currently participating in a testing program of its electric power unit. However, the unit on *NYK Atlas* differs from the one being placed on new ships and those currently in service. The new unit will actually be a modified container set in a rear corner cargo space, thus allowing for this modification to quickly take place on ships currently in service without the need for any major renovation.

This series of eight new 8,600 TEU containerships will also be equipped with electronically controlled engines and leak-preventing hulls. NYK will continue to make environmental concerns its top priority by striving to develop and make use of environmentally consciousness engineering and equipment.

*Shoreside Electric Power Unit

This technology allows a vessel to shut down its onboard diesel power generators while at berth and connect directly to more environment-friendly shoreside electrical power. Utilizing shore power while at dock almost eliminates the vessel's emission of gases containing pollutants such as carbon dioxide (CO_2), nitrogen oxide (NOx), sulfur oxide (SOx), and particulate matter (PM).

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.



News Release



September 7, 2007

NYK Again Selected for Dow Jones Sustainability World Index

Nippon Yusen Kaisha (NYK) has once again been selected for the Dow Jones Sustainability World Index (DJSI World), one of the major indexes for socially responsible investment (SRI). NYK has been a part of this index for the past five years.

The DJSI World is a global stock index for SRI, and was developed jointly by Dow Jones & Company, a U.S.-based publisher of business and financial news and information, and the SAM Group, a Swiss-based company that conducts assessments on corporate sustainability. This year, 318 companies were included in the DJSI World.

This index is regarded as an important benchmark for investors who are concerned about corporate social responsibility and corporate sustainability. In addition, because the companies selected for this index is included in the portfolios of SRI funds and environmental investment funds, this index attracts the attention of global investors.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE News Release NYK LOGISTICS

September 14, 2007

NYK Improves Device for Removing Particle Matter

from Marine Engine Exhaust Gas

Monohakobi Technology Institute (MTI; head office: Tokyo; president: Yutaka Yasunaga), an NYK affiliate, has applied along with Daiwa Kogyo Co. Ltd. (head office: Amagasaki City, Hyogo; president: Kenji Nakajima) for a patent on a newly developed device for removing particulate matter (PM) from the exhaust gas of generators powered by diesel engines.

Shipboard diesel-powered generators provide power for ship operations and cargo handling. This newly developed device removes PM contained in the exhaust gas emitted by the generators.

The existing device was improved through extensive shipboard performance tests in 2003 on 800 kW class diesel-powered generators installed on NYK's car carriers, and tests in 2006 on 1,200 kW class diesel-powered generators installed on two newly built car carriers. The company also conducted a duration test on the disposal of exhaust gas from burning class-C heavy oil.*

The newly improved PM-removing device, which removes twice as much PM from gas emissions as the conventional device, will be installed on two new car carriers to be completed in September and October by Shin Kurushima Dockyard Co. Ltd. (head office: Tokyo; president: Takamichi Kawakami).

The new PM-removing device also has an improved internal structure, making the device more compact, and reduces PM emissions from burning class-C heavy oil, which is typically used in marine engines, to less than 40 percent of previous levels, the target set in Japan by the Environmental Quality Standards for Air Quality.** The cleaning of dust-collecting filters has also been automated in the device, effectively reducing maintenance time.

NYK will continue to proactively pursue new technologies for its carriers, and strive to

continue to develop advanced environment-friendly technologies.

* Class-C heavy oil is used in diesel generators on board vessels. Oil is classified into three classes, A to C, based on increasing viscosity, with class C having the highest viscosity. Class-C oil is mainly used in shipboard diesel engines or power generators.

** Established in 1968, the Environmental Quality Standards for Air Quality apply to five kinds of pollutants from land-based equipment: soot/smoke, volatile organic compounds, dust, hazardous air pollutants, and car exhaust emissions.

- Summary of PM-removing device

Specifications: for class-C heavy oil (380 cSt) and 1,200 kW class diesel-powered generators
Treatment capacity: approximately 8000 Nm^3/hr for each of the two devices
Dimensions: 1,300 mm (approximate width) X 1,200 mm (approximate length) X 2,600 mm (approximate height)
Capacity for removing PM: reducing the density of particle matter (PM) within exhaust gas to 0.03~0.04 g/m^{3}N

- Appearance


1190
4127
1280
2300
1280
2615

Left, device installed in March 2003 for test trial (for 800 kW class diesel-powered

generators)

Middle, PM-removing device installed in 2006 (able to dispose of emission gases generated from one 1,200 kW class diesel generator)

Right, improved PM-removing device this year (one device can dispose of the emission gases generated by two 1,200 kW class diesel generators)

Inquiries may be directed to the following individuals:

Masaya Sato
Daiwa Kogyo Co. Ltd.
Address: 3-11-21 Tsugiya Amagasaki-shi, Hyogo, 661-0965 Japan
Tel: +81-6-6499-3428; Fax: +81-6-6499-2336
E-mail: sato@dkc-japan.com

Kazuhito Ikeda
Monohakobi Technology Institute (MTI)
Address: 2-2-2 Marunouchi, Chiyoda-ku, Tokyo, 100-0005 Japan
Tel: +81-3-5222-7696; Fax: +81-3-5222-7680
E-mail: kazuhito_ikeda@monohakobi.com

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.



News Release



September 21 , 2007

NYK Celebrates Signing of 25-year Lease

for a Container Terminal at the Port of Tacoma

On September 10, 2007, Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) and the Port of Tacoma celebrated the signing of a 25-year lease for a container terminal on the industrial east side of Tacoma's Blair Waterway in the U.S. state of Washington. The lease will commence when the terminal is completed in 2012.

For the Port of Tacoma, Commissioner Richard P. Marzano and Executive Director Timothy J. Farrell attended the ceremony, at which an exchange of gifts occurred. NYK was represented by Koji Miyahara, president; Minoru Sato, representative director and executive vice-president; and a number of others.

Commissioner Marzano emphasized that the Tacoma port would play a significant role in logistics along the U.S. West Coast, where cargo movement has been rapidly increasing. NYK president Miyahara stressed that the establishment of NYK's own operating terminal at the port would help ensure reliable services by the company. At the same time, he promised that NYK would continue to enhance the cooperative relationship it has with the Port of Tacoma.

This new terminal at the port of Tacoma, together with NYK's own terminal at the port of Los Angeles, is a key part of NYK's plans to enhance container services between Asia, where the company's business is expected to expand in the future, and the west coast of North America.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of

planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

September 21, 2007

NYK Again Chosen for FTSE4 Good Global Index

For a fifth consecutive year, Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) has been selected for the FTSE4 Good Global Index, a recognition of the company's corporate responsibility standards.

Developed by the FTSE Group, which is owned by the Financial Times Ltd. and the London Stock Exchange Plc. and a leader in the creation and management of equity, bond, and hedge-fund indices, the FTSE4 Good Index Series measures the performance of companies that meet globally recognized corporate responsibility standards, and facilitates investment in those companies.

Along with the Dow Jones Sustainability World Index (DJSI World) for socially responsible investment, an index in which NYK was also included, the FTSE4 Good series is regarded as a key stock selection criterion for investors concerned about corporate social responsibility.

As of September 2007, 883 companies were included in the FTSE4 Good Global Index.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

Contents



Ten-Year Financial Highlights



Merger with Showa Line, Ltd. (Oct. 1998)
Conversion of Toho Shipping Co., Ltd. (now, NYK Global Bulk Corporation) to wholly owned subsidiary (Dec. 2001)
Conversion of Hinode Kisen Co., Ltd. (now, NYK-Hinode Line, Ltd.) to wholly owned subsidiary (Feb. 2002)
Conversion of Tokyo Senpaku Kaisha, Ltd., to wholly owned subsidiary (Aug. 2002)
Acquisition of Ceres Terminals (USA) (Oct. 2002)
Ordinary income
(Billions of yen)
Revenues
(Billions of yen)
210
2,100
180
1,800
150
1,500
120
1,200
90
900
60
600
30
300
0
0
1998
1999
2000
2001
2002
NYK21 Medium- to Long-Term Group Management Vision
"NYK21 New Millennium Declaration – Meeting Tomorrow's Challenges Today"
Aiming to increase business and raise corporate value by expanding the scale of operations and achieving new synergies

Millions of yen					
(Years ended March 31)	1998	1999	2000	2001	2002
Revenues	1,078,358	1,082,525	1,102,433	1,133,905	1,142,934
Operating income	46,287	47,738	70,869	87,640	65,558
Ordinary income	24,212	25,825	39,148	71,298	50,107
Net income	7,155	12,430	15,795	35,562	17,538
Total assets	1,455,085	1,500,743	1,419,920	1,381,593	1,339,922
Liabilities	1,212,015	1,236,115	1,141,753	1,084,460	1,000,066
Long-term interest-bearing debt	729,049	811,739	683,126	659,357	547,656
Total shareholders' equity	243,070	253,535	259,004	278,747	320,096
Yen					
Net income per share	6.1	10.2	13.0	28.8	14.2
Annual dividends per share**	4.0	4.0	6.0	7.5	7.5

Conversion of Nippon Cargo Airlines Co.,Ltd., to consolidated subsidiary (Aug. 2005)



B.D.I
Transport price index for dry bulk items
World Scale
Crude oil transport price index for VLCC tankers
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007

NYK "Forward 120"

Named to commemorate NYK's 120th anniversary of operations, this plan established three strategies: expansion of the global logistics business, the global development of the bulk and energy transport business, and stabilizing profitability in the container transport business.

New Horizon 2007

With the overall goal of leveraging its international network covering sea, earth, and air to become the world's leading global logistics and megacarrier group, the new medium-term NYK Group management plan outlines three strategies: our expansion of maritime business, evolution towards a logistics integrator, and the enhancement of corporate fundamentals.

					Thousands of U.S. dollars*
2003	2004	2005	2006	2007	2007
249,242	1,398,320	1,606,098	1,929,302	2,164,279	18,333,585
69,122	91,933	161,375	140,481	104,941	888,960
50,344	74,663	154,803	140,451	107,534	910,920
14,292	34,810	71,326	92,058	65,037	550,935
287,170	1,376,664	1,476,226	1,877,440	2,135,441	18,089,299
976,638	994,950	1,019,538	1,266,096	1,434,724	12,153,530
548,925	491,232	464,196	506,230	584,565	4,951,854
288,363	358,044	427,770	575,366	657,089	5,566,191
					U.S. dollars*
11.5	28.3	58.1	75.0	53.0	0.45
7.5	10.0	18.0	18.0	18.0	0.15

- The dollar amounts represent the arithmetical results of translating yen to dollars using the exchange rate prevailing on March 31, 2007, which was ¥118.05 to US$1.00. Such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been, or could be, readily converted, realized, or settled in dollars at that rate or any other rate of exchange.

** In the fiscal year ended March 31, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No.2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No.4 for Applying Corporate Accounting Standards) to calculate primary and fully diluted net income per share. The impact of these changes was minimal.



Koji Miyahara, President

From the Top

Q1

NYK boosted both revenues and income in fiscal 2006. How do you view our business prospects for fiscal 2007?

Ordinary income is projected to increase by more than 20% over the previous year.

We are looking forward to boosting both revenues and income over the preceding year. Revenues are expected to grow by 3.5% to ¥2.24 trillion, while ordinary income is projected to rise by 21% to ¥130 billion.

We can point to two profit-boosting factors. First, our liner trade business, which tended to have a negative impact on our business performance in the previous fiscal year, is moving back into the black. Second, Nippon Cargo Airlines (NCA), our consolidated subsidiary specializing in airfreight transport, is improving its earnings. On top of these factors, all business sectors – especially the bulk/energy-resources transport and logistics business – are expected to smoothly boost their earnings.

Looking back on fiscal 2006, we increased revenues by 12% to ¥2.16 trillion over the previous year through fleet expansion and other measures, reaching the ¥2 trillion mark for the first time. Nevertheless, we suffered a setback in regard to ordinary income – down 23% to ¥107.5 billion. This was attributable to deficits by the liner trade business and NCA. The liner trade segment enjoyed smooth freight movements.

But our costs in this sector shot up mainly because of sharp rises in bunker oil prices and inland trucking and railway charges, while the restoration of freight rates, mainly for trunk trade routes, did not progress as smoothly as we had expected. Consequently, the liner trade business fell into the red. Moreover, NCA's ordinary loss expanded to ¥18.1 billion in fiscal 2006. This was attributable to a decline in transport volume due to the slack airfreight market during the peak season, as well as swelling fuel costs and repair expenses for aging aircraft. Substantial advance investment for the earliest possible establishment of an independent system for aircraft maintenance and operation, which are now entrusted to other companies, was also a major adverse factor.

However, the two mentioned negative factors are expected to improve steadily from fiscal 2007 onward. First, concerning the liner trade business, revenues for the current fiscal year are expected to rise 3% from the previous year to ¥592 billion, while an ordinary income of ¥2 billion is projected in stark contrast with a loss of ¥9.7 billion in the previous fiscal year. Freight movements continue to be brisk mainly on the two trunk routes to North America and Europe, while the restoration of freight rates is making headway. Thus, indications point to sustained improvement in the earning structure of all trade routes.

Moreover, NCA's deficit will continue to shrink through such measures as the reduction of various costs and the commissioning of advanced aircraft. In addition, the bulk/energy-resources transport business – involving the bulk transport of such items as iron ore and coal, in addition to the transport of energy resources, such as crude oil, petroleum products, LPG, and LNG – is faring well. Also, our car carriers are expected to continue to enjoy smooth cargo movement.

The "other shipping" business is thus projected to boost its income by about 5% in fiscal 2007. Thus, all shipping-related businesses find themselves in such a favorable environment that they can look forward to boosting their income. Moreover, our logistics business is also enjoying a bright business climate. Furthermore, the cruise busi-

ness achieved a vigorous recovery during fiscal 2006, registering an ordinary income of ¥4.6 billion, a marked improvement from the previous year's loss of ¥200 million.

This favorable trend is expected to continue hereafter, further enhancing the profitability of this business. The cruise-going population is evidently expanding in both the U.S. and Japanese markets. In addition, the booming world economy has brought about increased spending on personal consumption. Thus, it may be said that the business climate for the cruise business is brightening.

Fiscal 2007 is the final year of our medium-term management plan, "New Horizon 2007," which got under way in fiscal 2005. A bunker oil price of $200 per ton was originally assumed under the plan, but the price now stands at around $330 – up $130, working as an unexpected cost-boosting factor of ¥40 billion for the NYK Group as a whole. Moreover, the business results of the liner trade business and NCA have turned out to be worse than expected. However, aside from these adverse factors, the target figures of the plan appear likely to be achieved for the most part.

Q2

During fiscal 2006, the liner trade business lapsed into the red again. Will this segment do well from the current fiscal year onward?

Anticipated freight rate restoration is expected to return our liner business to the black.

Although some weakening is seen in a part of the U.S. housing industry, robust trends basically continue in capital spending and personal consumption. The European trade route, meanwhile, is also enjoying smooth growth thanks to booming economies in Russia, East Europe, and Mediterranean countries. Under these circumstances, transport volumes on the North American and European routes, both trunk trade routes for containerships, are expected to grow by more than 10% in the current fiscal year.

In fiscal 2006, shipping firms could not foresee an upturn in cargo traffic when they renewed their freight rate contracts at the beginning of the year, bringing about a fierce cut-rate competition among them. As a result, almost all major containership operators in the world, including our firm, slipped into a deficit. In the current fiscal year, however, the shipping community as a whole, sharing a keen sense of crisis, is striving for the restoration of freight rates mainly for the trunk trade routes. Our company expects rate restoration in fiscal 2007 to return our liner trade to the black.

Q3

What makes NYK continue to work hard for the development of nonshipping operations, such as integrated logistics and air transport, unlike other carriers?

The purpose is to meet increasingly diversified customer needs and hedge against the risk of sharp fluctuations in the shipping market.

Roughly speaking, there are two reasons. We aim not only to meet the increasingly diversified needs of customers but also to hedge against the risk of sharp fluctuations in the shipping market.

Speaking of the first reason, manufacturers are shifting their production from their own countries to the most suitable locations for marketing their products. This is the so-called "production in the world's optimal place." This tendency has given rise to a new type of demand for transport – namely, the global procurement of parts scrupulously and directly linked with the production lines of factories – in addition to the transport of finished products. We consider it important to meet such new needs of customers.

Customers' demand for transport is not limited to transport from port to port. They need transport as far as the final consuming areas inland. Unless we can take elaborate steps for inventory management and quality control for parts and other cargoes in transit until they are delivered to factories and sales outlets, business opportunities will not come our way. If a single company can provide all forms of transport, a great convenience can be afforded our customers, who would no longer need to rummage through a myriad

Profit plan of nonmaritime business (Ordinary income) (Billions of yen)

	FY 2006	FY 2010
Logistics	17	**30**
Air Cargo Transport	-18.1	**10**
Terminal and Harbor Transport	5.6	**10**
Cruise	4.6	
Real Estate	3.6	
Other	0.2	
Total	12.9	**Over 50**



of logistics operators searching for particular types of transport to and from specific locations.

Moreover, if customers can entrust overall transport to a single company irrespective of difference in the mode of transport, such as sea, land, and air transport, it will work to their great advantage. In particular, air transport was previously limited to cargoes requiring speedy delivery.

Today, however, constant demand for airfreight transport, mainly for expensive goods and parts, has become prevalent. Our desire to meet such needs of customers explains why we make available all modes of sea, land, and air transport.

It is also because airfreight transport is a growth industry – registering an annual growth pace of more than 5% over the past decade – that we are tackling air transport in real earnest. Another major reason is to meet the needs of customers that seek all forms of transport as a result of the globalization of their operations.

NCA, charged with our airfreight transport business, has entered a period of structural reform necessary for its future development, and advance investments have been made for the establishment of an independent system for aircraft maintenance and operation, and a fleet renewal and expansion through the purchase of new, fuel-efficient, environment-friendly airplanes. NCA expects to move into the black from fiscal 2009, and attain a target of ¥10 billion in ordinary income in fiscal 2010.

The second reason for our drive to promote nonshipping business sectors is to hedge against risks in the shipping business, which is subject to extreme volatility. Earnings from shipping are influenced by the market to no small extent. That explains why our firm is pushing ahead with the development of nonshipping operations, centering on integrated logistics as another pillar of management from the viewpoint of corporate stability, even though shipping constitutes the mainstay of our business.

Since the start of the new fiscal year, the dry-bulker market has maintained high freight rates. From a long-term perspective, however, the deployment of new vessels is deemed likely to ease the supply/demand situation, particularly when considering, among other things, the expansion of newbuilding facilities by newly emerging shipbuilding countries, especially China.

Moreover, the prospects of the Chinese economy, currently a major market-boosting factor, cannot necessarily be considered rosy, even though no grave setback seems likely for the time being. NYK will step up efforts to develop nonshipping operations in order to head off these risks.

We aim to see to it that the nonshipping sector – which includes the logistics, terminal and harbor transport, our cruise business, and NCA, among others – can earn an income of more than ¥50 billion on its own in fiscal 2010. To put it rather extremely, we want to establish a corporate structure able to pay dividends from earnings of nonshipping operations alone, even if the shipping business turns no profit whatsoever. To that end, it is necessary to enhance the profitability of the logistics business along with the improvement of NCA's earnings. In particular, we intend to have NYK Logistics eventually raise its ratio of ordinary income to revenues from the present 2% or so to about 3.5%, so as to earn an income of about ¥15 billion (presently ¥6.5 billion). This is no easy task, but not impossible to accomplish.

Q4

Do you intend to push ahead with the expansion of the bulk/energy-resources transport business, which is now enjoying a favorable market?

The fleet for this sector will be expanded from 447 vessels at the end of fiscal 2006 to 600 vessels by the end of fiscal 2010 through a vigorous shipbuilding drive.

Marine transport continues to be the mainstay of NYK's business even though we are set to push ahead with nonshipping business centering on logistics. In particular, we will expand the bulk/energy-resources transport business to address the growth of transport demand especially in cross trade between third countries.

Fleet Size and New Vessels	FY 2006	FY 2007		FY 2008~FY 2010	
	March 31, 2007	New vessels	March 31, 2008	New Vessels	March 31, 2011
Dry bulkers, tankers, LNG carriers, etc.	447	48	485	125	600
Car carriers	115	9	118	30	140
Containerships, etc.	180	22	193	37	210
Total	742	79	796	192	950

We consider that this market will keep freight rates high, mainly in dry-bulk transport, at least until fiscal 2008. No sharp plunge seems likely. Therefore, we will proceed vigorously ahead with the construction of new vessels. A total of 48 new vessels – mainly bulkers – are scheduled for completion during fiscal 2007, while we have already placed orders for 125 new vessels for delivery between fiscal 2008 and 2010. As a result, our bulk/energy-resources transport fleet will expand from 447 vessels as of the end of fiscal 2006 to 600 vessels by the end of fiscal 2010.

Nonetheless, we will firmly maintain the present business style of concluding long-term transport contracts with important customers, mainly for large vessels such as Capesize bulkers and VLCCs.

In order to avert the risk of a market downswing, we intend to continue to have about 90% of our Capesize bulkers and VLCCs covered by long-term contracts.

When the market soars, it is possible to boost earnings by concluding mainly short-term contracts. Yet an enormous risk materializes if a fleet is enlarged and then reduced within a short time, in step with market trends. Considering a possible impact on the quarters concerned, any such short-term strategy cannot be deemed advisable. We believe that it is essential to conduct our business primarily from a viewpoint of establishing long-term, stable relationships with customers, business partners, shareholders, employees, and all other stakeholders.



Q5

Could you tell us about NYK's policy on dividend payment?

A payout ratio of at least 20% to the consolidated net income will be maintained, while top priority will be given to continuing stable dividend payment in the future.

We will maintain a payout ratio of at least 20% to the consolidated net income, while priority will be given to continuing stable dividend payment in the years ahead. We intend to steer our dividend policy in consideration of a balance between dividend payment and investment in air transport, logistics, and other sectors, which will be necessary to ensure the future stability of dividend payments. The target of ¥50 billion for ordinary income in the nonshipping business is intended to guarantee such stability.

Q6

Please explain your idea of corporate social responsibility (CSR), which you have emphasized since assuming the NYK presidency.

It is important for all employees to fulfill CSR on their own initiative.

In the final analysis, this is a matter of course for any corporation. Since corporations are operating in society, they need to be recognized by society in order to achieve sustained growth. We consider it important that CSR is not something forced from the top, but represents actions all employees engage in day to day, based on their own initiative. In January this year, we adopted the NYK Group Values of "Integrity, Innovation, and Intensity" as a guideline for the daily activities of all our employees worldwide so that they will maintain a keen sense of such values and conduct themselves in a manner appropriate for all stakeholders.

Concerning NYK's CSR as a shipping company, it has become far more important than ever to ensure safe navigation and protection of the marine environment. We will also push ahead with measures for contribution to society by taking full advantage of our operations as a logistics operator – for instance, the improvement of a system for supporting the volunteer activities of individual employees and the transport of goods free of charge in the event of a disaster.

Business at a Glance

■ Revenues by Business Segment (Billions of yen)
■ Revenue Ratio by Business Segment
□ Operating Income (Billions of yen)
■ Ordinary Income (Billions of yen)


Liner Trade Business
NYK LINE


800
600
400
200
0
FY04
05
06


25%


45
30
15
0
15
FY04
05
06

Other Shipping Business

Car Transport, Dry Bulk Transport, Petroleum Transport, Petroleum Product Transport, LPG Transport and LNG Transport


800
600
400
200
0
FY04
05
06


34%


120
90
60
30
0
FY04
05
06








L N G


Logistics Business
NYK LOGISTICS


480
360
240
120
0
FY04
05
06


21%


16
12
8
4
0
FY04
05
06


Terminal and Harbor Transport Business


160
120
80
40
0
FY04
05
06


5.5%


8
6
4
2
0
FY04
05
06


Cruise Business


48
36
24
12
0
FY04
05
06


2%


5
2.5
0
2.5
5
FY04
05
06


Real Estate Business


16
12
8
4
0
FY04
05
06


0.5%


4
3
2
1
0
FY04
05
06


Other Business
NCA


280
210
140
70
0
FY04
05
06


12%


0
6
12
18
24
FY04
05
06

☐ Overview

Liner Trade Business

Freight movements were steady on all liner routes in fiscal 2006. With freight rate restorations achieving some positive results on the European trade, and load factors and freight rate standards both being favorable on the Australian trade, the NYK Group increased revenues from liner services in general from a year earlier. In respect to income, on the other hand, we suffered huge declines resulting from falls in freight rate from the second half of the previous fiscal year, bunker oil prices hovering at high levels and increases in costs for terminal, railway, trucking and feeder services, reflecting severe trade circumstances.

Other Shipping Business: Car Transport/Dry Bulk Transport

As regards car transport services, freight movements continued to be massive worldwide in fiscal 2006. Throughput was higher than a year earlier, exceeding the NYK Group's original target. At a time when transport demand was higher than tonnage supply, we chartered ships from the market on a short-term basis and deployed vessels efficiently. Six large newbuildings were completed, enabling us to maintain stable transport. In the bulk cargo market, powerful demand, primarily in China, increased the freight movement of steel materials, coal, grains, steel products and cement. The market fluctuated at high levels after returning to an upward trend from temporary sluggishness. Against the background of such favorable market conditions, we promoted the conclusion of new medium- and long-term contracts with customers in Japan and overseas.

Other Shipping Business: Petroleum, Petroleum Products and LPG Transport/LNG Transport

The operation of crude oil, LPG and LNG tankers, as well as others, on long-term contracts remained brisk in fiscal 2006. The crude oil tanker was strong in the first half thanks to demand for gasoline in summer and for increases in inventory. In the second half, however, it plunged to the lowest level since fiscal 2002, owing to sluggishness in petroleum demand from prospects for slow-downs in the U.S. economy and a record warm winter, as well as production curtailments from November by the OPEC. Although three petroleum product tanker newbuildings were completed in the fiscal year in question, the market fell in the second half in step with the crude oil market, due to weak demand for air heating and excess inventory of petroleum products. From tanker services in general, as a consequence, the NYK Group suffered decreases in income from the previous fiscal year.

Logistics Business

The logistics division did much better in fiscal 2006 than a year earlier. In particular, NYK Logistics succeeded in winning contracts from new high-value customers in North America, while domestic services were robust as well. In Europe, the utilization rates of new business footholds set up in and after fiscal 2002 went up, beginning to be profitable. As a result of streamlining existing facilities, furthermore, we improved business results. By responding to logistics demand among customers in the auto, retail and electric industries, we enriched the scope of our business. Yusen Air & Sea Service Co. Ltd. (YAS), an air cargo arm of our group, reported steady revenues and income despite the intensification of competition.

Terminal and Harbor Transport Business

From terminal and harbor transport business, the NYK Group exceeded its fiscal 2005 results and cleared its original target in fiscal 2006 thanks to improvements in cargo handling charges and the briskness of affiliates. In the fiscal year in question, we participated in a new container terminal project at the port of Dalian in China.

Cruise Business

In the U.S., the percentage of passengers to capacity was high not only in summer, when demand is usually strong, but also winter, when demand is weak, enabling the NYK Group to clear its revenues and ordinary income targets. In Japan, we improved business results from cruise services as a whole from a year earlier in fiscal 2006, the first year of *Asuka II*'s full-year operations, clearing our original goals, as we enjoyed economies of scale by boosting new demand.

Real Estate Business

Against the background of massive office demand, the NYK Group strove to raise rents and occupancy rates as well as reduce costs in fiscal 2006. As a consequence, we marked higher income from the previous fiscal year.

Other Business

In respect to other business, the NYK Group accomplished higher business performance from trading services than a year earlier in fiscal 2006 resulting from the briskness of sales of machinery and other equipment for newbuildings. Our ship agent, manufacturing and processing, and restaurant services remained nearly unchanged. Nippon Cargo Airlines Co. Ltd. (NCA) did much worse than its targets because it was impacted severely by trouble with aged equipment and increases in fuel prices at a time when freight movement never peaked. NCA will continue to make efforts to regain profitability by fiscal 2009 by introducing new aircraft and beginning to fulfill operation and maintenance duties on its own.

Fleet Size at the End of the Fiscal Year

Containerships
(Including semi-containerships)
141 vessels 5,060,630 Kt (DWT)



Bulk Carriers (Capesize)
115 vessels 16,414,219 Kt (DWT)



Bulk Carriers
(Panamax and Handysize)
161 vessels 7,390,512 Kt (DWT)



Wood-chip Carriers
48 vessels 2,268,511 Kt (DWT)



Car Carriers
115 vessels 1,724,406 Kt (DWT)



Reefer Carriers
26 vessels 244,675 Kt (DWT)



Tankers (Including crude oil tankers)
73 vessels 12,347,425 Kt (DWT)



LNG Carriers
24 vessels 1,705,469 Kt (DWT)



Cruise Ships
3 vessels 21,577 Kt (DWT)



Others
36 vessels 415,339 Kt (DWT)

Total
742 vessels 47,592,763 Kt (DWT)

Logistics

Distribution centers and facilities:
Worldwide in 379 locations,
34 countries
Total warehouse space:2,200,000m²



Terminals

Container terminals:22
Finished car terminals:9
Others:6



Air Cargo Transport

New aircraft (B747-400F):4
Classic aircraft (B747-200F/SF):6



Liner Trade Business

Container Transport



Hiroyuki Shimizu
Representative Director
Senior Managing Corporate Officer



Marine Transport Volume of Containers
Asia-U.S. Routes
Asia → U.S.
U.S. → Asia
(Thousands of TEUs)
16,000
12,000
8,000
4,000
0
2004 2005 2006 2007 (Forecast)
Source: Trade HORIZONS Winter 2007
Asia-Europe Routes
Asia → Europe
Europe → Asia
(Thousands of TEUs)
12,000
9,000
6,000
3,000
0
2004 2005 2006 2007 (Forecast)
Source: Global Insight



Freight Rates
Asia-U.S. Routes
Asia → U.S.
U.S. → Asia
(US$)
2,000
1,500
1,000
500
0
2003 2004 2005 2006
Source: Containerisation International
Asia-Europe Routes
Asia → Europe
Europe → Asia
(US$)
2,000
1,500
1,000
500
0
2003 2004 2005 2006
Source: Containerisation International

The Asia/North America and Asia/Europe trades are both expected to see growth in container movements of more than 10 percent from a year earlier.



Liner Trade Business Revenues
(Billions of yen)
600
450
300
150
0
FY2004 2005 2006 2007 (Forecast)

Business Results for Fiscal 2006

Growing transport volumes in fiscal 2006 gave NYK's liner trade segment a 6.4% boost in revenues over the previous fiscal year to ¥574 billion. However, falling freight rates on trunk trade routes and swelling vessel-operating costs handed the segment an ordinary loss of ¥9.7 billion, which contrasted with fiscal 2005's income of ¥17.5 billion.

With respect to freight rates, intensified competition on the European route following the merger of two major carriers in the autumn of 2005, and an industry-wide price war broke out. Negotiations on rates for the North American trade began in May 2006, when the price war had not yet been concluded, and ended with an agreement that brought rates lower than the previous fiscal year's level, mainly for shipments to the West Coast of North America. Falling freight rates on the European and North American routes negatively affected other trades in Asia, Latin America, and Australia, and triggered a global downtrend in ocean freight rates.

The liner trade was also deeply gouged by steep hikes in three other costs: bunker oil prices, inland transport costs (i.e., rail and truck transport), and containership charter rates. In particular, rising bunker oil prices dealt a ¥10 billion blow to earnings of containerships operating at speeds high enough to stay on regular sailing schedules, which translated into a heavy consumption of fuel. Freight rate revisions by North American railways had no small impact on inland transport costs either, while soaring rates in the charter market hit earnings of small- and medium-sized vessels, which had to be chartered from the market to supplement NYK's services.

Concerning container movements in 2006, a double-digit increase of 13.8% was reported for Asia–Europe routes, on which 10.83 million TEUs were transported. Between Asia and North America, a record-high 14.16 million TEUs were moved, up 10.8%. Cargo movements quickly gathered momentum mainly on the North American and European routes as soon as agreement brought rates to nearly a break-even level. We strove to meet the demand in this fast-growing transport sector, but nevertheless, earnings in NYK's containership segment as a whole fell under the burden of the three aforementioned crippling costs.

Business Prospects from Fiscal 2007

NYK's liner trade segment, which was forced into the red in fiscal 2006, fully expects to report financial gains in fiscal 2007. The restoration of freight rates, the deployment of new vessels, and the streamlining of vessel-operating costs weigh favorably toward recovering from the ¥9.7 billion loss experienced in 2006, and achieving an ordinary income of ¥2 billion in fiscal 2007 on revenues of ¥592 billion, up 3% year on year.

On the European route, rates have been climbing upward in phases since July 2006, and have already rebounded to the level they were at before they plummeted in the autumn of 2005. Vessels plying the European route are always full thanks to the booming economy in Europe, a high euro, and a surge in cargoes bound for Russia and East European countries such as the Czech Republic and Poland, whose economies are growing rapidly.

On this route, however, NYK has only now managed to climb out of the red. Therefore, we intend to push ahead with further restoration of freight rates to improve our revenues. Demand for freight transport is growing not only on the European route but also on other routes, such as those to North America and Asia, and although new containerships on order will be delivered in the years ahead, the supply/demand situation is not likely to be seriously disrupted. Therefore, improvement of freight rates on all the trade routes is very much possible.

Another factor that will help return NYK's liner trade to the black is the deployment of new vessels. NYK's containership fleet, including conventional liner vessels, will increase from some 160 vessels to 170 by the end of fiscal 2007, and 180 by the end of fiscal 2010.

We intend to drive toward improving our earnings by


NYK LINE
Containership *NYK Venus*

enlarging our operational scale through the deployment of cost-competitive new vessels, and by returning chartered vessels to their owners. Chartered vessels on routes with a high proportion of them, such as Latin America and intra-Asia, will be entirely eliminated by fiscal 2010. NYK will add to these routes its own newbuildings of 6,500, 4,900, and 2,900 TEU vessels, as well as a series of eight 8,600 TEU vessels (three of which are already completed), to ensure the most efficient operation and maximum earnings from container trade routes as a whole.

Finally, concerning the rationalization of operating costs, cost reduction is imperative for the liner trade segment, in which more than 80% of revenues are absorbed by vessel-operating costs, including fixed costs. We will reinforce the competitiveness of NYK's container services by thoroughly following the campaign started in fiscal 2006 to lower fuel consumption and by paring down costs, such as cargo-handling expenses at terminals and trucking service charges.

Conventional Cargo Transport

NYK-Hinode Line operates a multipurpose fleet of about 60 vessels to primarily haul heavy-lift cargoes and steel products on conventional liner routes (the Middle East, Southeast Asia, Europe-Mediterranean, East Africa, Australia, India, and the South Pacific). The company is one of the world s leading carriers in this sphere of maritime trade. NYK-Hinode transports cargoes such as steel products, automobiles, construction machinery, containers, and bulk on trade routes that are not served by specialized vessels, such as containerships, large-sized bulkers, and car carriers.

In fiscal 2006, the company witnessed brisk cargo movements, mainly to the Middle East, of large-sized heavy-lift cargoes such as those for oil refineries and chemical plants related to crude oil and natural gas, as well as steel pipes for drilling. Freight rates were also at high levels buoyed by soaring bulker rates. As a result, NYK-Hinode boosted both revenues and income over the previous year.


Mutipurpose vessel *Kumano*

In fiscal 2007, NYK-Hinode expects to maintain earnings at the previous year s level. Against the background of intensified development of natural resources in the Middle East and other regions exporting resources, both cargo movements and freight rates are likely to remain favorable for the time being, mainly in such areas as chemical plant equipment and steel pipes for crude oil and natural gas drilling. In particular, because only a limited number of shipping firms in the world transport large-sized heavy cargoes, demand will likely continue to exceed supply in this market for now. Under these circumstances, NYK-Hinode will step up its business activities on the strength of its advanced vessels, such as heavy-lift vessels outfitted with 450-ton cranes and Ro-Ro module vessels for transporting super-heavy cargoes.

Other Shipping Business

Car Transport



Masahiro Kato
Managing Corporate Officer


World Marine Transport of Automobiles
(Thousands of Vehicles)
16,000
12,000
8,000
4,000
0
2004
2005
2006
2007
(Forecast)

Source: NYK Research Group

Amid the increasing globalization of manufacturing bases, overall demand for marine transport of automobiles remains robust.


NYK LINE

Pure car and truck carrier *Cepheus Leader*

Business Results for Fiscal 2006

NYK's car transport sector saw a substantial boost in revenues in fiscal 2006. Japan's automobile exports – a very significant market for car carriers – increased by about a million units over the previous year to approximately 5.7 million as Japanese automakers basked in brisk overseas sales. NYK-hauled automobiles also increased for this reason – hitting the 3 million-unit mark for the first time – and we earned much greater sales from freight rates.

At the same time, operational and various other costs also swelled markedly. NYK currently operates a total of 110 to 120 pure car carriers (PCCs), but they were not enough to keep up with the strong demand for car transport, so we needed to undertake a variety of measures.

Normally, cars are transported on PCCs – onto and off of which cars are driven – but because of a shortage of such vessels, reefer vessels and containerships also needed to be employed. In one situation, we had to transport 5,000 cars, which could have been moved at one time if a large enough vessel had been available, on a smaller-sized car carrier that had only a 1,000-unit capacity and thus required five trips to complete the task. In another case, for the purpose of raising tonnage efficiency, we operated to the West Coast of North America ships that were normally run between Japan and the East Coast of North America. From the West Coast, automobiles were moved by rail to the East Coast.

Business Prospects from Fiscal 2007

Concerning business circumstances in fiscal 2007 and beyond, we anticipate that cargo demand will remain high for a few more years. Car sales around the globe are likely to keep growing and reach 70 million units in several years, while a faster growth pace is expected for seaborne cargo volumes. We can say that car transport is undoubtedly a growth industry.

Japan's car exports will continue to expand in the current fiscal year. The number of motor vehicle exports will increase by 200,000 to 300,000 from the previous fiscal year to hit somewhere around 6 million units. Moreover, car shipments from South Korea, the second-largest car exporter in Asia after Japan, will continue at high levels, even though a high won may cause a slight slowdown. In addition, car shipments to China, a fast-growing economy, as well as to Russia and central and eastern Europe are bound to continue to increase in the years ahead, along with those to the established markets of North America, Europe, and the Middle East.

In anticipation of such growth in transport demand, the NYK Group is taking steps to expand its car carrier fleet. We have already completed arrangements for the acquisition of new pure car and truck carriers (PCTCs), slated for completion by 2011, and our fleet will be centered around large-sized vessels capable of transporting 6,000 units and include vessels chartered from other markets. Over the three years from fiscal 2007 to 2009, more than 10 new vessels per year are scheduled to join the NYK Group's car carrier fleet. As a result, our fleet will expand to 140 vessels by the end of fiscal 2010 from the present 110 to 120 vessels.

Upon the deployment of these newbuildings, we plan to return car carriers chartered at high rates to their owners. Moreover, a downtrend is expected for cost-inflating factors that were seen in large numbers in fiscal 2006, such as the urgent use of containerships and reefer vessels for car transport. Consequently, it is projected that profitability will improve. At present, the average hauling capacity of NYK-controlled car carriers stands at 4,800 units. But it will rise to about 5,000 as a result of the introduction of larger newbuildings. By operating large ships, we intend to earn more by raising per-vessel transport efficiency.

Meanwhile, we project that the supply-demand situation of automobiles is expected to remain tight at least until fiscal 2009 against a backdrop of vigorous transport demand. However, newbuildings that will account for nearly 50% of the world's fleet are to be completed in a few years, which could relax the balance temporarily. Keeping this in mind, we will remain cautious when ordering newbuildings for delivery from 2010.



Northern Inlet Terminal, Zeebrugge

At a time when tonnage space was tight, we managed to meet customer transport demand through such efforts. However, we had to bear increased cost burdens resulting from charter fees for containerships, reefer vessels, and small-sized car carriers used as alternatives, as well as inland transport charges. In other words, sales improved significantly, but profit was about the same as the previous year. In fiscal 2006, we continued to devote great efforts to the operation of terminals for finished vehicles, a business linked to marine transport. A dedicated terminal for completed cars went into operation in Dalian in July last year, bringing to three the number of NYK terminals in China, following those in Shanghai and Tianjin. In addition, the NYK Group has invested in an existing car terminal in Guangzhou and is now in talks about operating it.

Furthermore, in February 2007, the NYK Group acquired the rights to operate three terminals for finished vehicles at the Belgian ports of Zeebrugge and Antwerp. This marked the first time that our firm had ever engaged in terminal business activities in Europe. The NYK Group also began operating a similar terminal in Laem Chabang, Thailand. Promoting a hub-and-spoke system based on dedicated terminals in Europe and Asia that closely links major ports with destination ports is a major feature in the NYK Group's strategies for improving completed car transport efficiency.

Other Shipping Business

Dry Bulk Transport



Hidenori Hono
Managing Corporate Officer



Dry Bulk Transport Volume
Source: NYK Research Group
(Millions of tons)
2,000
1,500
1,000
500
0
Grain
Coking Coal
Iron Ore
Standard Coal (fuel coal)
2004 2005 2006 2007 (Forecast)
Trend of Dry Bulk Market
Source: NYK Research Group
(Transport price index for dry bulk items)
8,000
6,000
4,000
2,000
0
2003 2004 2005 2006 2007 (Forecast)

As regards dry bulk cargo movements, all major items are on the rise around the world, and freight rates have been rising since last summer as powerfully as when they peaked in 2004.



Capesize bulker *Atlantic Tiger*

Business Results for Fiscal 2006

In fiscal 2006, the Capesize Bulker Group increased both its sales and income. Sales climbed 25%, while ordinary income doubled. This was primarily due to steep surges in freight rates and the expansion of the group's operational scale. Freight rates soared close to the peak level registered in fiscal 2004 against the background of brisk transport demand centering on shipments to China. During the period under review, meanwhile, six Capesize bulkers (including one ore carrier) and two Panamax bulker newbuildings were completed, while four vessels were chartered over short and medium periods to take advantage of slight drops in charter rates. The expansion of the fleet in operation contributed directly to the boost in our earnings.

The Steaming Coal Group, engaged in the transport of coal for electric power companies, registered a solid revenue gain by increasing transport volumes, and secured profitability second only to the record set in fiscal 2005.

The Forest Products Group, which carries wood chips, saw a 20% increase in sales and a 30% increase in ordinary income in fiscal 2006 compared with the previous year. The completion of three wood-chip carriers helped boost earnings, and some of the group's ships were used in the transport of dry cargoes other than wood chips – such as soybean cake – in the Atlantic market, which enabled the group to benefit directly from a soaring bulker freight market.

When we look back on the dry bulk business in fiscal 2006, the expansion of overseas commercial rights was key to all sectors. In April 2006, NYK set up two Capesize & Panamax Bulker teams within the Capesize Bulker Group and the Steaming Coal Group as new units for operations on a company-wide scale, with the aim of reinforcing our business with overseas customers. This restructuring helped to win many new commercial rights abroad in the dry-bulker sector in fiscal 2006.

As for Capsize bulker , we successively entered into large-scale contracts for lengthy periods of 10 to 25 years with Chinese steelmakers, such as Baoshan Iron & Steel, Shougang Corporation, Maanshan Iron & Steel, and the Beitai Iron & Steel Group. Concerning steaming coal, we concluded a 12-year transport contract with a Chinese electric power company owned partly by Hong Kong interests. This represented the first long-term contract for the transport of coal for power generation to mainland China to be concluded by a non-Chinese shipping company. Regarding forest products, we secured a comprehensive transport contract with China's first-ever integrated papermaker for the carriage of wood chips. Thus, fiscal 2006 saw NYK further expand its ties with Chinese customers.

Business Prospects from Fiscal 2007

The Capesize Bulker Group expects to further increase revenues and income in fiscal 2007 as the market is projected to remain steady. Cargo transport demand is brisk, especially in shipments to China, and shipments to India and other new markets are showing great potential. To address such growth in transport demand, we will expand our Capesize fleet from the current 60 vessels to 80 by 2010 by acquiring newbuildings. Moreover, our Panamax fleet, which carries steaming coal as well as steel materials, will also be enlarged from the current 20 vessels to 30 by 2010.

At a time when the market is favorable, some believe that it is more profitable to operate on-the-spot services than to conclude long-term contracts with specific customers. However, NYK has developed thanks to long-term contracts with steelmakers, mainly those in Japan. We will continue to meet customer demand by promising to provide stable services, primarily through medium- and long-term agreements. At the same time, we will secure favorable business performance on a stable basis.

The Steaming Coal Group can also be counted on to further augment revenues. Indications are that demand for coal among domestic electric power companies will continue to be robust. China, once a major coal exporter, became a coal importer in net terms in 2007. In South Korea, NYK is Japan's sole shipping firm transporting coal to an electric power company under a long-term contract. In fiscal 2007, moreover, NYK will start to implement a similar contract with another electric power company in South Korea. NYK's fleet for the transport of steaming coal currently consists of 30 to 40 vessels centering on the over-Panamax type. We intend to enlarge the fleet to 50 vessels in the near future.

The Forest Products Group will have eight new wood-chip carriers completed in fiscal 2007, expanding its fleet to 46 vessels from the current 39. Moreover, arrangements are being made to further enlarge the fleet to 55 vessels by 2010–2012. The ongoing move to expand the fleet has been prompted by the diversification of transport areas and cargoes. At present, almost all our wood-chip shipments are destined for Japanese papermakers. Henceforth, however, we will expand our commercial rights in China, Turkey, and Europe. By handling commodities other than wood chips – such as wood pellets, tapioca, and other biomass fuels, all of which are transported in chip carriers on an on-the-spot basis – we will further enrich our cargo item menu and meet demand for transport of the commodities.



Wood-chip carrier *Dyna Pure*

Handysize Bulker Transport

NYK Global Bulk Corporation (NGB) is a wholly owned subsidiary of NYK, and operates about 110 Handysize bulk carriers —the largest fleet of its kind in Japan and one of the largest in the world. In fiscal 2006, the company increased revenues but saw income decline due to soaring bunker oil prices and charter rates. Even so, NGB was able to earn as high a level of income as in the previous fiscal year thanks to a sustained boom in the small-sized bulk carrier market.

As for the current fiscal year, high bunker oil prices and charter rates will continue to put pressure on the company s earnings. In spite of this, NGB expects that surging freight rates, which have from the beginning of this year bounced back to the peak level of fiscal 2004, will help the company to achieve a gain in income compared with the previous year. Moreover, a total of 38 new vessels will be completed during the five years from 2007 to 2011, which will increase NGB s fleet to about 120 vessels by 2010.



Handysize bulker *Ashiya Star*

Other Shipping Business

Petroleum Transport, Petroleum Product Transport and LPG Transport



Tadaaki Naito
Managing Corporate Officer



World Marine Transport of Crude Oil
(Millions of tons)
2,000
1,500
1,000
500
0
2004
2005
2006
2007 (Forecast)
Source: NYK Research Group

Crude oil throughput by sea is constantly increasing because of growth in demand in China and other newly industrialized economies.



Very large crude carrier *Takasaki*

Business Results for Fiscal 2006

Petroleum, petroleum product, LPG and chemical tanker sectors suffered income drops in fiscal 2006 compared to the previous fiscal year, due primarily to a slump in freight rates.

In fiscal 2005, against the backdrop of strong demand for crude oil and petroleum products worldwide, both markets fluctuated at high levels. In fiscal 2006, however, although favorable trends continued until summer, an unexpected downswing set in from autumn under the impact of an abnormally warm winter worldwide and high inventory levels in consumer markets. To make matters worse, the crude oil tanker sector was forced to increase maintenance spending due to soaring repair costs, mainly for old single-hull vessels.

As of the end of fiscal 2006, the NYK Group as a whole operated 42 crude oil tankers comprising 36 very large crude carriers (VLCCs) of more than 200,000 dw/t, and six medium-sized tankers – five Aframax tankers of around 100,000 dw/t and one Panamax tanker of 60,000 dw/t.

Some 85% of the VLCCs are operating under long-term charter contracts of five- to 10-year periods with specific customers. These contracts provide a stable source of income for NYK because they are not directly affected by market fluctuations. Although market slumps caused the oil tanker sector to suffer an income drop in fiscal 2006, the drop was within the scope of projections, and the sector continued to generate stable income.

The petroleum, petroleum product, LPG and chemical tanker sectors primarily focused on three important tasks in fiscal 2006. One was the further promotion of overseas operations. For instance, control over the Aframax fleet, including ship operations and charters, was wholly transferred from the Tokyo head office to NYK Bulkship (Asia), a subsidiary in Singapore.

Unlike with VLCCs, there is an extremely small proportion of long-term contracts with Aframax tankers. They operate mainly under spot contracts, concluded for each voyage, and short- and medium-term contracts of affreightment (COA). Singapore, rather than Tokyo, functions as an important center that attracts oil majors, traders, and other customers, as well as information. As such, NYK will strive to reinforce its Aframax business by conducting community-based sales and marketing activities in Singapore. The other two important tasks we focused on in fiscal 2006 were the thoroughness of safe operations and a company-wide campaign to reduce fuel oil consumption. Although they are not flashy, attention-grabbing activities, we believe that attention to safety and our natural environment are very important duties for a shipping company.

Business Prospects from Fiscal 2007

Petroleum, petroleum product, LPG and chemical tanker sectors expect better performances in fiscal 2007 over the previous fiscal year. Although the market climate can hardly be expected to change suddenly for the better, one Aframax tanker and four medium-range (MR) petroleum product tankers (of about 45,000 dw/t) are scheduled for completion during the term. The fleet expansion will directly improve earnings. Moreover, high maintenance costs will be drastically reduced through the accelerated sales of single-hull VLCCs and their conversion into other types of vessels.

In response to recent crude oil spills worldwide, the International Maritime Organization (IMO), a specialist organization of the United Nations (UN), has banned as of 2010 the use of single-hull tankers, which are inferior in safety to the double-hull tankers that have become mainstream today. A double-hull tanker has a double-layered body, which would prevent it from leaking crude and heavy oil even if it was damaged to some extent in a stranding or other accident. Of its 36 VLCCs, the NYK Group will dispose of its six single-hull tankers prior to the 2010 deadline, and make all its vessels meet the double-hull safety standards within a short time.

The disposal of the single-hull vessels, operated mainly under short-term contracts, will not only ensure greater safety and lower maintenance costs but also lead to the operational stability of our business as a whole. As there are no signs of the market climate picking up anytime soon, the proportion of VLCCs operated on a spot basis will be lowered from 15% in fiscal 2006 to about 10% in and after the current fiscal year. We will further stabilize our management by increasing the proportion of vessels under medium- and long-term contracts.

Even though the market has been stagnant since the second half of the last fiscal year, demand for crude oil and petroleum products is expected to achieve robust growth mainly in emerging economies like China over the medium and long term. Turning to the supply side, the production and export of crude oil will increase in distant regions, such as West Africa, Venezuela, and Brazil, in addition to the Middle East, which has been the main supply source. This will lengthen the travel distance of oil tankers, and work as a plus factor in tightening the tanker supply/demand situation. With respect to petroleum products, moreover, oil refineries are being built successively in newly rising economies like China and India. Indications are that considerable volumes of petroleum products in excess of domestic consumption will be earmarked for export, generating additional transport demand.

In anticipation of such transport demand, NYK is pushing ahead with the construction of new vessels. As a result, the oil tanker fleet will be expanded to include 37 VLCCs and seven medium-sized tankers by 2010. Eventually, NYK will increase that to 40 VLCCs and 10 Aframaxes through the purchase of used vessels and additional newbuilding orders. Meanwhile, the petroleum product tanker fleet will be doubled to 25 vessels by 2010 from the 13 vessels as of the end of fiscal 2006.


L P G

LPG carrier *Lycaste Peace*

As one of its future business strategies, NYK plans to continue expanding business ties with overseas customers in accordance with growth in demand, making use of the company's crude oil tanker fleet centered on VLCCs, while maintaining close relations with its existing customers in Japan, who have been its main source of business up until now. At present, NYK has eight VLCCs operating under contracts with overseas customers, such as ExxonMobil and CHINA OIL (PETROCHINA INTERNATIONAL), and intends to increase that number, which is now the largest among Japanese carriers. And, as mentioned earlier, control over the Aframax fleet was transferred to the Singapore subsidiary in the previous fiscal year, and we are now in the process of reinforcing our overseas business infrastructure.

Concerning petroleum product tankers, NYK plans from the current fiscal year to transfer its business concerned with small MR product tankers, including operations and charters, to the Singapore subsidiary. In consideration of the necessity for doing locally oriented business in the center of a market, as with the Aframax business, we will position Singapore as the center of our MR product tanker business to carry out further overseas development. As for biomass fuels, which are attracting attention as alternative energy resources to fossil fuels, we will by the end of the current fiscal year develop a fleet and carry out sales and marketing activities in preparation for launching full-scale transport services.



Hitoshi Nagasawa
Corporate Officer

Business Results for Fiscal 2006

In fiscal 2006, NYK's LNG carrier fleet earned an impressive income gain of 25% over the previous year, far exceeding the original projection. The primary reason for the success was the addition of four new vessels to the fleet – earmarked for services to such customers as Osaka Gas Co. Ltd., the Ras Gas Project, and Gaz de France – which provided smooth operations altogether. With the addition of the four, the NYK-operated LNG carrier fleet was expanded to 39 vessels, including those co-owned with other firms. The number of ships under ship-management contracts, which require NYK to take charge of manning and operation, increased to 18.

As for operations, NYK, together with Mitsui & Co. Ltd., concluded in fiscal 2006 a long-term charter contract with Taiwan's Chinese Petroleum Corporation for four new LNG carriers, and placed orders for the vessels to be completed in fiscal 2009 and 2010. Based on this contract, NYK and the Taiwanese company will set up a joint venture in Taiwan to manage the LNG carriers. This is another instance in which NYK is building a track record in vessel operating safety by forming partnerships with customers not only in transport but also in the management of vessels. Such commitment has won NYK a high reputation among customers both at home and abroad, and has contributed to laying the foundation for future expansion of our business.


NYK LINE

LNG carrier *Grace Acacia*

Source: NYK Research Group


Global LNG Demand Forecast
(Millions of tons)
400
300
200
100
0
2007
2010
2015
2020
Asia
Europe
United States

At a time when global demand for LNG is becoming increasingly stronger, NYK will participate aggressively in new projects ongoing around the world.

Business Prospects from Fiscal 2007

As for fiscal 2007, earnings from the LNG Group are expected to be about the same as the previous year because some vessels will be taken out of operation temporarily for regular inspections and repairs. However, since regular inspections and repairs will be extremely short-term factors, we believe the LNG carrier fleet will contribute to the earnings of the NYK Group as a whole in the medium and long term.

Against the backdrop of mounting awareness of environmental issues, demand for LNG, a clean energy resource that produces much less carbon dioxide (CO_2), is growing worldwide. NYK expects the world's LNG consumption to surge from the approximate 170 million tons in 2007 to 230–270 million tons by 2010 and to 360–460 million tons by 2020.

Fast-rising demand for LNG has triggered aggressive LNG development projects in various parts of the world. In addition to projects under way so far in the Middle East, Indonesia, and Australia, new ones are also moving into high gear one after another, including those in Nigeria and Sakhalin. NYK is striving to expand its business through participation in these new projects. In this context, the company has already placed orders for 27 LNG carriers for completion through 2010. As a result, the total number of LNG carriers in operation for NYK will climb to 66 by 2010, including 37 to be managed by us. Moreover, the overall capacity of the 66 vessels will likely be the largest in the world, enabling the NYK Group to attain its target of becoming the world's largest operator of LNG carriers by 2010.

While substantially increasing LNG carriers operated and managed by NYK, the NYK head office in fiscal 2006 spun off the management of LNG carriers (e.g., the arrangement and education of crewmen, the maintenance and repair of ships, and the confirmation of safety standards) and established subsidiaries in Tokyo and London dedicated to LNG carrier management. The establishment of the shipmanagement companies specializing in LNG carriers is intended to train shipmanagement specialists and ensure the further enhancement of operational safety from the aspect of personnel. At the same time, NYK aims to achieve both the full transparency and drastic reduction of costs by transferring relevant operations to the separate companies. The cost of manning LNG carriers and the regular repairs required is much greater than for other commercial vessels. Nonetheless, NYK will ensure both operational safety and increased earnings through its own efforts.

Shipowning companies are usually established when shipping companies participate in LNG transport projects. Therefore, how best to supervise the management and accounting of such companies poses an important challenge as operational scales expand. NYK for its part is pushing ahead with the improvement of its management structure by making efforts to standardize and document its business processes, and promoting close collaboration between its business and accounting departments. Further, NYK is reinforcing its management base for LNG transport operations from all angles in order to secure sustainable competitive strength.

The prime strength of the LNG carrier fleet in NYK's entire business undoubtedly lies in the stability of its earnings, for it is easy to foresee future earnings because almost all LNG carriers operate under long-term charter contracts with customers for 20 to 25 years. Given that the shipping industry is highly susceptible to market climates and that earnings are affected considerably by market fluctuations, the LNG carrier business is regarded as a stable source of earnings in the years ahead in NYK's business portfolio (the distribution of assets) as a whole. NYK's LNG carrier business has so far developed in parallel with the growth of Japan's electric power and gas companies. NYK thus boasts a very large share in the LNG transport business for Japanese customers, and we intend to maintain and even reinforce such close ties with them in the years ahead. Meanwhile, demand for LNG is growing globally, and NYK will also take part in transport projects for overseas customers. Of the 39 LNG carriers currently in operation for NYK, 30 are assigned to serve Japanese customers, while the rest, although small in number, are deployed for transport to overseas customers in Europe, India, South Korea, and elsewhere.

As such, NYK will make efforts to win more contracts with customers in Europe and the United States. Under these circumstances, NYK is determined to further reinforce safety operation systems it has developed, and simultaneously pursue the following three values: scale, quality, and earnings.


L N G

LNG carrier *LNG Flora*

Logistics Business

Hiroyuki Shimizu
Representative Director
Senior Managing Corporate Officer


Logistics Business Revenues
(Billions of yen)
480
360
240
120
0
FY2004
2005
2006
2007
(Forecast)

Business Results for Fiscal 2006

The logistics arm of the NYK Group in fiscal 2006, recorded remarkable gains in both revenues and ordinary income, up 13% to ¥482.7 billion and up 30% to ¥17 billion, respectively. In particular, NYK Logistics[1] stood out with a notable increase in ordinary income, which increased by ¥3 billion to ¥6.5 billion, while airfreight forwarder Yusen Air & Sea Service Co. Ltd. (YAS) boosted ordinary income by ¥1 billion to ¥10.4 billion.

NYK Logistics' impressive growth in both revenues and income was attributable mainly to four factors. First, efforts were made to bolster deficit-ridden group companies and projects mainly through an improvement campaign launched in 2005. Thorough reviews were undertaken on all operations down to individual on-site activities at warehouses and elsewhere, to say nothing of reexamining the profitability of each project. Decisions were made quickly when there was a need to withdraw from or scale down activities that could hardly be expected to show a profit. As a consequence, almost all the deficit-ridden companies have climbed back in the black.

Second, three firms that are especially conducive to boosting NYK Logistics' earnings continued to come up with robust business results. The trio – a logistics firm in the United Kingdom engaged in warehousing and overland transport mainly for automobile parts, a buyer's consolidation company[2] in the United States, and a railroad/truck brokering company[3] in the United States – further expanded earnings thanks to increased freight movements against a background of growing consumption and automobile production. Regrettably, however, a logistics firm in Thailand, which had continued to register a high level of earnings, suffered stagnation in fiscal 2006. But this was due to a temporary factor: a decline in operations resulting from political unrest. The firm has already recovered smoothly in the current fiscal year.

The third income-boosting factor was new investment in emerging economies, accompanied by increased earnings. We vigorously pushed ahead with investment in those regions – such as Russia, Poland, the Czech Republic, India, and Vietnam – where Japanese manufacturers have actively set up business and generated fresh demand for logistics in recent years. A primary emphasis is being placed on the improvement of the software aspect through such measures as hiring well-experienced local personnel. Even though we are still in the stage of advance investment, some group companies into Poland and the Czech Republic have already moved into the black.

The fourth factor was our efforts to make up for "missing links" (areas uncovered) in the logistics services of the NYK Group. Because logistics operations cover a very wide range of activities, there are diverse areas in which the NYK Group's activities still tend to be insufficient as seen in the railway/truck brokering business in Europe. NYK has taken over specialized firms for brokering in both the United States and Europe in an effort to supplement its own operations in this field. NYK has therefore devoted a great deal of energy to developing new fields of business, such as the nonasset-type logistics services including the above-mentioned brokering, in addition to conventional logistics operations centering on warehousing and overland transport. This is believed to have contributed to increased earnings.



Warehouse in Torrance, California

Business Prospects from Fiscal 2007

The logistics segment expects to boost revenues and ordinary income in fiscal 2007 as substantially as it did in the previous year – that is, up 15% to ¥553 billion and up 24% to ¥21 billion, respectively. In particular, NYK Logistics aims to increase ordinary income to ¥9.5 billion.

One of the "missing links" in the existing business sectors, which were already producing tangible results, was the strengthening of relationships between logistics subsidiaries abroad and local customers. Both airfreight forwarder YAS and NYK Logistics are now highly dependent on Japanese enterprises. Because logistics operations, especially forwarding, are locally focused businesses, it's only natural that NYK has an advantage in serving Japanese customers. Nonetheless, in order to meet all customer needs as a more global logistics operator, it is imperative to penetrate local logistics markets aggressively. For instance, YAS set up a subsidiary in India in April this year. It's mainly targeting Japanese manufacturers, which are setting up in India in rapid succession. At the same time, however, NYK Logistics intends to meet the logistics needs of local customers in India by hiring well-experienced local experts who have specialized know-how. The idea is to boost the earnings of the NYK Group as a whole by establishing complementary relationships between NYK Logistics and YAS and extending this new strategy around the globe. The same basic strategy applies to the ocean-freight forwarding business as well.

In order to reinforce ocean-freight forwarding under the control of NYK Logistics, relevant head office functions, previously performed by the Logistics Group at the Tokyo head office, were transferred to NYK's Hong Kong subsidiary in April this year. The aim is not only to make it widely known both at home and abroad that NYK is pushing ahead with a global strategy without being wedded solely to the business center in Tokyo but also to provide all customers with NYK's services while centering head office functions on China, which promise to markedly expand logistics needs in the years ahead. Because Hong Kong is a major hub of information where principal carriers and customers are based, NYK will endeavor to respond to customer needs by offering global procurement logistics services.

It has been about a quarter of a century since NYK embarked on logistics operations, and NYK Logistics finally managed to move into the black in fiscal 2005. Although it took time to earn net income because of the need to make great investments in advance, NYK Logistics registered ordinary income of ¥6.5 billion in fiscal 2006, as described earlier. Now that investment has been made, NYK will enter a harvest season. NYK aims to earn ordinary income of ¥9.5 billion in this fiscal year and have NYK Logistics as a pillar to support its group's logistics business in and after fiscal 2008 together with another pillar, the airfreight forwarder sector.

In its medium-term management plan, "New Horizon 2007," NYK aims to earn ordinary income of ¥30 billion on revenues of ¥700 billion from logistics services in fiscal 2010, of which NYK Logistics is projected to contribute ordinary income of ¥15 billion on revenues of ¥440 billion. This means that NYK Logistics will need to more than double its current profit. Accordingly, a positive study will be made on the strengthening of customer services through mergers and acquisitions as a means of increasing earnings, in addition to the ongoing improvement campaign.

1 General term for NYK Group companies engaged in diverse logistics operations, such as warehousing, overland transport, ocean-freight forwarding, and buyer's consolidation.
As of the end of fiscal 2006, there were 54 such companies both in Japan and abroad.

2 Services for undertaking the entire series of purchase arrangements, from the placing of orders to customs clearance/loading into ships on behalf of major retailers and other buyers that purchase various commodities from Chinese and other suppliers. In particular, a major characteristic is to lower the cost of marine transport by consolidating and packing small lots of commodities bound for different destinations into single containers.
These services represent one of the supply chain solutions offered, and a reference system for tracking cargoes in terms of each order placed is also provided.

3 Providing overland transport services under providers' own transport management systems by concluding contracts with several trucking/railway companies without possessing trucks/railways.



NYK Logistics (Thailand) Co., Ltd.

Cross-dock operations in the Torrance warehouse

Terminal and Harbor Transport Business

Hiroyuki Shimizu
Representative Director
Senior Managing Corporate Officer


Terminal and Harbor Transport Business Revenues
(Billions of yen)
120
90
60
30
0
FY2004
2005
2006
2007
(Forecast)

Business Results for Fiscal 2006

In fiscal 2006, the terminal operations segment increased revenues by 13.8% to ¥126.9 billion and chalked up a substantial 2.5-fold gain to ¥5.6 billion in ordinary income compared with the previous year. The notable improvement in business results was attributed to two factors – a surge in cargo handling volume at the Ceres Paragon Terminal, located at the port of Amsterdam in the Netherlands, and the markedly improved earnings of terminal operator Yusen Terminals Inc. (YTI) at the U.S. port of Los Angeles, stemming mainly from a hike in cargo handling charges.

Business Prospects from Fiscal 2007

In fiscal 2007 ending in March 2008, the terminal operations segment expects to further boost both revenues and ordinary income over the previous year – by 4.8% to ¥133 billion and by 16.1% to ¥6.5 billion, respectively. Container throughput at terminals around the globe is growing faster than ever thanks to the expanding seaborne trade in line with globalization. This favorable market climate is deemed certain to enable terminal business to sustain stable growth in the years ahead.

Our NYK Group, ranking among the world's leading terminal operators, has 34 terminal facilities (including those for stevedoring) in Asia, Oceania, North America, and Europe. In 2006, moreover, we entered into a memorandum of understanding with Dalian Port Container Co. Ltd., China Shipping Terminal Development Co. Ltd., and China Shipping Terminal Development (Hong Kong) Co. Ltd. for the establishment of a joint venture to develop and operate a container terminal at the port of Dalian. This represents the first time that a Japanese company has directly invested in the construction and management of a container terminal in China.

Henceforth, the NYK Group will continue to explore the possibilities of new investment in container terminals, primarily in fast-growing Asian countries such as China, India, and Vietnam, while striving to improve the earnings of the existing terminals in order to further enhance the profitability of our terminal business.

Container handling by YTI at Los Angeles





Ohi Container Terminal, Tokyo

Business Results for Fiscal 2006



Hiroshi Sugiura
Representative Director
Senior Managing Corporate Officer

In fiscal 2006, NYK's cruise segment increased revenues by 8.1% over the previous year to ¥44.1 billion, and registered an ordinary income of ¥4.6 billion – a remarkable improvement from the previous year's loss of ¥200 million. NYK operates cruise ships through two subsidiaries – NYK Cruises Co. Ltd. in the Japanese market and Crystal Cruises Inc. in the U.S. market. Both firms chalked up income growth over fiscal 2005.

2007 rankings according to the Complete Guide to Cruising and Cruise Ships

☆☆☆☆☆ (Five-Stars)
Crystal Symphony

☆☆☆☆☆ (Five-Stars)
Crystal Serenity

In the Japanese market, NYK Cruises replaced its 28,856 GT cruise ship *Asuka* (592-passenger capacity), which had been in operation since October 1991, with the larger *Asuka II* (50,142 GT, 800-passenger capacity) in February 2006. *Asuka II* attracted numerous passengers throughout fiscal 2006 partly because its deployment received a large amount of coverage from the mass media, and this contributed a great deal to improving NYK Cruises' earnings over the previous year.

Until fiscal 2004, Crystal Cruises had great difficulty doing business in the U.S. market because of the outbreak of the war in Iraq, terrorist attacks, and severe acute respiratory syndrome (SARS). In fiscal 2005, however, cruise ship bookings improved, mainly for travels to Europe during summer. And in fiscal 2006, Crystal Cruises earned its highest income ever, thanks to a brisk number of bookings on its two cruise ships throughout the year.


Cruise Businss Revenues
(Billions of yen)
40
30
20
10
0
FY2004
2005
2006
2007
(Forecast)

Business Prospects from Fiscal 2007

In fiscal 2007, the cruise business is expected to continue to register stable earnings because demand for cruises is likely to remain brisk. The first half of 2007 has witnessed steady bookings for many cruises.

Therefore, NYK's cruise business is projected to boost both revenues and ordinary income in fiscal 2007 – by 6.6% to ¥47 billion and 8.7% to ¥5 billion, respectively – over the previous year.

In the Japanese market, cruise travelers still consist mainly of those in the generation preceding the baby boom generation. In the near future, however, baby boomers will become the mainstay of Japan's cruise market. Accordingly, demand for cruises is expected to steadily grow in the coming years.

In the U.S. market as well, baby boomers will enter a prime bracket of cruise travelers, making it likely for the U.S. cruise market to continue to expand in the years ahead. Crystal Cruises presently operates two large luxury cruise ships – *Crystal Symphony* (51,044 GT, 940-passenger capacity, built in 1995) and *Crystal Serenity* (68,000 GT, 1,080-passenger capacity, built in 2003). In November 2006, *Crystal Symphony* underwent a wholesale remodeling of shipboard facilities in anticipation of growing demand from baby boomers. Main public spaces of its cabins have been entirely renovated to exude a bright and elegant atmosphere. The refurbished *Crystal Symphony* has been featured in the renowned travel magazine *Travel + Leisure* and has won a high reputation among the ship's passengers.



Asuka II

Hiroshi Sugiura
Representative Director
Senior Managing Corporate Officer


Other Business Revenues
(Billions of Yen)
280
210
140
70
0
FY2004
2005
2006
2007 (Forecast)
NCA
NCA's revenues will be separated from fiscal 2007 as independent air cargo business, but in this table, they are still regarded as part of "Other Business Revenues."


(Billions of Revenue Ton Kilometers)
Air Cargo Demand Forecast
Actual
1995–2005
Average annual growth of 5.1%
Forecast
Average annual growth rate 2005–2025
High 6.9%
Standard 6.1%
Low 5.3%
High
Standard
Low
800
600
400
200
0
1995
2000
2005
2010
2015
2020
2025
Source: World Air Cargo Forecast 2004/2005, Boeing Company

Airfreight demand is projected to continue to grow at high levels, around 5 percent every year, in China and other economies in Asia.

Business Results for Fiscal 2006

Other segments include NYK Group companies engaged in a broad range of business activities, such as trading, manufacturing and processing, shipping agency operations, and restaurant ownership.

In fiscal 2006, other segments increased revenues by 17.5% to ¥275.2 billion over the previous year, but registered an ordinary loss of ¥17.9 billion—a sharp increase from the previous fiscal year's loss of ¥3.7 billion. This was attributed mainly to the worsening of Nippon Cargo Airlines' (NCA) business results, even though earnings from trading services improved, and those from ship agents and manufacturing and processing services remained stable. NCA was previously an equity-method affiliate in which the NYK Group and All Nippon Airways (ANA) each had a stake of 27.6%. But in August 2005, the NYK Group acquired a controlling share of NCA by taking over ANA's share, and made the cargo airline a consolidated subsidiary. NCA's business results deteriorated because, first, airfreight movements declined, while competition intensified, mainly in the intra-Asian market. Furthermore, airfreight traffic usually peaks around September to December. In fiscal 2006, however, airfreight movements stagnated.

Among other reasons were the nonperformance of outmoded equipment due to low efficiency and mechanical trouble, which also caused NCA to shoulder unexpected repair expenses. Moreover, expenses for quickly establishing independent systems for aircraft operation and maintenance, now entrusted to another company, added to depressed earnings.


NCA
Nippon Cargo Airlines
NCA
New B747-400F aircraft

Phoenix Project 2.0 : Fleet Plan (Billions of Yen)

		Phase I Period for Independence					Phase II Period for Take-Off		
		FY2005	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011	FY2012
Revenues		103.6	97.0	104.0	112.7	130.0	165.0	200.0	235.0
Ordinary income		-10.4	-18.1	-15.5	-6.3	1.0	10.0	19.0	26.0
	Operating cost per ATK (FY2005=100)	100	113	108	92	85	80	76	75
Fleet	B747-200F	10	5	3					
	B747-400F	2	4	6	10	10	10	10	10
	B747-8F					2	5	8	11
	Other capacities for non-Japanese routes	(0)	(2)	(2.5)	(3)	(3)	(3)	(0)	(0)
	Total (end of FY)	12	9+(2)	9+(2.5)	10+(3)	12+(3)	15+(3)	18	21
Own aircrafts	Average age (end of FY)	16.1	11.4	7.8	1.9	2.4	2.8	3.3	3.7
	Average operating hours/day	12.2	11.1	11.4	12.6	12.0	12.8	13.2	13.2

Business Prospects from Fiscal 2007

In fiscal 2006, NCA had a harder time than anticipated in its original business plan. However, the firm's new medium- and long-term management plan, "NCA Phoenix Project 2.0" (fiscal 2006–2015), announced in April this year, calls for regaining profitability in fiscal 2009 – two years from now – and entirely eliminating accumulated losses by the end of fiscal 2012. In fiscal 2015 – the final year of the plan – NCA aims to register an ordinary income of ¥35 billion on revenues of ¥300 billion.

The first three years (fiscal 2006–2008) of the new plan are defined as a period for achieving independence, during which a foundation will be laid for returning to the black. Outmoded Boeing 747-200Fs, which are inferior in fuel efficiency, will be successively retired so that by fiscal 2008 the NCA fleet will be entirely made up of new Boeing 747-400Fs. Efforts will thus be made to improve fuel efficiency and reduce maintenance and other costs through the elimination of old equipment. Regarding maintenance work, an independent system was implemented in July 2007 to handle new aircraft only, and it will be responsible for the entire NCA fleet when the decommissioning of all old equipment is completed. Moreover, NCA plans to be completely independent in the management of its airplane operations by the end of fiscal 2009. The renovation of the fleet, coupled with independence in aircraft maintenance and operation management, will contribute immensely to paring down overall costs.

The next four years (fiscal 2009–2012) are regarded as a period for a big leap forward, during which efforts will be made to increase profit. From fiscal 2009, NCA will introduce 14 Boeing 747-8Fs, the world's most advanced next-generation cargo aircraft, ahead of other carriers.



Nippon Cargo Airlines
NCA

Nighttime loading/unloading of a B747-200F at Narita Airport

Compared with Boeing 747-200Fs, the cargo capacity of Boeing 747-8Fs is 26% greater, while fuel consumption will be reduced by as much as 36%. NCA intends to provide customers with even more competitive services by taking full advantage of the competitive edge of these state-of-the-art airplanes. Furthermore, the scheduled enlargement of both Narita and Haneda airports from 2010 will enable NCA to markedly enhance its operational efficiency. NCA will also positively push ahead with the promotion of partnerships with cargo airlines abroad in order to further expand its fundamental network of business hubs.

NCA is expected to increase earnings from fiscal 2007 by steadily undertaking the above-mentioned measures. Even though the company will continue to suffer ordinary losses until fiscal 2008, it intends to break even in the second half of that fiscal year. Over the next four years (fiscal 2009–2012), NCA's earnings are projected to continue growing, helping the company to develop into a top-notch global airfreight carrier, armed with an eminent competitive capacity to meet the wide-ranging needs of customers.

Phase III Period for Growth
FY2015
300.0
35.0
72
10
14
(0)
24
6.2
13.2

Real Estate Business



Real Estate Business Revenues
(Billions of yen)
16
12
8
4
0
FY2004
2005
2006
2007
(Forecast)

In the real estate business, we strove to raise rents and enhance occupancy rates to meet the demand for offices, while endeavoring to reduce costs. As a result, this segment boosted its ordinary income in fiscal 2006 in comparison to the preceding year.


NYK head office

NYK's Efforts Geared Toward Safe Operations



Hiroshi Sekine
Corporate Officer

Measures for Vessel Operating Safety

Sharing Safety Awareness between Management and Job Sites

The NYK Group for its part has taken various steps over the years to ensure the safe operation of vessels.

In April 2007, for instance, the Safety and Environmental Management Committee convened its 14th plenary meeting, and all member executive officers and employees – from the president down – attended. The committee's plenary session is in charge of undertaking an annual comprehensive review of day-to-day working-level activities and deciding on an action policy for the new fiscal year. In addition to that meeting, the president and all other executive officers concerned regularly visit vessels in operation as part of a periodic campaign for operational safety, in order to ensure a common awareness of vessel operating safety between top management and on-site personnel.

This is a major characteristic of the NYK Group's drive for vessel operating safety.

Near Miss 3000: Eliminating Accident Possibilities

An example of an on-site endeavor that has proved fruitful is the Near Miss 3000 activity, which the NYK Group has conducted since 2003. This campaign is designed to encourage the reporting of not only near miss incidents in general but also the multitude of unsafe acts and conditions that could eventually cause a serious accident. The aim is for every single on-site crew member to identify any unsafe act or condition, and successfully remedy the situation. This campaign is being conducted aboard all vessels operated by the NYK Group. The initial target was to identify and improve about 3,000 cases. However, the number of cases of improvement reported in fiscal 2006 was around 17,000 – far exceeding the target. The Near Miss 3000 activity, now dubbed "DEVIL Hunting," has even been extended to shipowners and ship-management companies outside the NYK Group. The idea is to identify DEVILs (Dangerous EVents and Irregular Looks – namely, potential causes of accidents and trouble), which may be found aboard any vessel, at an early stage and


Heinrich's Law
Serious accident
1
Accidents/trouble
29
Lapses/mistakes
300
3,000...
Unsafe acts/
unsafe conditions
DEVIL
Dangerous EVents and Irregular Looks

eliminate them one by one.

This campaign will be continued steadfastly so as to ensure completely safe operation of the NYK fleet.

NAV9000: NYK's Unique Vessel Operating Safety System

Another step in NYK's drive for vessel operating safety is NAV9000, the NYK Group's own safety standards established in 1998 and continually improved ever since. Vessel operating safety standards are delineated in international conventions and the regulations of each country and port. In addition to these conventions and regulations, which need to be observed as minimum requirements, NYK established NAV9000 as a way to incorporate requirements NYK considers essential for vessel operating safety and environmental protection, based on the lessons of its past with accidents and vessel problems as well as customer needs.

Vessels currently operated by the NYK Group fall into two categories – those owned by the group (about 250 vessels) and those chartered from other shipowners (about 450 to 500 vessels). Responsibility for the operational safety of chartered vessels rests, in principle, with their owners.

Nonetheless, the NYK Group makes no distinction between its own and chartered vessels when applying NAV9000 standards. NYK informs owners of chartered vessels of the NAV9000-based safety rules to observe.

The NYK Group's safety specialists are also dispatched regularly to those vessels to confirm that operating safety is properly maintained and what, if any, improvements are required. A total of 3,238 requests for improvement resulted from visits to 369 vessels in fiscal 2006. If an improvement is deemed necessary, the basic cause of the problem is identified and measures are taken to prevent its reoccurrence. This is done in close cooperation with shipowners and ship-management companies to maintain and further enhance vessel operating safety.

Securing and Training Seafarers

Upgrading System for Securing Cadets from Overseas

Another very important task in the shipping industry is to acquire and train able crew members in order to ensure vessel operating safety, which is a cornerstone of the shipping business. The NYK Group, which currently operates about 740 vessels, has decided to enlarge its fleet to 950 vessels by the end of fiscal 2010. As a result, the required number of senior officers (masters, chief engineers, navigation officers, and other engineers) is also expected to rise by 50% to 3,000 or so from the current 2,000.

Accordingly, how best to secure and train these additional seafarers poses an urgent problem. There are two ways to cope with an insufficient number of senior officers. One is to recruit new seafarers through manning companies around the globe for immediate assignment to NYK vessels. The other method is to hire and train new graduates from seafarer training institutes, such as mercantile marine colleges. The NYK Group will devote more effort than ever to hiring and training new graduates, in addition to hiring experienced seafarers for im-



Singapore training center's ship's bridge simulator

mediate service. To this end, the NYK Group has already taken some specific steps.

For instance, it established a system last year to bring 20 cadets – i.e., students who require about a year of shipboard experience to obtain their seamanship certification after their term in the classroom – on board each of four new vessels (three containerships and one LNG carrier) slated for completion in 2008. The hands-on experience will serve to reinforce the basic education acquired by the foreign cadets in the classroom. By increasing the number of NYK-accepted cadets to 200 per year under the above-mentioned system, the NYK Group intends to train fledgling crew members from an early stage as prospective senior officers for its fleet.

Opening a Mercantile Marine College in the Philippines

Furthermore, the NYK Group inaugurated a mercantile marine college – the NYK-TDG Maritime Academy—in the suburbs of Manila, the Philippines, in June 2007. It is not unusual for shipping firms to set up training institutes on their own for seafarers. However, the establishment of a mercantile marine college is rare even in the world's shipping community. NYK's predecessor, Mitsubishi Mail Steamship Company, set up the private Mitsubishi Mercantile Marine School in 1875, and this school later became Tokyo University of Mercantile Marine, now renamed Tokyo University of Marine Science and Technology. Therefore, the forthcoming inauguration of a new mercantile marine college marks the NYK Group's second such move in about 130 years. The aim is to secure able senior officers by training students of the new school according to the NYK Group's standards.

The NYK Group presently employs about 13,000 foreign seafarers, about 70% of whom are from the Philippines. The NYK Group thinks that the Philippines will continue to be a key training center for seafarers in the years ahead. Even so, NYK will also accept senior officers from other countries around the world, including India, Croatia, Romania, China, and Vietnam. Therefore, the NYK Group is additionally establishing recruiting and training centers in various countries other than the Philippines with particular emphasis on reinforcing a network of training facilities, as was the case with the inauguration of a training center for senior officers in Singapore in November 2006. The NYK Group enables more than 400 senior seafarers a year to acquire high-level management training.



NYK-TDG Maritime Academy



Training building

A Good Corporate Citizen

As a good corporate citizen living responsibly in this global society, the NYK Group is committed to proactively tackling the challenges presented by society, and through all NYK activities, striving for the enhancement of corporate values for all the company's stakeholders.

In line with this basic philosophy, NYK has partnered with nonprofit organizations (NPOs) and nongovernmental organizations (NGOs) to contribute to social activities.

Picture Books for Children in Cambodia and Laos

Since January 2005, NYK has been assisting the Shanti Volunteer Association (SVA) in their "Books for Children Campaign," a campaign to send picture books to children in Cambodia and Laos. Employees of NYK Group companies attach to picture book pages seals on which a translation into a local language is provided. These books are then transported free of charge by the NYK Group's vessels to children in these two countries.[1]

Reconditioned Bicycles and Used School Backpacks

The NYK Group has been cooperating with the Japanese Organization for International Cooperation in Family Planning (JOICFP) by offering free services to carry reconditioned bicycles and used school backpacks to developing countries.[2]

The bicycles are donated to local birth attendants and other community health workers, helping them promote local health-care activities, and school backpacks from Japan to carry textbooks and school supplies have become a symbol of basic education for children in Afghanistan.



Cambodian Children reading picture books sent from Japan
Photo by Shanti Volunteer Association

Aid Activities in Disaster-Stricken Areas

When an earthquake hit central Java in May 2006, NYK transported aid supplies by sea, jointly with Japan Platform, an international humanitarian assistance organization. NYK also made a monetary donation to the Association of Medical Doctors of Asia (AMDA). Further, group officers and staff banded together to make a donation, which included a matching gift[3] from the company, to Plan Japan.

NYK Nature Fellowship

In 2006, NYK launched a social contribution project in collaboration with Earthwatch Institute-Japan to help to conserve the natural environment and to assist future generations. Under the NYK Nature Fellowship, NYK sends university students, as well as employees from the company's subsidiaries, as helpers to assist overseas marine environment research and study activities.

For more details of NYK's social contribution activities, please visit our website at
<http://www.nyk.com/profile/csr/social/index.htm>.

1 NYK Group employees attached translations to 455 books and transported 47,072 books over the three years through fiscal 2006. In fiscal 2006, Nippon Cargo Airlines (NCA) Co. Ltd. and NYK Line (Japan) Ltd. took part in the volunteer event to affix translation seals.
2 By the end of fiscal 2006, NYK had transported 17,566 bicycles and 27,029 backpacks.
3 This is a system under which the company matches the amount of money employees donate to NPOs and other organizations.

Activity policies



Office for Corporate Citizenship

1. **Promotion of employee involvement in social activities**
   To strive to develop a flexible and energetic corporate culture that respects diversity and achieves a high sense of integrity by promoting employee involvement in social activities that expose workers to different values and perspectives
2. **"Investment" in our future global society**
   To contribute to the realization of a better global society by widely investing our versatile management resources in society
   Areas of investment: activities that support the environment and international contributions that foster the development of future generations
3. **Promotion of mutual prosperity and harmony with local communities**
   To work in a positive manner with local communities toward mutual prosperity and harmony

Corporate Governance Initiatives

To ensure that it maintains the trust of its shareholders, customers, business partners, regional communities and other stakeholders, NYK strives to create and maintain a management structure that provides appropriate management transparency and efficiency.

Organization of Internal Systems

NYK employs an auditing system. Within the NYK Auditing Department is a board four Corporate Auditors, two of whom are inhouse and two external. Duties executed by Company Directors are audited under the system. Corporate Auditors audit the execution of duties by company directors. The Board of Corporate Auditors has formed an Auditing Department, comprising the full-time corporate auditors.

Our Board of Directors, which comprises 14 members, makes decisions involving legal matters, sets major management policies and strategies, and oversees the execution of business activities. We also employ a 42-member Committee of Directors, which includes some members of the Board of Directors. This committee focuses on the execution of business matters, based on board resolutions and decisions.

The Executive Committee for Strategic Management, which deliberates matters of major importance from the viewpoint of management strategy, comprises members at the senior managing director level or above and determines direction for the Board of Directors. We have also established the NYK Group Conference of Presidents to strengthen Groupwide management and transparency.

In June 2006, we established an Advisory Board comprising six key individuals from outside the NYK Group, with the aim of increasing the level of impartiality and diversity of advice and proposals the group receives, ultimately contributing to increases in corporate value.


General Meeting of Shareholders
Assign, remove members
Assign, remove members
Audit
Board of Directors (14 members, Sets management policy, oversees operational execution)
Board of Corporate Auditors (four members)
Financial Auditors
Assign, remove, supervise members
Advisory Board (six members)
Executive Committee for Strategic Management (Deliberates matters of importance)
Reports
NYK Group Conference of Presidents
Committee of Corporate Officers 42 members
Headquarters Divisions
Internal audits
Internal Auditing Office
Group Companies

This board provides advice to the Executive Committee for Strategic Management.

This internal structure is designed to provide clear lines of authority and responsibility for business operations, allow fast and appropriate decision making, and increase management transparency and efficiency.

Internal Control System

Corporate auditors organize the structure for effective auditing, and the Internal Audit Department, which serves as the primary audit body for all companies in the NYK Group, checks and evaluates group businesses for efficiency and effectiveness.

(1) Compliance with Laws and Articles of Association

To strengthen our corporate governance structure ahead of the May 2006 enactment of the Company Law in Japan, in April 2006 we established the Internal Control Committee under the Corporate Social Responsibility Management Headquarters. NYK's president heads this committee, which oversees the Compliance and Risk Management Group. To elucidate our corporate stance clearly to people both inside and outside the group, we have established the NYK Group mission statement. We have incorporated this statement into the NYK Line Business Credo, which describes the codes of conduct that all directors and employees must follow. These guidelines form the basis for the thorough enforcement of compliance. Our internal structure consists of a Compliance Committee and a chief compliance officer (CCO). We have also set up an office for consultation to encourage reporting from within the group to prevent even minor problems or potential issues from escaping our notice. In April 2006, we put in place a hotline system based on Whistleblower Protection Act stipulations. Furthermore, every year we conduct a variety of programs during our compliance checkup month, September, to keep all our directors and employees fully conscious of the need for compliance and encourage them to take specific measures to that end.

(2) Risk Management

Supervisory departments within the Company respond to the various types of operating risks that our business involves, and various controls have been enacted to ensure compliance with internal regulations. To further ensure appropriate risk management, the Company created the Risk Management Chamber to periodically measure the company's overall risk management activities, and from April 2006, this department became the Compliance and Risk Management Group. With this department at the core, we have created a company-wide internal control system and a Risk Management Team to meet the need for an integrated approach toward ongoing internal control, with controls in place for various types of risk. The Corporate Social Responsibility (CSR) Management Headquarters creates internal control structures for the entire company.

(3) Financial Reporting to Ensure Trustworthiness and Compliance with Disclosure Requirements

In its financial reporting, NYK applies corporate accounting standards that are generally accepted to be fair and appropriate and seeks to maintain its own trustworthiness. We realize the importance of the timely disclosure of corporate information with documentation that conforms to the Financial Product Transaction Law (the revised Securities Exchange Law), the Japanese Company Law and other legal stipulations. Furthermore, we actively comply with the regulations set forth by securities exchanges and provide shareholders, investors and other stakeholders with a range of information through our investor relations activities and our website. To gather disclosure information related to our statements of ac-

counts, we have designated a reporting division that gathers disclosure information from each department without allowing leaks, and have set in place a checking system.

The Information Disclosure Committee, chaired by the president, reviews disclosure control and compliance; this committee creates a system to evaluate the company's conformance in periodic financial securities reports.

(4) Creation of an Internal Control System Based on the Financial Product Transaction Law

The Financial Product Transaction Law (the revised Securities Exchange Law), enacted in June 2006, makes compulsory the submission of reports on internal control structures from the fiscal period ending March 2009. In accordance with the spirit of this law, the Company established the Internal Control Project Office in October 2006 to reinforce Groupwide internal control systems related to financial reporting, thereby assigning to a specialized department duties that previously were conducted by accounting groups. The Company has also created a JSOX Task Force within the Internal Control Committee. The task force, whose members include executives who head business divisions, is a directional decision-making institution. Regional administration officers have been charged with the promotion of control systems for overseas Group companies.

Executive Compensation

Executive compensation paid to Company directors and auditors during the year under review includes ¥155 million in scheduled payments of director bonuses, as approved at the 120th Ordinary General Meeting of Shareholders. (Amounts of less than one million yen have been rounded off.)

	Directors	Auditors (of which, to outside corporate auditors)	Total
Executive compensation	¥751 million	¥86 million (¥20 million)	¥837 million

Auditor Compensation

Compensation paid to auditors during the year under review is indicated below. (Amounts of less than one million yen have been rounded off.)

1) Compensation for activities stipulated by Section 1, Article 2 of the Certified Public Accountants Law: ¥59 million
2) Compensation other than that described above: ¥16 million

Corporate Audits, Audit Organizations and Financial Audits

NYK has established the Internal Auditing Department, comprising 14 members, which performs audits in accordance with our internal audit resolutions. We have also created overseas group administration offices (GAOs) in five locations – the United States, Europe, South Asia, East Asia and Oceania – to perform business audits and audit the system for controlling cash flows into and out of the Company. Each GAO reports to the Internal Auditing Department and the heads of regional headquarters, acting with the department's direction and guidance. All four of our auditors, including two outside corporate auditors, follow the audit procedures set by the board of corporate auditors. These auditors participate in board of directors' meetings and other important meetings, listen to the status of duties executed by directors, the Internal Auditing Department and other personnel, and peruse documents involving important decisions. One member of the Internal Auditing Department supports the auditor in his audit activities. Corporate auditors ensure the impartiality of financial auditors, and corporate and financial auditors work together to ensure seamless communication and a mutual exchange of information while striving to improve auditing efficiency.

Corporate auditors convene each month for a meeting

of Board of Corporate Auditors to review audit results and share other information. These auditors also meet periodically with the Internal Auditing Department, and meet every three months with the financial auditors, thereby promoting communication among the three audit groups.

NYK's financial audits are conducted by certified public accountants Takashi Nagata, Yuji Itagaki and Atsushi Numata, all of whom are with the firm Deloitte Touche Tohmatsu. Assisting these three are 35 other certified public accountants, eight accounting assistants and 38 others. Audits are performed according to generally accepted standards for audit fairness and appropriateness.

Hurnan, Capital, or Other Relationships or Interests Existing between NYK and Its Outside Directors and Outside Corporate Auditors

Keisuke Kitajima, an outside corporate auditor for NYK, is a director of the Daiwa Securities Group Inc. and an outside corporate auditor of Nippon Life Insurance Company. Hidehiko Haru, also an outside corporate auditor, is an advisor (part-time) of the Tokyo Electric Power Company, Inc. NYK has business relationships with Daiwa Securities, Nippon Life and Tokyo Electric, but no personal interests exist between NYK and these outside corporate auditors individually.

Company Activities during the Past Year to Improve Corporate Governance

As NYK is expanding its operations on a global scale, its compliance initiatives must extend to its overseas companies as well as domestic operations. In the past year, we have conducted compliance training at 12 overseas locations, providing instruction and extensively strengthening compliance at our overseas companies and branches. Furthermore, we have implemented an English language e-learning system that provides an environment enabling all employees at all locations to study on their own at any time from their own personal computers.

In addition to the internal audit activities that NYK conducts in Japan, we distributed questionnaires designed to allow all overseas companies in the NYK Group to conduct self-evaluations of their internal compliance. These evaluations are being complemented with on-site audits by managers of the Company and its principal business partners. In addition, we had managers complete a questionnaire concerning the internal control structure of the Company.

As mentioned above, the May 2006 enactment of the Company Law in Japan made compulsory the establishment of internal control structures and systems, and the June 2006 enactment of the Financial Product Transaction Law (the revised Securities Exchange Law), made internal control audits a legal obligation. In response, we established the Internal Control Committee and the JSOX Task Force.

Similarly, in line with the 2006 Company Law Enforcement Regulations, a resolution was passed at a May 2006 board of directors' meeting to create an internal control system. Additionally, at a meeting in March 2007, the board of directors again passed a resolution in this regard, involving revisions and updates in accordance with its current state of progress.

In the future, we will continually strive to implement corporate governance to ensure management in a way that is both fair and transparent.

Financial Section

Contents

Consolidated Six-Year Summary

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries

	Millions of yen					
	2007 (5)	2006	2005 (4)	2004	2003 (3)	2002
Years ended March 31:						
Revenues	¥2,164,280	¥1,929,302	¥1,606,098	¥1,398,320	¥1,249,242	¥1,142,934
Costs and expenses	1,840,785	1,594,598	1,283,769	1,158,352	1,037,373	945,950
Selling, general and administrative expenses	218,553	194,223	160,954	148,035	142,746	131,425
Operating income	104,942	140,481	161,375	91,933	69,123	65,559
Income before income taxes and minority interests	115,137	145,560	127,213	61,536	32,647	31,709
Income taxes—current	44,172	53,839	51,366	33,798	15,350	13,159
Income taxes—deferred	4,430	(3,262)	580	(9,512)	(93)	(337)
Minority interests	1,497	2,924	3,941	2,439	3,097	1,348
Net income	65,038	92,059	71,326	34,811	14,293	17,539
As of March 31:						
Total current assets	¥ 539,971	¥ 460,536	¥ 399,501	¥ 370,674	¥ 350,228	¥ 313,917
Total current liabilities	697,050	612,155	477,865	425,754	370,522	387,322
Total vessels, property and equipment, net of accumulated depreciation	946,328	856,065	701,157	652,405	651,160	685,712
Total assets	2,135,442	1,877,440	1,476,227	1,376,664	1,287,170	1,339,923
Long-term debt	584,566	506,231	464,196	491,233	548,926	547,657
Total equity	700,718	575,366	427,771	358,045	288,363	320,096
Retained earnings	312,606	266,568	203,774	146,756	122,272	116,350

	Yen					
Per share of common stock (1)(2):						
Net income	¥ 52.99	¥ 75.04	¥ 58.12	¥ 28.27	¥ 11.48	¥ 14.23
Diluted net income	—	—	—	—	—	14.23
Net assets	534.90	471.05	350.10	292.88	235.81	260.80
Cash dividends applicable to the year	18.00	18.00	18.00	10.00	7.50	7.50

Notes: (1) "Per share of common stock" is calculated based on the weighted-average number of common shares outstanding during each fiscal year.

(2) From the fiscal year ended March 31, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No. 2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No. 4 for Applying Corporate Accounting Standards) to calculate equity per share and primary and fully diluted net income per share. The impact of these changes was minimal.

(3) Although vessel expenses, long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003, the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin.

(4) From the fiscal year ended March 31, 2005, the Company applied early to its consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets (Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets, released by the Financial Services Agency Business Accounting Council on August 9, 2002) and Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003), as well as the Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005). The Company also revised its method of accounting for costs related to ship officers.

(5) From the consolidated fiscal year ended March 31, 2007, the Company began applying the Accounting Standard for Directors' Bonuses (Corporate Accounting Standard No. 4, November 29, 2005). The Tentative Solution on Accounting for Deferred Assets (Accounting Standards Board of Japan, Practical Issues Task Force No. 19, August 11, 2006), was applied with respect to costs related to the issuance of corporate bonds in the consolidated fiscal year ended March 31, 2007, which resulted in a change from the straight-line amortization of these costs over a three-year period to the straight-line monthly amortization of these costs until the date of redemption. The post-revision Accounting Standards for Financial Instruments (Accounting Standards Board of Japan, Corporate Accounting Standard No. 10, last revised August 11, 2006) was applied from the consolidated fiscal year ended March 31, 2007. The impact of applying the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Statement No. 5, December 9, 2005) and the Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Guidance No. 8, December 9, 2005) is described in Note 3.P to the consolidated financial statements.

Overview of Operating Performance

During the fiscal year ended March 31, 2007, the global economy continued to expand, as key countries maintained growth rates which were comparable to the preceding term. In the United States, the rate of economic growth slowed to 3% in the second half, whereas the rate of economic growth in Europe outstripped the preceding term, at more than 2.5%. Also notable was the economy of the People's Republic of China, which expanded by 10%. The rate of expansion in global trade and marine transport volumes surpassed the preceding year's growth rates. In Japan, higher levels of capital investment and exports, as well as an improved employment situation, supported an ongoing recovery in the domestic economy.

Affected by sharply higher bunker oil prices and rises in other operating costs, the NYK Group endeavored to reduce costs in a host of areas throughout the year. Consolidated revenues amounted to ¥2,164.3 billion (up 12.2% from the preceding term), surpassing ¥2 trillion for the first time, although income declined. Operating income was ¥104.9 billion (down 25.3%), ordinary income came to ¥107.5 billion (down 23.4%) and net income amounted to ¥65.0 billion (down 29.4%).

The 12.2% increase in consolidated revenues reflected revenue growth in the shipping segment, comprising liner trade and other shipping, owing to such factors as fleet expansion. Non-shipping segments, including logistics, terminal and harbor transport, and the cruise category, also posted higher revenues.

However, cost of sales rose 15.4%, affected by the surge in bunker oil prices, causing operating income to decline ¥35.5 billion from the preceding term, and pushing down the ratio of operating income to revenues 2.5 percentage points, from 7.3% to 4.8%. The non-operating balance improved on the back of increases in interest income and investment income, as well as equity in earnings of unconsolidated subsidiaries and associated companies. In addition, mainly due to gains on the sale of investment securities, net income fell ¥27.0 billion compared with the preceding term.

During the term, each ¥1 per US$1.00 change in exchange rates had a ¥1.4 billion impact on ordinary income. As the average exchange rate during the year was ¥116.91 per US$1.00, yen depreciation against the U.S. dollar had a ¥5.2 billion positive effect on ordinary income. Each US$1.00 per metric ton change in bunker oil prices during the year affected ordinary income by ¥300 million, so conversely the US$35.69 per metric ton increase in average bunker oil prices during the term, to US$318.77 per metric ton, had a negative impact on ordinary income of approximately ¥10.7 billion.

Revenues


(Billions of yen)
2,400
1,800
1,200
600
0
03
04
05
06
07

Operating Income and Operating Margin


(Billions of yen)
(%)
200
150
100
50
0
10.0
7.5
5.0
2.5
0
03
04
05
06
07
Operating income
Operating margin

Net Income and Return on Equity (ROE)


(Billions of yen)
(%)
100
75
50
25
0
20
15
10
5
0
03
04
05
06
07
Net income
ROE

Performance by business segment is as follows.

LINER TRADE

The freight market was solid on all liner routes, and freight rates recovered somewhat on European routes. In addition, vessel utilization rates and freight rates were favorable on Australian routes, boosting revenues from liner trade compared with the preceding year. On the other hand, the impact of the lower freight rates that commenced in winter of the preceding term, persistently high bunker oil prices and higher costs to operate terminals, railways, trucks, feeder boats and the like caused ordinary income to fall substantially from the previous term, reflecting the harsh business environment facing shipping routes.

OTHER SHIPPING

The other shipping segment comprises two subcategories: bulkers, which transport such products as iron ore, coal and other bulk cargo, as well as cars; and tankers, which transport crude oil, LNG, and petroleum and chemical products.

Bulkers

Car carrier transport volume benefited from continued buoyancy in global freight markets and outperformed in volume the previous year's results and targets for the year under review. With demand continuing to outstrip shipping capacity, we worked to maintain our stable provision of shipping transport services by sourcing short-term charters in the market, implementing efficient shipping schedules, and completing the construction of six large new vessels.

The bulk transport market benefited from a rise in transport volumes of such items as iron ore, coal, grain, steel products and cement, centered on China and other rapidly expanding economies. Such demand pulled the market out of its temporary decline, through an expansionary phase and on to a high plateau.

Amid these favorable conditions, we successfully concluded new medium- and long-term contracts with domestic and overseas customers. In the handy bulker business, NYK Global Bulk Corporation enjoyed a market recovery, following a sluggish second half in the preceding term. Bolstered by strong demand for mainstay products, the company surpassed its initial income targets.

Tankers

Crude oil tankers, LPG carriers and LNG carriers under long-term contracts continued to perform favorably. Strong summer gasoline demand and demand for inventory stockpiling led to positive first-half demand for crude oil tankers. Demand fell off in the second half, however, as the warmest winter weather on record reduced demand for oil and the Organization of Petroleum Exporting Countries curtailed production from November 2006. As a result, oil transport demand fell to its lowest level since fiscal 2002. Although construction on three petroleum product tankers was completed during the term, sluggish demand for heating oil—particularly in the second half—as well as excess petroleum product inventories, created results similar to those in the crude oil market. Accordingly, profits from the tanker business fell below the previous year's level.

LOGISTICS

The logistics segment significantly outperformed the previous year's levels. NYK Logistics successfully acquired a number of major customers in North America, and domestic transport services remained robust. In Europe as well, utilization rates rose for new facilities constructed after 2002, thereby boosting earnings. This factor, coupled with the rationalization of existing facilities, prompted improvements in income. Political factors temporarily suspended activities in Thailand, a pillar for our operations in Asia, but overall logistics demand increased, supported primarily by customers in the automotive, retail and electrical products sectors. Domestically, NYK Logistics (Japan) Co., Ltd., continued to perform favorably, contributing to stronger revenues. Yusen Air & Sea Service Co., Ltd., which handles the air cargo business, posted solid revenues and profits despite operating in an environment marked by increasingly stringent competition.

TERMINAL AND HARBOR TRANSPORT

Improved cargo handling fees and the favorable performance of associated companies enabled the terminal and harbor transport business to post a performance surpassing both the previous year's levels and our initial targets. The launch during the year of container terminal operations at the Port of Dalian, China, contributed to these results.

CRUISE

Strong occupancy rates for cruises targeting the U.S. market—both in the peak summer season and in the slower winter period—enabled this segment to outpace its initial targets for both revenues and ordinary income. In Japan, the first full year of operation of the Asuka II and the successful cultivation of new demand helped us to benefit from economies of scale. Accordingly, the overall cruise business outperformed the previous year's results and our initial targets.

REAL ESTATE AND OTHER

Against the background of robust demand for office space in the real estate industry, we were able to increase rents and boost occupancy rates, while working to cut costs. Profits increased as a result. In the other business category, trading business performance exceeded the preceding year's level, helped by favorable sales of shipboard equipment and machinery for new vessels. Overall performance in the shipping agency business, manufacturing and processing business, and restaurant operations was on a par with the preceding year's levels. Nippon Cargo Airlines Co., Ltd., however, delivered results substantially below target, owing to an overall cargo market devoid of demand peaks, breakdowns on aged aircraft and rising fuel costs. To overcome these issues, we continue to introduce new aircraft and are working toward a self-sustaining system of cargo and facilities, with the goal of moving into the black in fiscal 2009.

Analysis of Financial Condition

ASSETS

As of March 31, 2007, total assets were ¥2,135.4 billion, an increase of ¥258.0 billion from one year earlier. This caused current assets to increase ¥79.4 billion, owing to expanded sales. Our investment in shipbuilding was reflected in brisk results for the construction in progress category, which grew ¥54.2 billion. The inclusion of higher stock prices prompted a ¥32.0 billion increase in investment securities. This combination of factors caused non-current assets to increase ¥178.6 billion, compared with the preceding term.

LIABILITIES

Total liabilities increased ¥168.6 billion, to ¥1,434.7 billion. Although the outstanding level of commercial paper decreased, interest-bearing debt increased ¥124.7 billion, owing to higher levels of short-term bank loans and long-term debt.

EQUITY

Total net assets at the end of the term amounted to ¥700.7 billion. This figure is the sum of ¥657.1 billion in equity plus ¥43.6 billion in minority interests. As a result, the debt-to-equity ratio at the end of the term was 1.4 times, up 0.1 point from the end of the preceding term.

Interest-Bearing Debt



(Billions of yen)
1,000
750
500
250
0
03
04
05
06
07

Total Equity and Equity Ratio



(Billions of yen)
(%)
800
600
400
200
0
32
24
16
8
0
03
04
05
06
07
Total equity
Equity ratio

Debt-to-Equity Ratio



(Billions of yen)
(Times)
1,000
750
500
250
0
4
3
2
1
0
03
04
05
06
07
Interest-bearing debt
Total equity
Debt-to-equity ratio

Cash Flows



(Billions of yen)
200
100
0
-100
-200
03
04
05
06
07
Net cash provided by operating activities
Net cash provided by (used in) investing activities
Net cash used in financing activities

CASH FLOWS

Net cash provided by operating activities was ¥86.2 billion, down ¥52.5 billion from the preceding year, owing principally to lower income before income taxes and minority interests. Net cash used in investing activities came to ¥178.0 billion, ¥7.5 billion more than in the preceding term, mainly because of a gap between payments for the acquisition and proceeds from the sale of tangible and intangible fixed assets. Net cash provided by financing activities was ¥97.4 billion, ¥57.0 billion more than during the previous year, owing mainly to an increase in net proceeds from bonds.

As a result of these factors, the net increase in cash and cash equivalents was ¥8.3 billion. This rise, as well as an increase in cash and cash equivalents due to change in consolidation scope, brought cash and cash equivalents at end of the year to ¥87.7 billion, up ¥9.2 billion from the previous year-end.

FUNDING REQUIREMENTS AND CAPITAL EXPENDITURE

Most of the working capital that the NYK Group requires is for ship transportation and cruise operations. These funds are primarily used to cover cargo expense, fuel, harbor and other running expenses, as well as the cost of crews, vessel repairs and chartering. In addition, the Group incurs labor and other administrative expenses in its logistics and terminal operations. Each business has labor, information processing and general and administrative expenses.

Capital expenditure during the year was ¥271.9 billion, concentrated on the liner trade and other shipping segments.

This expenditure was primarily for shipbuilding, and amounted to ¥70.5 billion in the liner trade category and ¥129.0 billion in the other shipping category. In the logistics segment, capital expenditure of ¥6.3 billion went toward warehouse facilities, and in the terminal and harbor transport segment, capital expenditure of ¥7.8 billion was used mainly for terminal equipment. In addition, capital expenditure for the cruise segment was ¥3.5 billion, for the real estate segment ¥0.4 billion, and in the other business segment capital expenditure totaled ¥54.4 billion, mainly for aircraft.

FINANCIAL POLICIES

To maintain and expand its business activities, the NYK Group sources funds internally, as well as through bank loans and the issuance of bonds and commercial paper.

When funding capital purchases in the core shipping business, we aim to secure long-term loans. We base borrowing levels on the projected freight revenues and lease proceeds from the operations of each ship during the periods of these loans. Similarly, for logistics and terminal facilities we secure stable funding in line with future cash flows. As of March 31, 2007, long-term loans stood at ¥417.2 billion. These borrowings were denominated in yen, U.S. dollars, euros and in other currencies, with a mix of floating and fixed interest rates.

We fund working capital with loans due within one year and commercial paper. The Group also uses the capital markets as needed to secure funds for its facilities and working capital through bond issues. During the year under review, Nippon Yusen Kabushiki Kaisha issued domestic straight bonds and convertible bonds with stock acquisition rights, and total bonds outstanding were ¥188.3 billion as of March 31, 2007.

The Company has received ratings from two agencies in Japan and one overseas. As of June 27, 2007, our bonds were rated AA by Japan Credit Rating Agency, Ltd., AA– by Rating and Investment Information, Inc., and A3 by Moody's Investors Service.

Management strives to minimize interest costs in choosing funding methods. At the same time, it obtains funding so it can lease some ships and thereby lower interest-bearing debt. The Group has instituted a cash management system to draw on internal funds.

The NYK Group remains well positioned to generate sufficient cash flows on the strength of its healthy operating results and financial position. The Group has the leeway to issue ¥100.0 billion in commercial paper, as well as a commitment line of ¥50.0 billion from financial institutions. In management's view, therefore, the NYK Group is able to obtain sufficient working capital and facilities funding to support growth.

Consolidated Balance Sheets

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(March 31, 2007 and 2006)

ASSETS	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 2) 2007
Current assets:			
Cash and deposits (Note 13)	¥ 92,286	¥ 80,604	$ 781,751
Marketable securities (Note 4)	2,266	1,723	19,194
Notes and accounts receivable–trade (Note 12)	232,253	203,502	1,967,411
Inventories (Note 5)	38,640	34,879	327,316
Deferred tax assets (Note 10)	3,416	6,660	28,935
Prepaid expenses and other current assets	176,324	137,846	1,493,650
Allowance for doubtful accounts	(5,214)	(4,678)	(44,166)
Total current assets	539,971	460,536	4,574,091
Vessels, property and equipment, net of accumulated depreciation (Notes 6, 7 and 9):			
Vessels	471,987	456,982	3,998,197
Buildings and structures	82,125	74,936	695,680
Aircraft	19,765	26,929	167,426
Equipment and fixtures	8,026	7,455	67,992
Land	64,340	61,027	545,022
Construction in progress	251,808	197,640	2,133,062
Other	48,277	31,096	408,955
Net vessels, property and equipment	946,328	856,065	8,016,334
Investments and other assets:			
Investment securities (Notes 4 and 9)	375,700	343,710	3,182,549
Investments in unconsolidated subsidiaries and associated companies	81,260	70,023	688,353
Long-term loans receivable	17,900	6,211	151,634
Deferred tax assets (Note 10)	9,244	7,841	78,309
Intangible assets (Note 9)	39,458	35,072	334,245
Goodwill	31,688	17,847	268,432
Other assets (Note 9)	97,949	81,925	829,708
Allowance for doubtful accounts	(4,056)	(1,790)	(34,356)
Total investments and other assets	649,143	560,839	5,498,874
Total	¥2,135,442	¥1,877,440	$18,089,299

See notes to consolidated financial statements.

LIABILITIES AND EQUITY	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Current liabilities:			
Short-term bank loans (Notes 8 and 9)	¥ 188,629	¥ 132,617	$ 1,597,870
Commercial paper	—	32,700	—
Current portion of long-term debt (Notes 8 and 9)	117,559	94,478	995,843
Notes and accounts payable (Note 9)	197,016	177,074	1,668,917
Income taxes payable	25,046	30,748	212,166
Deferred tax liabilities (Note 10)	3,878	383	32,849
Employees' bonuses accrued	9,577	10,095	81,123
Other current liabilities (Note 9)	155,345	134,060	1,315,936
Total current liabilities	697,050	612,155	5,904,704
Long-term liabilities:			
Long-term debt (Notes 8 and 9)	584,566	506,231	4,951,854
Deferred tax liabilities (Note 10)	87,504	73,453	741,244
Liability for employees' retirement benefits (Note 16)	17,479	19,445	148,065
Liability for directors' retirement benefits	2,597	2,086	21,999
Liability for periodic dry docking of vessels	3,339	2,117	28,282
Other long-term liabilities (Note 9)	42,189	50,610	357,382
Total long-term liabilities	737,674	653,942	6,248,826
Total liabilities	1,434,724	1,266,097	12,153,530
Minority interests	—	35,977	—
Commitments and contingent liabilities (Note 12)			
Equity			
Common stock			
Authorized: 2,983,550,000 shares; issued,			
1,230,188,073 shares in 2007, 1,230,188,073 shares in 2006	88,531	88,531	749,945
Capital surplus (Note 11)	97,189	94,427	823,284
Retained earnings (Note 11)	312,606	266,568	2,648,081
Unrealized gain on available-for-sale securities	136,954	127,756	1,160,136
Deferred gain (loss) on derivatives under hedge accounting	14,361	—	121,653
Foreign currency translation adjustments	8,307	1,855	70,368
Treasury stock—at cost			
1,760,881 shares in 2007, 9,724,966 shares in 2006	(859)	(3,771)	(7,276)
Total	657,089	575,366	5,566,191
Minority interests	43,629	—	369,578
Total equity	700,718	575,366	5,935,769
Total	¥2,135,442	¥1,877,440	$18,089,299

	Yen		U.S. dollars (Note 2)
Net assets per share	¥534.90	¥471.05	$4.53

Consolidated Statements of Income

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(Years ended March 31, 2007, 2006 and 2005)

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2007	2006	2005	2007
Revenues	¥2,164,280	¥1,929,302	¥1,606,098	$18,333,585
Costs and expenses	1,840,785	1,594,598	1,283,769	15,593,263
Gross profit	323,495	334,704	322,329	2,740,322
Selling, general and administrative expenses	218,553	194,223	160,954	1,851,362
Operating income	104,942	140,481	161,375	888,960
Other income (expenses):				
Interest and dividend income	12,001	8,991	5,168	101,657
Interest expenses	(18,286)	(15,648)	(16,632)	(154,899)
Gain (Loss) on sale or disposal of vessels, property, equipment and investment securities, net	13,901	10,321	1,791	117,752
Loss on impairment of fixed assets	—	—	(20,607)	—
Others, net	2,579	1,415	(3,882)	21,852
Other income (expenses), net	10,195	5,079	(34,162)	86,362
Income before income taxes and minority interests	115,137	145,560	127,213	975,322
Income taxes:				
Current	44,172	53,839	51,366	374,179
Deferred	4,430	(3,262)	580	37,527
Total income taxes	48,602	50,577	51,946	411,706
Minority interests in net income	1,497	2,924	3,941	12,681
Net income	¥ 65,038	¥ 92,059	¥ 71,326	$ 550,935

	Yen			U.S. dollars (Note 2)
Per share of common stock:				
Net income	¥52.99	¥75.04	¥58.12	$ 0.45
Diluted net income	—	—	—	—
Cash dividends applicable to the year	18.00	18.00	18.00	0.15

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(Years ended March 31, 2007, 2006 and 2005)

	Outstanding number of shares of common stock (Thousands)	Millions of yen									
		Common stock	Capital surplus	Retained earnings	Net unrealized gain (loss) on available-for-sale securities	Deferred gain (loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, April 1, 2004	1,230,188	¥88,531	¥94,421	¥146,756	¥ 44,333	¥ —	¥(12,900)	¥ (3,096)	¥358,045	¥ —	¥358,045
Cash dividends		—	—	(15,268)	—	—	—	—	(15,268)	—	(15,268)
Bonuses to directors		—	—	(295)	—	—	—	—	(295)	—	(295)
Net income		—	—	71,326	—	—	—	—	71,326	—	71,326
Purchase of treasury stock		—	—	—	—	—	—	(376)	(376)	—	(376)
Effect from changes of consolidated subsidiaries, net		—	—	594	—	—	—	—	594	—	594
Effect from changes of associated companies accounted for by the equity method, net		—	—	269	—	—	—	—	269	—	269
Others		—	—	392	—	—	—	—	392	—	392
Changes of net unrealized gain (loss) on available-for-sale securities		—	—	—	11,003	—	—	—	11,003	—	11,003
Changes of foreign currency translation adjustments		—	—	—	—	—	2,081	—	2,081	—	2,081
Net change in the year		—	—	57,018	11,003	—	2,081	(376)	69,726	—	69,726
Balance, March 31, 2005	1,230,188	88,531	94,421	203,774	55,336	—	(10,819)	(3,472)	427,771	—	427,771
Cash dividends		—	—	(23,806)	—	—	—	—	(23,806)	—	(23,806)
Bonuses to directors		—	—	(366)	—	—	—	—	(366)	—	(366)
Net income		—	—	92,059	—	—	—	—	92,059	—	92,059
Purchase of treasury stock		—	—	—	—	—	—	(305)	(305)	—	(305)
Disposal of treasury stock		—	6	—	—	—	—	6	12	—	12
Effect from changes of consolidated subsidiaries, net		—	—	(649)	—	—	—	—	(649)	—	(649)
Adjustments due to changes in the fiscal periods of consolidated subsidiaries and associated companies accounted for by the equity method, net		—	—	(3,466)	—	—	—	—	(3,466)	—	(3,466)
Effect from changes of associated companies accounted for by the equity method, net		—	—	366	—	—	—	—	366	—	366
Others		—	—	(1,344)	—	—	—	—	(1,344)	—	(1,344)
Changes of net unrealized gain (loss) on available-for-sale securities		—	—	—	72,420	—	—	—	72,420	—	72,420
Changes of foreign currency translation adjustments		—	—	—	—	—	12,674	—	12,674	—	12,674
Net change in the year		—	6	62,794	72,420	—	12,674	(299)	147,595	—	147,595
Balance, March 31, 2006	1,230,188	88,531	94,427	266,568	127,756	—	1,855	(3,771)	575,366	—	575,366
Reclassified balance as of March 31, 2006		—	—	—	—	—	—	—	—	35,977	35,977
Cash dividends		—	—	(22,043)	—	—	—	—	(22,043)	—	(22,043)
Bonuses to directors		—	—	(462)	—	—	—	—	(462)	—	(462)
Net income		—	—	65,038	—	—	—	—	65,038	—	65,038
Purchase of treasury stock		—	—	—	—	—	—	(366)	(366)	—	(366)
Disposal of treasury stock		—	2,762	—	—	—	—	3,278	6,040	—	6,040
Effect from changes of consolidated subsidiaries, net		—	—	2,106	—	—	—	—	2,106	—	2,106
Adjustments due to changes in the fiscal periods of consolidated subsidiaries and associated companies accounted for by the equity method, net		—	—	87	—	—	—	—	87	—	87
Effect from changes of associated companies accounted for by the equity method, net		—	—	285	—	—	—	—	285	—	285
Others		—	—	1,027	—	—	—	—	1,027	—	1,027
Changes of net unrealized gain (loss) on available-for-sale securities		—	—	—	9,198	—	—	—	9,198	—	9,198
Changes of deferred gain (loss) on derivatives under hedge accounting		—	—	—	—	14,361	—	—	14,361	—	14,361
Changes of foreign currency transaction adjustments		—	—	—	—	—	6,452	—	6,452	—	6,452
Changes of minority interests		—	—	—	—	—	—	—	—	7,652	7,652
Net change in the year		—	2,762	46,038	9,198	14,361	6,452	2,912	81,723	7,652	89,375
Balance, March 31, 2007	1,230,188	¥88,531	¥97,189	¥312,606	¥136,954	¥ 14,361	¥ 8,307	¥ (859)	¥657,089	¥43,629	¥700,718

Consolidated Statements of Changes in Equity

	Outstanding number of shares of common stock (Thousands)	Thousands of U.S. dollars (Note 2)									
		Common stock	Capital surplus	Retained earnings	Net unrealized gain (loss) on available-for-sale securities	Deferred gain (loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2006	1,230,188	$749,945	$799,894	$2,258,094	$1,082,222	$ —	$15,706	$(31,942)	$4,873,919	$ —	$4,873,919
Reclassified balance as of March 31, 2006		—	—	—	—	—	—	—	—	304,764	304,764
Cash dividends		—	—	(186,726)	—	—	—	—	(186,726)	—	(186,726)
Bonuses to directors		—	—	(3,912)	—	—	—	—	(3,912)	—	(3,912)
Net income		—	—	550,935	—	—	—	—	550,935	—	550,935
Purchase of treasury stock		—	—	—	—	—	—	(3,103)	(3,103)	—	(3,103)
Disposal of treasury stock		—	23,390	—	—	—	—	27,769	51,159	—	51,159
Effect from changes of consolidated subsidiaries, net		—	—	17,844	—	—	—	—	17,844	—	17,844
Adjustments due to changes in the fiscal periods of consolidated subsidiaries and associated companies accounted for by the equity method, net		—	—	739	—	—	—	—	739	—	739
Effect from changes of associated companies accounted for by the equity method, net		—	—	2,411	—	—	—	—	2,411	—	2,411
Others		—	—	8,696	—	—	—	—	8,696	—	8,696
Changes of net unrealized gain (loss) on available-for-sale securities		—	—	—	77,914	—	—	—	77,914	—	77,914
Changes of deferred gain (loss)on derivatives under hedge accounting		—	—	—	—	121,653	—	—	121,653	—	121,653
Changes of foreign currency transaction adjustments		—	—	—	—	—	54,662	—	54,662	—	54,662
Changes of minority interests		—	—	—	—	—	—	—	—	64,814	64,814
Net change in the year		—	23,390	389,987	77,914	121,653	54,662	24,666	692,272	64,814	757,086
Balance, March 31, 2007	1,230,188	$749,945	$823,284	$2,648,081	$1,160,136	$121,653	$70,368	$ (7,276)	$5,566,191	$369,578	$5,935,769

See notes to consolidated financial statements.

1. Shares issued and outstanding

Type	Thousands of shares: Shares as of March 31, 2006	Increase	Decrease	Shares as of March 31, 2007
Common stock	1,230,188	—	—	1,230,188

2. Treasury stock

Type	Thousands of shares: Shares as of March 31, 2006	Increase	Decrease	Shares as of March 31, 2007
Common stock	9,724	453	8,417	1,760

Overview of reasons for changes

Increases in treasury stock were due to the acquisition of shares constituting less than one share unit.

A capital tie-up with Yamato Holdings Co., Ltd., caused a 8,368 thousand share decrease in treasury stock, and the sale of shares constituting less than one share unit caused a 49 thousand share decrease in treasury stock.

3. Dividends

(1) Dividend payments are as follows.

Resolved		Type of shares	Millions of yen: Total dividends	Dividends per share	Record date	Effective date
June 28, 2006	Ordinary general meeting of shareholders	Common stock	10,985	¥9.00	March 31, 2006	June 29, 2006
November 9, 2006	Board of Directors' meeting	Common stock	11,058	¥9.00	September 30, 2006	December 4, 2006

Resolved		Type of shares	Thousands of U.S. dollars (Note 2): Total dividends	Dividends per share	Record date	Effective date
June 28, 2006	Ordinary general meeting of shareholders	Common stock	93,050	US$0.08	March 31, 2006	June 29, 2006
November 9, 2006	Board of Directors' meeting	Common stock	93,676	US$0.08	September 30, 2006	December 4, 2006

(2) Dividends which have a record date falling within the consolidated fiscal year under review but with an effective date for dividends in the following consolidated financial year are as follows.

Resolved		Type of shares	Millions of yen: Total dividends	Source of dividends	Dividends per share	Record date	Effective date
June 27, 2007	Ordinary general meeting of shareholders	Common stock	11,056	Retained earnings	¥9.00	March 31, 2007	June 28, 2007

Resolved		Type of shares	Thousands of U.S. dollars (Note 2): Total dividends	Source of dividends	Dividends per share	Record date	Effective date
June 27, 2007	Ordinary general meeting of shareholders	Common stock	93,657	Retained earnings	US$0.08	March 31, 2007	June 28, 2007

Consolidated Statements of Cash Flows

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(Years ended March 31, 2007, 2006 and 2005)

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2007	2006	2005	2007
OPERATING ACTIVITIES				
Income before income taxes and minority interests	¥ 115,137	¥ 145,560	¥ 127,213	$ 975,322
Adjustments for:				
Depreciation and amortization	80,488	73,814	66,814	681,811
Loss on impairment of fixed assets	806	38	20,607	6,830
Loss (gain) on sale and disposal of tangible and intangible fixed assets, net	(2,861)	(3,908)	2,003	(24,237)
Loss (gain) on sale of marketable and investment securities, net (Note 4)	(11,068)	(6,419)	(2,909)	(93,757)
Loss on devaluation of marketable and investment securities	1,040	130	1,656	8,809
Equity in income of non-consolidated subsidiaries and associated companies	(5,522)	(1,869)	(2,598)	(46,779)
Interest and dividend income	(12,001)	(8,991)	(5,168)	(101,657)
Interest expenses	18,286	15,648	16,632	154,899
Loss (gain) on foreign currency exchange	(6,773)	(1,295)	444	(57,373)
Decrease (increase) in notes and accounts receivable	(11,396)	8,900	(16,183)	(96,536)
Decrease (increase) in inventories	(3,582)	(7,405)	(2,878)	(30,347)
Increase (decrease) in notes and accounts payable	6,761	8,280	10,930	57,276
Others, net	(29,406)	(17,911)	10,006	(249,097)
Subtotal	139,909	204,572	226,569	1,185,164
Interest and dividends received	14,335	11,970	7,145	121,434
Interest paid	(17,335)	(16,300)	(16,887)	(146,846)
Payments for income taxes	(50,679)	(61,510)	(41,319)	(429,299)
Net cash provided by operating activities	86,230	138,732	175,508	730,453
INVESTING ACTIVITIES				
Purchase of marketable securities	(709)	(1,234)	(1,321)	(6,010)
Proceeds from sale of marketable securities	482	1,158	2,580	4,082
Purchase of tangible and intangible fixed assets	(271,949)	(193,568)	(193,569)	(2,303,676)
Proceeds from sale of tangible and intangible fixed assets	130,727	32,352	59,987	1,107,388
Purchase of investment securities	(34,864)	(25,184)	(6,239)	(295,333)
Proceeds from sale of investment securities	23,036	11,253	10,436	195,137
Payments for acquisition of newly consolidated subsidiaries (Note 13)	(17,603)	(8,758)	—	(149,114)
Proceeds from acquisition of newly consolidated subsidiaries	—	—	44	—
Proceeds from sale of shares in subsidiaries due to changes in scope of consolidation	—	105	—	—
Lending of loans receivable	(28,049)	(12,116)	(21,217)	(237,606)
Collection of loans receivable	15,641	22,527	11,381	132,497
Others, net	5,245	2,953	2,851	44,434
Net cash used in investing activities	(178,043)	(170,512)	(135,067)	(1,508,201)
FINANCING ACTIVITIES				
Net increase (decrease) in short-term bank loans	51,660	54,956	(7,973)	437,613
Net increase (decrease) in commercial paper	(32,700)	32,700	—	(277,001)
Proceeds from long-term debt	110,852	104,807	123,083	939,029
Repayments of long-term debt	(96,336)	(102,627)	(151,400)	(816,058)
Proceeds from bonds	84,755	—	29,819	717,959
Repayments of bonds	(4,800)	(25,019)	(20,200)	(40,661)
Proceeds from stock issue for minority shareholders	977	54	2,037	8,277
Disposal of treasury stock	6,040	—	—	51,160
Purchase of treasury stock	(366)	(305)	(376)	(3,103)
Cash dividends paid by the Company	(22,043)	(23,806)	(15,268)	(186,726)
Cash dividends paid by subsidiaries to minority shareholders	(676)	(420)	(1,080)	(5,727)
Others, net	—	—	(17)	—
Net cash provided by (used in) financing activities	97,363	40,340	(41,375)	824,762
Effect of exchange rate changes on cash and cash equivalents	2,794	2,537	744	23,667
Net (decrease) increase in cash and cash equivalents	8,344	11,097	(190)	70,681
Cash and cash equivalents, beginning of the year	78,488	65,028	63,632	664,869
Increase (decrease) in cash and cash equivalents due to change in scope of consolidation	880	2,469	1,586	7,452
Increase (decrease) in beginning balance of cash and cash equivalents due to changes in fiscal periods of consolidated subsidiaries	(2)	(106)	—	(14)
Cash and cash equivalents, end of the year (Note 13)	¥ 87,710	¥ 78,488	¥ 65,028	$ 742,988

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(Years ended March 31, 2007, 2006 and 2005)

1. Basis of Presenting Consolidated Financial Statements:

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan ("ASBJ") published a new accounting standard for the statements of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statements of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statements of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain account reclassifications are made and additional information is provided in order to present the consolidated financial statements in a format familiar to international readers. The results of these reclassifications do not affect the financial position or results of operations and cash flows of the consolidated companies as reported in the original consolidated financial statements.

2. United States Dollar Amounts:

The accompanying consolidated financial statements are stated in Japanese yen, and the dollar amounts represent the arithmetical results of translating yen to United States dollars using the exchange rate prevailing at March 31, 2007, which was ¥118.05 to US$1.00. The statements in such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been or could be readily converted, realized or settled in dollars at that rate, or any other rates, of exchange.

3. Summary of Significant Accounting Policies:

A. Consolidation Policies

(1) The consolidated financial statements include the accounts of Nippon Yusen Kabushiki Kaisha (the "Company") and its 632, 553 and 495 consolidated subsidiaries at March 31, 2007, 2006 and 2005, respectively.

During the consolidated fiscal year ended March 31, 2007, the Company newly consolidated NYK LNG Shipmanagement Co., Ltd., and 43 other companies, which were newly incorporated. Yusen Air & Sea Service Keihin Trans Co., Ltd., and 52 other companies also were newly consolidated, after determining that they would have a material impact on the consolidated financial statements. In addition, following the acquisition of shares in Lorang France S.A.S. and 4 other companies, these companies were newly consolidated. NYK Fil-Japan Shipping Corp. and one other company became consolidated subsidiaries through the acquisition of additional shares. Owing to the acquisition of additional shares in Naikai Tug Boat Service Co., Ltd., this company and one other are newly treated as consolidated subsidiaries rather than being accounted for under the equity method. Owing to their liquidation, Hikawa Maru Marine Tower Co., Ltd., and 24 other companies were excluded from consolidation. As Global Logistics Investments Co., Ltd., merged with NYK and NYK Logistics (Americas) Inc. merged with NYK Logistics (Americas) Inc. (the former GST Corporation), these companies have been eliminated from the scope of consolidation.

(2) Investments in non-consolidated subsidiaries and associated companies are carried at either cost or equity, depending on the extent of influence and materiality. Companies accounted for under the equity method numbered 3 non-consolidated subsidiaries and 38 associated companies as of March 31, 2007, 34 associated companies as of March 31, 2006, and 30 associated companies as of March 31, 2005.

During the consolidated fiscal year ended March 31, 2007, the Company newly included Trans Ocean LNG Transport Co., Ltd., and 9 other companies as a companies accounted for under the equity method, after

determining that they would have a material impact on the consolidated financial statements. In addition, owing to the new treatment of Naikai Tug Boat Service Co., Ltd., and one other company as consolidated subsidiaries, these companies are no longer accounted for under the equity method. Owing to its liquidation, NYK Star Reefers Inc. (Cayman Islands) is no longer accounted for under the equity method.

(3) Any material difference between the cost of an investment in a subsidiary and the amount of underlying equity in net assets of the subsidiary upon inclusion in the consolidation, unless specifically identified and reclassified to the applicable accounts from which the value originates, is treated as an asset or a liability, as the case may be, and amortized over a period of 5 to 20 years on a straight-line basis.

(4) The Company adopts the "full fair value method" so that the full portion of the assets and liabilities of the consolidated subsidiaries is marked to fair value as of the acquisition of control.

(5) All significant intercompany balances, transactions and all material unrealized profit within the consolidated group have been eliminated in consolidation.

B. Accounting Period

The accounting period of the Company begins on April 1 and ends on March 31 of the following year.

As of March 31, 2007, the accounts of 48 and 1 consolidated subsidiaries were closed on December 31 and February 28, respectively. Necessary adjustments on consolidation during the period from each of the closing dates to March 31 are made to these companies.

From the current fiscal year, 3 consolidated subsidiaries, who have fiscal year ends on December 31, provisionally close their accounts on March 31 for consolidation purpose. Also, from the current fiscal year, 1 consolidated overseas subsidiary changed its year-end closing date from December 31 to March 31. The effect of this change on retained earnings is presented in the consolidated statements of changes in equity.

C. Foreign Currency Financial Statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation were shown as "foreign currency translation adjustments" in a separate component of equity. Revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the average exchange rate.

D. Valuation of Assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization. Available-for-sale securities with market quotes are principally stated at the average of market value for the last month of the fiscal year, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. Available-for-sale securities without market quotes are generally stated at cost, with cost being determined by the moving average method. Derivatives are valued at market. Inventories are generally stated at the lower of cost or market, with cost determined by principally the moving average method.

E. Depreciation and Amortization

(1) Tangible assets are depreciated as follows:
Vessels, buildings and other tangible fixed assets are depreciated generally by the straight-line method based on the Japanese Corporation Tax Law. Assets for which the purchase prices are more than ¥100,000 but less than ¥200,000 are depreciated generally in equal allotments over 3 years based on the Japanese Corporation Tax Law.

(2) Intangible assets are amortized as follows:
Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (5 years). Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

F. Capitalization of Interest Expenses

Interest expenses are generally charged to income as they are incurred. However, interest expenses incurred in the construction of certain assets, particularly projects for vessels, are capitalized and included in the costs of assets when a construction period is substantially long and the amount of interest incurred in such a period is significantly material.

G. Allowance for Doubtful Accounts

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

H. Provisions

(1) As an appropriation for the payment of employee bonuses, the amount of expected future bonuses corresponding to the consolidated fiscal year under review was allocated to employees' bonuses accrued.
(2) As an appropriation for the payment of directors' bonuses, an amount was allocated for the amount of expected future directors' bonuses corresponding to the consolidated fiscal year under review.
(3) Liability for periodic dry-docking of vessels is provided based on the estimated amount of expenditure for periodic dry-docking in the future.

I. Retirement and Severance Benefits

Liability for Employees' Retirement Benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.

Unrecognized net actuarial differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Liability for Directors' Retirement Benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with internal policies, the Company and consolidated subsidiaries set aside such reserves calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the balance sheet date.

J. Freight Revenue and Expense Recognition

Freight revenues and expenses are recognized by 2 different methods depending on types of cargo transportation.

(1) Transportation by container ships:
Revenues and expenses arising from ocean transportation of containers are principally recognized proportionately as shipments move.
(2) Transportation by vessels other than container ships:
Revenues and expenses from transportation by vessels other than container ships are principally recognized upon completion of unloading cargoes at the final destination port.

K. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

L. Method of Accounting for Material Hedge Transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement and others. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps to hedge the risk of interest rate fluctuations related to borrowings, bonds and others; currency swap contracts, forward foreign exchange contracts, debts and credits in foreign currency to hedge the foreign exchange risk associated with monetary assets and liabilities, expected transactions and others; and fuel swap

contracts to hedge the risk of the price fluctuations in fuel oil and others. Semi-annually, the Company and its consolicated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

M. Financial Statements of Overseas Subsidiaries

Overseas consolidated subsidiaries employ generally accepted accounting principles prevailing in their respective countries of domicile.

N. Per Share Information

Net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share is not disclosed because it is anti-dilutive for the years ended March 31, 2007 and 2006. Cash dividends per share consist of interim dividends paid during the year and dividends to be paid after the end of the year.

O. Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of 3 months or less that are exposed to minor value fluctuation risk.

P. Change in Accounting Policies

(1) The Accounting Standard for Directors' Bonuses (Corporate Accounting Standard No. 4, November 29, 2005) was applied from the consolidated fiscal year ended March 31, 2007. As a result, operating income and income before income taxes and minority interests each decreased ¥520 million ($4,409 thousand).

(2) The Tentative Solution on Accounting for Deferred Assets (Accounting Standards Board of Japan, Practical Issues Task Force No. 19, August 11, 2006) was applied with respect to costs related to the issuance of corporate bonds in the consolidated fiscal year ended March 31, 2007, which resulted in a change from the straight-line amortization of these costs over a three-year period to the straight-line monthly amortization of these costs until the date of redemption. As a result, income before income taxes and minority interests increased ¥487 million ($4,125 thousand).

(3) The post-revision Accounting Standards for Financial Instruments (Accounting Standards Board of Japan, Corporate Accounting Standard No. 10, last revised August 11, 2006) was applied from the consolidated fiscal year ended March 31, 2007. This change had no impact on profits or losses.

(4) The Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Statement No. 5, December 9, 2005) and the Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Guidance No. 8, December 9, 2005) were applied from the consolidated fiscal year ended March 31, 2007. The amount corresponding to the equity section under the previous method of presentation is ¥642,728 million ($5,444,539 thousand).

Q. Additional Information

(1) In the past, the Company used a complete course from port of departure through the return voyage as the standard unit for recording income and expenses on routes other than for containers ships, and from a practical standpoint the port of departure and the return voyage were all accepted as being the same place within the Far East. However, after taking actual service behavior in recent years into account, the Company began applying accounting methods that do not assume that the port of departure and return voyage are both necessarily within the Far East. From the consolidated fiscal year ended March 31, 2007, this change had the effect of increasing gross profits, operating income and income before income taxes and minority interests each by ¥1,731 million ($14,661 thousand).

(2) In the past, the Company recorded revenues and expenses for vessels operated by the Latin America and Africa Group upon the completion of each voyage. However, given growing similarity between the Group's shipping operations and container ship operations, revenues and expenses are now recognized proportionately as shipments move. This change had the effect of raising gross profit, operating income and income before income taxes and minority interests each by ¥1,793 million ($15,191 thousand).

4. Marketable Securities and Investment Securities:

(1) Marketable securities and investment securities held to maturity with market value as of March 31, 2007 and 2006 are summarized as follows:

	Millions of yen						Thousands of U.S. dollars (Note 2)		
	2007			2006			2007		
	Book value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)
Securities for which the market value exceeds the book value:									
Government bonds and others	¥180	¥183	¥ 3	¥ 100	¥ 103	¥ 3	$1,524	$1,544	$ 20
Corporate bonds	300	302	2	100	101	1	2,541	2,560	19
Others	1	1	0	41	41	0	12	12	0
Sub total	481	486	5	241	245	4	4,077	4,116	39
Securities for which the market value is equal to or less than the book value:									
Government bonds and others	110	110	(0)	90	89	(1)	935	934	(1)
Corporate bonds	503	492	(11)	703	684	(19)	4,259	4,170	(89)
Others	—	—	—	—	—	—	—	—	—
Sub total	613	602	(11)	793	773	(20)	5,194	5,104	(90)
Total	¥1,094	¥1,088	¥ (6)	¥1,034	¥1,018	¥(16)	$9,271	$9,220	$(51)

(2) Marketable securities and investment securities classified as available-for-sale securities with market value as of March 31, 2007 and 2006 are summarized as follows:

	Millions of yen						Thousands of U.S. dollars (Note 2)		
	2007			2006			2007		
	Acquisition Costs	Book value	Difference	Acquisition Costs	Book value	Difference	Acquisition Costs	Book value	Difference
Securities for which the book value exceeds the acquisition costs:									
Corporate shares	¥129,670	¥351,588	¥221,918	¥121,625	¥323,219	¥201,594	$1,098,432	$2,978,301	$1,879,869
Government bonds and others	188	192	4	60	62	2	1,591	1,623	32
Corporate bonds	121	122	1	—	—	—	1,026	1,036	10
Others	21	27	6	21	26	5	181	230	49
Sub total	130,000	351,929	221,929	121,706	323,307	201,601	1,101,230	2,981,190	1,879,960
Securities for which the book value is equal to or less than the acquisition costs:									
Corporate shares	7,996	6,513	(1,483)	1,008	965	(43)	67,735	55,167	(12,568)
Government bonds and others	—	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—	—
Others	14	13	(1)	12	12	(0)	119	113	(6)
Sub total	8,010	6,526	(1,484)	1,020	977	(43)	67,854	55,280	(12,574)
Total	¥138,010	¥358,455	¥220,445	¥122,726	¥324,284	¥201,558	$1,169,084	$3,036,470	$1,867,386

(3) Proceeds, gains and losses on sales of available-for-sale securities in the fiscal years ended March 31, 2007 and 2006, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Proceeds from sales	¥20,208	¥11,129	$171,181
Gross realized gains	11,076	6,620	93,826
Gross realized losses	(8)	(201)	(69)

(4) Available-for-sale securities whose fair value was not readily determinable as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Available-for-sale securities:			
Unlisted equity securities	¥15,875	¥16,780	$134,476

(5) The intended redemption of available-for-sale securities with maturity dates and marketable securities and investment securities held to maturity as of March 31, 2007 and 2006 are summarized as follows:

Fiscal year ended March 31, 2007	Millions of yen			
Type	Within one year	One year or more, within five years	Five years or more, within ten years	More than ten years
Bonds				
(1) Government bonds	¥10	¥230	¥ 50	¥—
(2) Corporate bonds	—	300	503	—
(3) Others	2	—	—	—
Total	¥12	¥530	¥553	¥—

Fiscal year ended March 31, 2007	Thousands of U.S. dollars (Note 2)			
Type	Within one year	One year or more, within five years	Five years or more, within ten years	More than ten years
Bonds				
(1) Government bonds	$85	$1,951	$ 423	$—
(2) Corporate bonds	—	2,541	4,259	—
(3) Others	12	—	—	—
Total	$97	$4,492	$4,682	$—

Fiscal year ended March 31, 2006	Millions of yen			
Type	Within one year	One year or more, within five years	Five years or more, within ten years	More than ten years
Bonds				
(1) Government bonds	¥ 62	¥110	¥ 80	¥—
(2) Corporate bonds	100	—	703	—
(3) Others	42	—	—	—
Total	¥204	¥110	¥783	¥—

5. Inventories:

Inventories as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Products and goods	¥ 5,073	¥ 3,482	$ 42,976
Real estate for sale	1	1	10
Fuel and supplies	33,053	29,866	279,990
Others	513	1,530	4,340
Total	¥38,640	¥34,879	$327,316

6. Vessels, Property and Equipment:

As of March 31, 2007 and 2006, Vessels, property and equipment consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Vessels, property and equipment, at cost			
Vessels	¥1,086,611	¥1,015,901	$ 9,204,671
Buildings and structures	153,938	141,198	1,304,010
Aircraft	79,226	100,924	671,121
Equipment and fixtures	27,653	25,394	234,250
Land	64,340	61,027	545,022
Construction in progress	251,808	197,640	2,133,062
Other	103,407	76,466	875,955
Total	1,766,983	1,618,550	14,968,091
Less—accumulated depreciation	(820,655)	(762,485)	(6,951,757)
Net vessels, property and equipment	¥ 946,328	856,065	$ 8,016,334

7. Deferred Capital Gains:

In accordance with corporation tax regulations and the opinion of the Japanese Institute of Certified Public Accountants, deferred capital gains of ¥5,801 million ($49,140 thousand), and ¥4,842 million, mainly from insurance claims, were deducted from the cost of properties acquired in replacement as of March 31, 2007 and 2006, respectively.

8. Short-Term Bank Loans and Long-Term Debt:

(1) Short-term bank loans had weighted-average interest rates of 2.09 percent and 2.60 percent as of March 31, 2007 and 2006, respectively.

(2) Long-term debt as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Loans from banks and other financial institutions with a weighted-average interest rate of 2.38 and 2.27 percent at March 31, 2006 and 2007, due from 2007 to 2024	¥513,790	¥493,909	$4,352,313
0.47 percent bonds, due on October 18, 2007	20,000	20,000	169,420
0.52 percent bonds, due on February 20, 2009	15,000	15,000	127,065
0.81 percent bonds, due on October 16, 2009	20,000	20,000	169,420
1.01 percent bonds, due on February 21, 2013	15,000	15,000	127,065
1.58 percent bonds, due on June 9, 2014	20,000	20,000	169,420
2.06 percent bonds, due on June 22, 2016	20,000	—	169,420
2.36 percent bonds, due on June 7, 2024	10,000	10,000	84,710
2.65 percent bonds, due on June 22, 2026	10,000	—	84,710
Convertible bonds with warrants, due on September 24, 2026	56,335	—	477,212
Floating/fixed rate euro medium-term notes, due from 2008	2,000	6,800	16,942
Subtotal	702,125	600,709	5,947,697
Less portion due within one year	(117,559)	(94,478)	(995,843)
Total	¥584,566	¥506,231	$4,951,854

The aggregate annual maturities of long-term loans from banks and other financial institutions, bonds and notes as of March 31, 2007, were as follows:

Years ending March 31,	Millions of yen	Thousands of U.S. dollars (Note 2)
2009	¥145,808	$1,235,135
2010	68,176	577,517
2011	37,831	320,468
2012	41,945	355,314
2013 and thereafter	290,806	2,463,420
Total	¥584,566	$4,951,854

Bonds with warrants

	Euroyen-denominated convertible bonds with issuer option to settle for cash upon conversion
Class of shares to be issued	Ordinary shares of common stock
Issue price for warrants	—
Exercise price per share	¥843 ($7.14)
Total amount of debt securities issued	¥55,000 million ($465,904 thousand (Note 2))
Total amount of shares issued by exercising warrants	—
Percentage of shares with warrants (%)	100
Exercise period	October 4, 2006–September 10, 2026

Note: Bonds were issued at a price higher than the issue price. Accordingly, the outstanding balance at the end of the period is calculated using the amortized cost method.

9. Pledged Assets and Secured Liabilities:

As of March 31, 2007, the following assets were pledged as collateral for short-term loans, current portion of long-term debt, long-term debt and others:

	Net book value	
Pledged Assets	Millions of yen	Thousands of U.S. dollars (Note 2)
Vessels	¥ 79,079	$ 669,880
Buildings and structures	7,248	61,395
Aircraft	13,589	115,117
Land	8,162	69,142
Investment securities	19,247	163,039
Others	11,109	94,098
Total	¥138,434	$1,172,671

Secured liabilities	Millions of yen	Thousands of U.S. dollars (Note 2)
Short-term loans and current portion of long-term debt	¥23,445	$198,608
Long-term debt	50,118	424,547
Others	315	2,668
Total	¥73,878	$625,823

10. Income Taxes:

(1) Significant components of deferred tax assets and liabilities as of March 31, 2007 and 2006, are as follows:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Deferred tax assets:			
Employees' bonuses accrued	¥ 3,035	¥ 3,199	$ 25,713
Liability for employees' retirement benefits	8,353	10,475	70,758
Losses on revaluation of securities	2,449	2,343	20,747
Losses on revaluation of fixed assets	1,549	3,021	13,123
Impairment losses on fixed assets	4,590	4,368	38,879
Tax losses carried forward	22,506	17,428	190,645
Unrealized gains on sale of fixed assets	3,260	3,431	27,619
Liability for periodic dry-docking of vessels	877	624	7,428
Accrued expenses	3,332	3,062	28,222
Others	6,738	9,013	57,080
Subtotal of deferred tax assets	56,689	56,964	480,214
Valuation allowance	(28,365)	(22,386)	(240,281)
Total deferred tax assets	28,324	34,578	239,933
Deferred tax liabilities:			
Gain on securities contribution to employee retirement benefit trust	(3,754)	(3,754)	(31,803)
Net unrealized gain on available-for-sale securities	(81,336)	(75,624)	(688,994)
Depreciation	(4,472)	(6,068)	(37,886)
Special tax purpose reserve	(3,824)	(5,271)	(32,388)
Unrealized losses on sale of fixed assets	(326)	(287)	(2,761)
Net deferred gain on hedge contracts	(10,805)	—	(91,525)
Others	(2,529)	(2,909)	(21,425)
Total deferred tax liabilities	(107,046)	(93,913)	(906,782)
Net deferred tax assets (liabilities)	¥ (78,722)	¥(59,335)	$(666,849)

(2) Reconciliation of the statutory income tax rate to the effective income tax rate for the years ended March 31, 2007 and 2006, are as follows:

	2007	2006
Statutory income tax rate	37.5%	37.5%
Increase (decrease) in taxes resulting from:		
Amortization of goodwill	0.3	0.2
Equity in income of non-consolidated subsidiaries and associated companies	(1.8)	(0.5)
Permanently non-deductible expenses for tax purposes, such as entertainment expenses	1.5	1.5
Permanently non-taxable income, such as dividend income	(1.5)	(0.9)
Changes in valuation allowance	5.6	—
Other	0.6	(3.1)
Effective income tax rate	42.2%	34.7%

11. Equity:

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

12. Commitments and Contingent Liabilities:

Commitments made by the Company and its consolidated subsidiaries amounted to ¥743,208 million ($6,295,702 thousand) for the construction of vessels, to ¥527,428 million ($4,467,836 thousand) for the purchase of aircrafts and to ¥1,204 million ($10,195 thousand) for the purchase of other equipment as of March 31, 2007.

Contingent liabilities for notes receivable discounted and endorsed, loans guaranteed and joint debt of indebtedness as of March 31, 2007, were as follows:

	Millions of yen	Thousands of U.S. dollars (Note 2)
Notes receivable discounted and endorsed	¥ 6	$ 53
Guarantees of loans	107,815	913,297
Joint debt of indebtedness	32,103	271,944
Total	¥139,924	$1,185,294

13. Statements of Cash Flows:

A reconciliation of cash and cash equivalents in the consolidated statements of cash flows and account balances of the consolidated balance sheets as of March 31, 2007, 2006 and 2005, are shown below.

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2007	2006	2005	2007
Cash and deposits	¥92,286	¥80,604	¥66,740	$781,751
Deposits with maturity of over three months	(4,576)	(2,116)	(1,712)	(38,763)
Cash and cash equivalents	¥87,710	¥78,488	¥65,028	$742,988

The assets and liabilities arising from the acquisition of the 9 companies at the beginning of consolidation are as follow:

	Millions of yen	Thousands of U.S. dollars (Note 2)
	2007	2007
Current assets	¥13,448	$113,921
Non-current assets	22,502	190,613
Total assets	¥35,950	$304,534
Current liabilities	¥23,461	$198,741
Long-term liabilities	15,248	129,163
Total liabilities	¥38,709	$327,904

14. Accounting for Leases:

Finance leases, except those for which the ownership of leased assets are deemed to be transferred to lessees, are accounted for by a method similar to that applicable to ordinary operating leases.

(1) Finance leases accounted for as operating leases

As lessees

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2007 and 2006, which included the portion of interest thereon, would have been shown in the consolidated balance sheets as follows, if the leased assets had been capitalized.

	Millions of yen						Thousands of U.S. dollars (Note 2)		
	2007			2006			2007		
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year
Vessels	¥ 6,499	¥ 2,945	¥ 3,554	¥ 6,468	¥ 2,482	¥ 3,986	$ 55,054	$ 24,944	$ 30,110
Aircraft	29,428	4,086	25,342	29,427	1,634	27,793	249,279	34,617	214,662
Equipment and fixtures	76,680	28,379	48,301	67,795	20,941	46,854	649,559	240,397	409,162
Other tangible fixed assets	2,528	1,402	1,126	2,206	1,305	901	21,413	11,879	9,534
Total	¥115,135	¥36,812	¥78,323	¥105,896	¥26,362	¥79,534	$975,305	$311,837	$663,468

b. Future lease payments as of March 31, 2007, which included the portion of interest thereon, are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 2)
Within one year	¥12,207	$103,411
More than one year	68,876	583,446
Total	¥81,083	$686,857

c. Lease expenses, depreciation and interest expenses for the year ended March 31, 2007, 2006 and 2005, are as follows:

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2007	2006	2005	2007
Lease expenses for the year	¥14,389	¥9,813	¥6,995	$121,889
Depreciation	12,174	9,056	6,262	103,127
Interest expenses	1,613	987	864	13,657

d. Calculation of depreciation equivalent

Assumed depreciation amounts are computed using the straight-line method over the lease terms assuming no residual value.

e. Calculation of interest equivalent

The excess of total lease payments over acquisition cost equivalents is regarded as amounts representing interest payable equivalents and is allocated to each period using the interest method.

As lessors

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2007 and 2006, are as follows:

	Millions of yen						Thousands of U.S. dollars (Note 2)		
	2007			2006			2007		
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year
Equipment and fixtures	¥15	¥14	¥ 1	¥15	¥10	¥ 5	$129	$115	$ 14
Other tangible fixed assets	35	9	26	35	8	27	296	79	217
Total	¥50	¥23	¥27	¥50	¥18	¥32	$425	$194	$231

b. Future lease income as of March 31, 2007, which included the portion of interest thereon, is as follows:

	Millions of yen	Thousands of U.S. dollars (Note 2)
Within one year	¥ 16	$ 135
More than one year	107	907
Total	¥123	$1,042

c. Current lease income and depreciation for the year ended March 31, 2007, 2006 and 2005, are as follows:

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2007	2006	2005	2007
Lease income for the year	¥17	¥51	¥50	$140
Depreciation	3	8	11	27

(2) Operating leases

As lessees

Future lease payments as of March 31, 2007, are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 2)
Within one year	¥ 51,964	$ 440,183
More than one year	288,967	2,447,837
Total	¥340,931	$2,888,020

As lessors

Future lease income as of March 31, 2007, are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 2)
Within one year	¥ 849	$ 7,187
More than one year	1,031	8,735
Total	¥1,880	$15,922

15. Derivative Financial Instruments:

(1) Contents of, policies for, and objectives in the use of derivatives

The Company and its consolidated subsidiaries employ various financing methods to obtain funds necessary for the conduct of their operations. In addition, a substantial portion of total assets and liabilities is denominated in foreign currencies. Accordingly, derivative financial instruments are used to hedge and manage the inevitable risks of fluctuations in interest rates and foreign currency rates. Specifically, to avert interest rate risk associated with borrowings, bonds and other financial instruments, the Company and its consolidated subsidiaries utilize interest rate swap contracts, interest rate cap contracts and other techniques. To avert foreign exchange risk associated with foreign currency assets and liabilities, the Company and its consolidated subsidiaries make use of forward foreign currency contracts, currency swap contracts and other techniques. Similarly, to deal with the risk of price fluctuations in fuel, the Company and its consolidated subsidiaries utilize fuel swap contracts and other techniques. However, the Company and its consolidated subsidiaries do not engage in trading or in speculative use of derivative financial instruments.

Regarding hedge accounting for derivative financial instruments, the following methods and policies are applied.

a. Hedge accounting method

The Company and its consolidated subsidiaries mainly adopt a deferred hedge method that requires the Company to mark the derivative financial instruments effective as hedges to market, and to defer the valuation loss/gain. For forward foreign exchange contracts and currency swap contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities.

b. Principal hedging techniques and items hedged

Principal hedging techniques	Principal items hedged
Currency swap contracts	Foreign currency borrowings and bonds
Interest rate swap contracts	Borrowings, bonds and loans
Fuel swap contracts	Purchase price of fuel
Forward foreign exchange contracts	Forecasted foreign currency transactions

c. Hedging policy

Based on internal rules and regulations, including *the Company's Rules for Risk Management Employing Financial Instruments*, the Company and its consolidated subsidiaries enter into hedging transactions to offset the risk of market rate fluctuations and others, for items to be hedged.

d. Method for evaluating effectiveness of hedging

The Company and its consolidated subsidiaries analyze the ratios of the cumulative amount of market fluctuation or cash flow of the hedging financial instruments, except interest rate swaps that meet specified conditions under the accounting standard, and the hedged items.

(2) Risks inherent in derivative transactions

Derivative transactions are subject to inherent market risk, which is derived from future changes in market prices (currency rates, interest rates and prices), and credit risk, which is derived from the counterparty or counterparties to the derivative transaction becoming unable to perform their contractual obligations. The derivative financial instruments utilized by the Company and its consolidated subsidiaries are only those which offset the fluctuation of fair value of underlying financial assets and liabilities, thereby the Company and its subsidiaries are not exposed to material mar-

ket risk. The counterparties in the derivatives transactions are financial institutions with high credit ratings, implying that credit risk is immaterial.

(3) Risk management for derivatives
The derivative transactions of the Company and its consolidated subsidiaries follow the internal approval process specified in *the Company's Rules for Risk Management Employing Financial Instruments* and other rules as well as regulations and are subject to internal control operated principally by the divisions in charge of accounting. In addition, to prevent improper transactions, the back-office function for these transactions is performed by a different personnel of the Company and its consolidated subsidiaries other than those staff directly involved in the dealings. The contract amounts and other information related to derivative financial instruments are reported to a director in charge periodically, and, as necessary, to the Board of Directors.

Items pertaining to the market price of transactions (As of March 31, 2007 and 2006):

	Millions of yen				Thousands of U.S. dollars (Note 2)	
	2007		2006		2007	
	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)
1. Currency-related						
Forward foreign currency exchange contracts:						
Buy U.S. dollar, sell Japanese yen	¥ 2,322	¥ 2	¥ 430	¥ (0)	$19,668	$ 16
Sell U.S. dollar, buy Japanese yen	—	—	4,002	(201)	—	—
Buy Euro, sell Japanese yen	133	2	65	1	1,124	14
Sell Euro, buy Japanese yen	628	(0)	1,294	(1)	5,317	(3)
Buy H.K. dollar, sell Japanese yen	160	(1)	244	(3)	1,359	(12)
Buy Thai Baht, sell Japanese yen	92	1	211	(3)	783	9
Others	813	(0)	1,551	(2)	6,891	(4)
Currency swaps:						
Receive Japanese yen, pay U.S. dollar	60	2	90	3	512	17
2. Interest rate-related						
Interest rate swaps:						
Receive fixed, pay floating	¥ 6,245	¥ 527	¥9,903	¥ 591	$52,902	$4,468
Receive floating, pay fixed	10,078	(420)	9,748	(495)	85,370	(3,556)

Notes: 1. The market price of forward foreign currency exchange contracts at the end of the fiscal year is based on the forward foreign exchange rate then prevailing in the market.
2. The values of currency swap and interest rate swap transactions are valued at the market rates reported by the financial institutions handling these transactions for the Company, as of the end of the consolidated fiscal year.
3. Items for which hedge accounting is applied are excluded from the above table disclosure.

16. Accounting for Employees' Retirement Benefits:

(1) Outline of employees' retirement benefit plans:
The Company and its domestic consolidated subsidiaries have the following defined benefit plans: the Tax Qualified Pension Plan, the Japanese government's Employees' Pension Fund, and a retirement lump sum allowance system.

In addition, certain overseas consolidated subsidiaries have established defined contribution plans or defined benefit plans, and the Company has set up an employee retirement benefit trust.

(2) Amounts related to projected benefit obligations (As of March 31, 2007 and 2006):

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Projected benefit obligations	¥ (94,683)	¥ (92,556)	$(802,057)
Plan assets (Note)	117,814	113,481	998,000
Unfunded obligations	23,131	20,925	195,943
Unrecognized plan assets	—	—	—
Unrecognized actuarial accounting differences	(31,032)	(31,008)	(262,874)
Unrecognized prior service cost	3,344	—	28,333
Net obligations on the consolidated balance sheets	(4,557)	(10,083)	(38,598)
Prepaid pension costs	12,922	9,362	109,467
Liability for employees' retirement benefits	¥ (17,479)	¥(19,445)	$(148,065)

Note: Plan assets related to jointly established Employees' Pension Fund of ¥4,693 million ($39,757 thousand) and ¥4,406 million as of March 31, 2007 and 2006, respectively, are not included in pension assets above.

(3) Amounts related to retirement benefit costs (Years ended March 31, 2007 and 2006):

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Service costs	¥ 3,326	¥3,808	$ 28,174
Interest costs	1,870	1,257	15,844
Expected return on plan assets	(1,351)	(818)	(11,448)
Amortization of actuarial differences	(3,506)	8	(29,697)
Amortization of unrecognized prior service cost	(81)	(26)	(689)
Retirement benefit costs	¥ 258	¥4,229	$ 2,184

Note: In addition to the costs shown above, certain consolidated subsidiaries had ¥1,375 million ($11,644 thousand) and ¥1,325 million for the fiscal years ended March 31, 2007 and 2006, respectively, in defined contribution retirement benefit costs. Besides the retirement benefit costs shown above, certain domestic consolidated subsidiaries treated the amount of defined contributions paid to their Employees' Pension Fund as retirement benefit costs.

(4) Assumptions in calculation of the above information (As of March 31, 2007 and 2006):

	2007	2006
Method of attributing the projected benefits to periods of service	straight-line basis	straight-line basis
Discount rate	mainly 2.0%	mainly 2.0%
Expected rate of return on plan assets	mainly 2.0%-3.0%	mainly 2.0%–3.0%
Amortization period of unrecognized prior service cost	mainly 8 years	mainly 8 years
Amortization period of unrecognized actuarial differences	mainly 8 years	mainly 8 years

17. Industry Segment Information:

The Company and its consolidated subsidiaries operate in 7 bus.nesses: Liner trade, Other shipping, Logistics, Terminal and Harbor Transport, Cruise, Real Estate and Others.

The following tabulation presents certain segment information for the years ended March 31, 2007, 2006 and 2005.

Year ended March 31, 2007:

	Millions of yen									
	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	¥568,459	¥ 776,823	¥480,559	¥ 94,488	¥44,140	¥ 9,054	¥190,757	¥2,164,280	¥ —	¥2,164,280
(2) Inter-segment revenues	5,535	6,476	2,142	32,412	—	2,581	84,395	133,541	(133,541)	—
Total revenues	573,994	783,299	482,701	126,900	44,140	11,635	275,152	2,297,821	(133,541)	2,164,280
Operating costs and expenses	583,874	678,689	466,580	118,995	39,058	8,644	297,604	2,193,444	(134,106)	2,059,338
Operating income	¥ (9,880)	¥ 104,610	¥ 16,121	¥ 7,905	¥ 5,082	¥ 2,991	¥ (22,452)	¥ 104,377	¥ 565	¥ 104,942
II Assets, Depreciation and Amortization, and Capital Expenditures										
Assets	¥301,698	¥1,108,962	¥243,737	¥147,294	¥41,504	¥65,837	¥596,727	¥2,505,759	¥(370,317)	¥2,135,442
Depreciation and amortization	7,118	50,541	6,996	4,516	2,199	1,047	8,081	80,498	(10)	80,488
Capital expenditures	70,513	129,079	6,325	7,753	3,482	390	54,407	271,949	—	271,949

	Thousands of U.S. dollars (Note 2)									
	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	$4,815,410	$6,580,459	$4,070,804	$ 800,401	$373,911	$ 76,698	$1,615,902	$18,333,585	$ —	$18,333,585
(2) Inter-segment revenues	46,883	54,862	18,143	274,566	—	21,860	714,910	1,131,224	(1,131,224)	—
Total revenues	4,862,293	6,635,321	4,088,947	1,074,967	373,911	98,558	2,330,812	19,464,809	(1,131,224)	18,333,585
Operating costs and expenses	4,945,986	5,749,168	3,952,390	1,008,010	330,861	73,217	2,521,002	18,580,634	(1,136,009)	17,444,625
Operating income	$ (83,693)	$ 886,153	$ 136,557	$ 66,957	$ 43,050	$ 25,341	$ (190,190)	$ 884,175	$ 4,785	$ 888,960
II Assets, Depreciation and Amortization, and Capital Expenditures										
Assets	$2,555,682	$9,393,998	$2,064,695	$1,247,725	$351,584	$557,708	$5,054,862	$21,226,254	$(3,136,955)	$18,089,299
Depreciation and amortization	60,297	428,132	59,259	38,255	18,630	8,868	68,455	681,896	(85)	681,811
Capital expenditures	597,315	1,093,427	53,577	65,680	29,494	3,306	460,877	2,303,676	—	2,303,676

(1) Changes in Business Categories

The Group separates business categories to ensure that the management organization has qualities in line with the services each segment provides. From the consolidated fiscal year ended March 31, 2007, tugboat operations have been shifted from the "Other" operating segment to the "Terminal and Harbor Transport" segment to more clearly reflect their administrative handling. This change in business categories had no material impact on segment information.

(2) During the consolidated fiscal year ended March 31, 2007, within the "Other" business segment, airfreight services accounted for revenues of ¥97,013 million ($821,793 thousand) of which, ¥88,216 million ($747,273 thousand) was revenues from external customers and ¥8,797 million ($74,520 thousand) was inter-segment revenues, operating costs and expenses of ¥118,611 million ($1,004,754 thousand) and operating losses of ¥21,598 million ($182,961 thousand).

(3) Change in the Scope of Companywide Assets

In the past, such items as investment securities were treated as Companywide assets. From the consolidated fiscal year ended March 31, 2007, these assets were allocated to individual segments. This change clarifies the assets that individual segments are responsible for managing and reflects the change in the standards of allocation used in administrative handling. As of March 31, 2007, ¥378,781 million ($3,208,648 thousand) that would have been recorded as Companywide assets under the previous method was allocated individually. The following amounts would have been allocated to individual segment under such method.

Year ended March 31, 2007:

	Millions of yen									
	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Assets	¥278,776	¥939,111	¥234,457	¥142,446	¥40,575	¥47,917	¥457,675	¥2,140,957	¥(5,515)	¥2,135,442

	Thousands of U.S. dollars (Note 2)									
	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Assets	$2,361,512	$7,955,196	$1,986,080	$1,206,659	$343,707	$405,910	$3,876,955	$18,136,019	$(46,720)	$18,089,299

Year ended March 31, 2006:

	Millions of yen									
	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	¥534,637	¥672,780	¥424,645	¥ 83,109	¥40,750	¥ 9,451	¥163,930	¥1,929,302	¥ —	¥1,929,302
(2) Inter-segment revenues	4,542	4,957	1,786	28,366	—	3,072	70,340	113,063	(113,063)	—
Total revenues	539,179	677,737	426,431	111,475	40,750	12,523	234,270	2,042,365	(113,063)	1,929,302
Operating costs and expenses	523,154	571,400	413,680	104,175	40,229	9,673	239,629	1,901,940	(113,119)	1,788,821
Operating income	¥ 16,025	¥106,337	¥ 12,751	¥ 7,300	¥ 521	¥ 2,850	¥ (5,359)	¥ 140,425	¥ 56	¥ 140,481
II Assets, Depreciation and Amortization, and Capital Expenditures										
Assets	¥247,860	¥803,511	¥203,094	¥84,455	¥34,684	¥49,252	¥374,469	¥1,797,325	¥ 80,115	¥1,877,440
Depreciation and amortization	6,067	48,739	6,336	2,967	2,854	1,086	5,778	73,827	(13)	73,814
Capital expenditures	60,791	95,306	7,822	2,688	6,022	725	20,214	193,568	—	193,568

Effective from the fiscal year ended March 31, 2006, the former "Shipping" segment has been divided into the "Liner trade" and "Other shipping" segments, and the former "Shipping-related services" segment has been included in "Other." These changes in business segments were judged to be more appropriate in light of the operational content of the business in the NYK Group of companies and figures for 2005 have been restated.

Year ended March 31, 2005:

(Restated)

	Millions of yen									
	Liner trade	Other shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
I Revenues and Operating Income										
Revenues:										
(1) Revenues from customers	¥453,646	¥567,112	¥356,308	¥82,043	¥33,402	¥10,041	¥103,546	¥1,606,098	¥ —	¥1,606,098
(2) Inter-segment revenues	3,398	4,678	890	26,967	30	2,915	43,124	82,002	(82,002)	—
Total revenues	457,044	571,790	357,198	109,010	33,432	12,956	146,670	1,688,100	(82,002)	1,606,098
Operating costs and expenses	410,983	467,975	348,831	104,863	37,060	10,114	146,909	1,526,735	(82,012)	1,444,723
Operating income	¥ 46,061	¥103,815	¥ 8,367	¥ 4,147	¥ (3,628)	¥ 2,842	¥ (239)	¥ 161,365	¥ 10	¥ 161,375
II Assets, Depreciation and Amortization, Impairment Loss on Fixed Assets, and Capital Expenditures										
Assets	¥182,691	¥694,131	¥176,218	¥84,425	¥36,518	¥51,488	¥224,473	¥1,449,944	¥ 26,283	¥1,476,227
Depreciation and amortization	6,271	46,101	4,938	3,104	2,859	1,092	2,449	66,814	—	66,814
Impairment loss on fixed assets	—	38	5,140	427	7,947	6,612	443	20,607	—	20,607
Capital expenditures	36,118	132,343	14,766	3,948	1,256	987	4,151	193,569	—	193,569

18. Geographical Segment Information:

Major countries and regions in each segment are as follows:

North America:	United States and Canada
Europe:	United Kingdom, Germany, the Netherlands, Italy, France and Belgium
Asia	Singapore, Thailand, Hong Kong and China
Others:	Australia

The tables below contain segment information for the fiscal years ended March 31, 2007, 2006 and 2005.

Year ended March 31, 2007:	Millions of yen							
	Japan	North America	Europe	Asia	Other	Total	Elimination or Corporate	Consolidated
I Revenues and Operating Income								
Revenues:								
(1) Revenues from customers	¥1,659,924	¥204,218	¥176,414	¥116,492	¥ 7,232	¥2,164,280	¥ —	¥2,164,280
(2) Inter-segment revenues	17,051	41,290	13,307	13,927	3,666	89,241	(89,241)	—
Subtotal	1,676,975	245,508	189,721	130,419	10,898	2,253,521	(89,241)	2,164,280
Operating costs and expenses	1,602,087	231,381	183,189	121,428	10,709	2,148,794	(89,456)	2,059,338
Operating income	¥ 74,888	¥ 14,127	¥ 6,532	¥ 8,991	¥ 189	¥ 104,727	¥ 215	¥ 104,942
II Assets	¥1,846,348	¥100,848	¥236,280	¥162,960	¥ 9,782	¥2,356,218	¥(220,776)	¥2,135,442

Year ended March 31, 2007:	Thousands of U.S. dollars (Note 2)							
	Japan	North America	Europe	Asia	Other	Total	Elimination or Corporate	Consolidated
I Revenues and Operating Income								
Revenues:								
(1) Revenues from customers	$14,061,191	$1,729,931	$1,494,403	$ 986,801	$61,259	$18,333,585	$ —	$18,333,585
(2) Inter-segment revenues	144,441	349,764	112,719	117,976	31,059	755,959	(755,959)	—
Subtotal	14,205,632	2,079,695	1,607,122	1,104,777	92,318	19,089,544	(755,959)	18,333,585
Operating costs and expenses	13,571,255	1,960,026	1,551,792	1,028,611	90,722	18,202,406	(757,781)	17,444,625
Operating income	$ 634,377	$ 119,669	$ 55,330	$ 76,166	$ 1,596	$ 887,138	$ 1,822	$ 888,960
II Assets	$15,640,392	$ 854,277	$2,001,527	$1,380,434	$82,861	$19,959,491	$(1,870,192)	$18,089,299

In the past, such items as investment securities were treated as Companywide assets. From the consolidated fiscal year ended March 31, 2007, these assets are allocated to individual segments. This change clarifies the assets that individual segments are responsible for managing and reflects the change in the standards of allocation used in administrative handling. As of March 31, 2007, ¥378,781 million ($3,208,648 thousand) that would have been recorded as Companywide assets under the previous method was allocated individually. The following amounts would have been allocated to individual segment under such method.

Year ended March 31, 2007:

	Millions of yen							
	Japan	North America	Europe	Asia	Other	Total	Elimination or Corporate	Consolidated
Assets	¥1,481,546	¥100,848	¥236,280	¥162,960	¥9,782	¥1,991,416	¥144,026	¥2,135,442

	Thousands of U.S. dollars (Note 2)							
	Japan	North America	Europe	Asia	Other	Total	Elimination or Corporate	Consolidated
Assets	$12,550,158	$854,277	$2,001,527	$1,380,434	$82,861	$16,869,257	$1,220,042	$18,089,299

Year ended March 31, 2006:	Japan	North America	Europe	Asia	Other	Total	Elimination or Corporate	Consolidated
	Millions of yen							
I Revenues and Operating Income								
Revenues:								
(1) Revenues from customers	¥1,480,214	¥198,603	¥152,308	¥90,410	¥7,767	¥1,929,302	¥ —	¥1,929,302
(2) Inter-segment revenues	15,105	33,897	10,538	12,429	1,957	73,926	(73,926)	—
Subtotal	1,495,319	232,500	162,846	102,839	9,724	2,003,228	(73,926)	1,929,302
Operating costs and expenses	1,379,144	223,764	156,309	94,216	9,550	1,862,983	(74,162)	1,788,821
Operating income	¥ 116,175	¥ 8,736	¥ 6,537	¥ 8,623	¥ 174	¥ 140,245	¥ 236	¥ 140,481
II Assets	¥1,331,325	¥ 90,794	¥128,071	¥87,123	¥6,922	¥1,644,235	¥233,205	¥1,877,440

Year ended March 31, 2005:	Japan	North America	Europe	Asia	Other	Total	Elimination or Corporate	Consolidated
	Millions of yen							
I Revenues and Operating Income								
Revenues:								
(1) Revenues from customers	¥1,250,656	¥166,079	¥114,896	¥67,087	¥7,380	¥1,606,098	¥ —	¥1,606,098
(2) Inter-segment revenues	12,107	24,572	9,223	11,418	1,319	58,639	(58,639)	—
Subtotal	1,262,763	190,651	124,119	78,505	8,699	1,664,737	(58,639)	1,606,098
Operating costs and expenses	1,109,750	194,061	118,425	72,577	8,818	1,503,631	(58,908)	1,444,723
Operating income	¥ 153,013	¥ (3,410)	¥ 5,694	¥ 5,928	¥ (119)	¥ 161,106	¥ 269	¥ 161,375
II Assets	¥1,095,477	¥ 78,699	¥181,712	¥68,341	¥7,186	¥1,431,415	¥44,812	¥1,476,227

19. International Business Information:

Geographical areas belonging to each segment are as follows:

North America:	United States and Canada
Europe:	United Kingdom, Germany, France, Italy and other European countries
Asia:	Southeast Asia, East Asia, Southwest Asia, and the Middle and Near East
Others:	Oceania, Central and South America, Africa and other countries

The tables below contain international business information for the years ended March 31, 2007, 2006 and 2005.

Year ended March 31, 2007:

	North America	Europe	Asia	Others	Total
	Millions of yen				
I International revenues	¥618,980	¥402,881	¥438,545	¥375,492	¥1,835,898
II Consolidated revenues	—	—	—	—	2,164,280
III Ratio of international revenues to consolidated revenues	28.6	18.6	20.3	17.3	84.8

	North America	Europe	Asia	Others	Total
	Thousands of U.S. dollars				
I International revenues	$5,243,375	$3,412,802	$3,714,907	$3,180,783	$15,551,867
II Consolidated revenues	—	—	—	—	18,333,585
III Ratio of international revenues to consolidated revenues	28.6	18.6	20.3	17.3	84.8

Year ended March 31, 2006:

	North America	Europe	Asia	Others	Total
	Millions of yen				
I International revenues	¥579,002	¥331,698	¥390,104	¥322,028	¥1,622,832
II Consolidated revenues	—	—	—	—	1,929,302
III Ratio of international revenues to consolidated revenues	30.0	17.2	20.2	16.7	84.1

Year ended March 31, 2005:

	Millions of yen				
	North America	Europe	Asia	Others	Total
I International revenues	¥475,235	¥266,889	¥308,758	¥274,792	¥1,325,674
II Consolidated revenues	—	—	—	—	1,606,098
III Ratio of international revenues to consolidated revenues	29.6	16.6	19.2	17.1	82.5

20. Related Party Transactions:

The Company were contingently liable as guarantors of indebtedness of related party at March 31, 2007 and 2006 as follows:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2007	2006	2007
Guarantee amount	¥39,890	—	$337,908

21. Subsequent Events:

(1) Appropriations of Retained Earnings

The following appropriation of retained earnings at March 31, 2007 was approved at the Company's shareholders' meeting held on June 27, 2007:

	Millions of yen	Thousands of U.S. dollars (Note 2)
Year-end cash dividends, ¥9.00 ($0.08) per share	¥(11,056)	$(93,657)

(2) Unsecured Corporate Bond Issuance

At a Board of Directors' meeting held on May 31, 2007, resolutions were passed to issue the Company's 26th Unsecured Corporate Bonds and 27th Unsecured Corporate Bonds, both with a pay-in date of June 20, 2007. Each bond issue has an aggregate face value of ¥30,000 million (US$254,130 thousand), for which payment was received. These issues are outlined below.

	Millions of yen					
	Aggregate face value	Aggregate issue value	Issue price	Interest rate	Redemption date	Use of funds
26th Unsecured Corporate Bonds (5 years)	¥30,000	¥30,000	¥100 for each ¥100 in face value	1.67% per year	June 20, 2012 (Bullet redemption at maturity)	To be appropriated for facilities
27th Unsecured Corporate Bonds (10 years)	¥30,000	¥30,000	¥100 for each ¥100 in face value	2.05% per year	June 20, 2017 (Bullet redemption at maturity)	To be appropriated for facilities

	Thousands of U.S. dollars (Note 2)					
	Aggregate face value	Aggregate issue value	Issue price	Interest rate	Redemption date	Use of funds
26th Unsecured Corporate Bonds (5 years)	$254,130	$254,130	US$0.85 for each US$0.85 in face value	1.67% per year	June 20, 2012 (Bullet redemption at maturity)	To be appropriated for facilities
27th Unsecured Corporate Bonds (10 years)	$254,130	$254,130	US$0.85 for each US$0.85 in face value	2.05% per year	June 20, 2017 (Bullet redemption at maturity)	To be appropriated for facilities

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Nippon Yusen Kabushiki Kaisha:

We have audited the accompanying consolidated balance sheet of Nippon Yusen Kabushiki Kaisha (the "Company") and consolidated subsidiaries (together, the "Group") as of March 31, 2007, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of Nippon Yusen Kabushiki Kaisha and subsidiaries as of March 31, 2006, and the related consolidated statements of income, changes in equity, and cash flows for the two years then ended were audited by other auditors whose report, dated June 28, 2006, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Yusen Kabushiki Kaisha and consolidated subsidiaries as of March 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2007

Worldwide Service Network

Antwerp
Dunkirk
Zeebrugge
Tewkesbury
Bristol
Tamworth
Rotherham
Boulogne
Romford
Brackmills
Northampton
Immingham
Nottingham
Redcar
Castleford
Hartlepool
Manchester
Scapa Flow
Liverpool
Dumfries
Glasgow
Hunterston
Belfast
Dublin

Rotterdam
Terneuzen
Flushing
Ymuiden
Amsterdam
Gdansk
Kaarsto
Duisburg
Bremen

Emden
Bremerhaven
Tonsberg
Hamburg
Arhus
Oslo
Drammen
Kalundborg
Copenhagen
Gothenburg
Helsingborg
Malmo
Karlshamn
Hanko
Helsinki
Kotka
St.Petersburg
Gdynia
Wroclaw
Torun

Port Talbot
Avonmouth
Birmingham
Southampton
Montoir
Swindon
Milton Keynes
Bilbao
Vigo
Gijon
Leixoes
Santander
London
Le Havre
Lisbon
Sines
Gibraltar
Casablanca
Cartagena
Tarragona
Arzew
Brus
Barcelona
Paris
Algiers
Lyon
Grenoble
Fos
Lavera
Genova/Savona

Venice
Piombino
Fiumicino
Taranto
Salerno
Gioia Tauro
La Spezia
Tunis
Augusta
El Sider
Porto Marghera
Trieste
Koper
Varna
Izmir
Piraeus
Eregli
Mersin
Derince
Damietta

Charleroi
Metz
Odessa Ilyichevsk
Constantza
Istanbul
Thessaloniki
Novorossiysk
Tuapse
Derince
Mersin
Dortyol
Iskenderun
Beirut
Lattakia
Banias
Tartous
Limassol
Aqaba Eilat
Yanbu
Rabigh
Safaga

Benghazi
El Dakheila
Sidi Kerir
Alexandria
Port Said
Suez
Adabiya
Ain Sukhna
Tripoli
Zawia
Bouri
Valletta
Sarroch
Cagliari

Port Sudan
Bashayer
Ras Isa
Massawa
Djibouti

Dieno
Takoradi
Brass
Okono
Bonny
Yoho
Malongo
Kizomba

Mina Al Ahmadi
Jubail
Ras al Khafji
Al Shaheen
Ras Laffan
Mombasa
Dar es Salaam
Mahe

Maputo
Richards Bay
Durban
East London
Port Elizabeth
Saldanha Bay
Cape Town

Wenzhou
Kuwait
Basrah
Soroosh
Bandar Khomeini
Kharg Island
Ju'aymah
Ras Tanura
Assaluyeh
Bahrain
Zirku Island
Das Island
Jebel Dhanna
Bandar Abbas
Khor Fakkan
Port Sultan Qaboos
Port Bin Qasim
Muscat
Karachi
Qalhat
Kandla
Mina Al Fahal
Fujairah
Ras Al Khaimah
Jebel Ali
Salalah
Abu Dhabi
Qatar
Ruwais
Halul Island
Messai'eed
Doha
Sitra
Dammam

Taizhou
Zhangjiagang
Jinzhou
Qinhuangdao
Tianjin
Rizhao

Guangzhou
Raoping
(Huanggang)
Shantou
Zhoushan
Shekou
Shuidong
Cailan
Haldia
Dahej
Chittagong
Paradip
Mumbai
Nhava Sheva
Visakhapatnam
Mormugao
Chennai
Bang
Tuticorin
Colombo
Laem Chabang
Tha Thong
Ho Chi Minh City
Map Ta Phut
Tg. Mani
Qui Nhon
Ko Sichang
Sriracha
Da Nang
Vung Ang
Hong Kong
Chiwan
Huangpu

Arun
Penang
Kerteh
Kuala Lumpur
Shah Alam
Port Klang
Singapore
Johor Bahru
Tanjung Uban
Dumai
Sungai Pakning
Pasir Gudang
Off Karimun
Bintan Island

Kuching
Mudfa
Miri
Tarahan
Cigading
Jakarta
Semarang
Surabaya
Probolinggo
Banjarmasin
North Pulau Laut
Pulau Laut
Sebuk
Senipa

Pyeongtaek
Onsan
Pohang
Seoul
Kwangyang
Kunsan
Masan
Hadong
Chinhae (Jinhae)
Ulsan
Donghae
Inchon
Daesan
Yosu
Busan
Samchonpo

Noshiro
Akita
Sakata
Yamagata
Naoetsu
Niigata
Toyama
Uchiura
Nanao
Kanazawa
Tsuruga
Maizuru
Sakaiminato
Hamada
Nagasaki
Vityaz
Vostochnyy

Shalang
Keelung
Taipei
Taoyuan
Taichung
Hualien
Makung
Mai-liao
Kaohsiung
Laguna
Manila
Batangas
Tabangao
Bataan
Subic

Villanueva
Cebu
Taganito
Rio Tuba
Davao
Sandakan
Kota Kinabalu
Tawau
Tg. Salirong
Tarakan
Bintulu
Malili
Tanjung Bara
Bontang
Samarinda
Balikpapan
Bayuurdan
Bui, Gee, Morn
Madang
Lae
Port Moresby
Weipa
Gove
Cape Flatt
Groote Eylandt
Port Darwin

Wandoo
Port Hedland
Port Walcott
Withnell Bay
Dampier
Cape Cuvier
Townsville
Abbot Point
Hay point
Gladstone

Kwinana
Perth
Fremantle
Bunbury
Albany
Esperance

Port Bonython
Thevenard
Port Lincoln
Port Giles
Adelaide
Portland
Geelong
Melbourne
Hastings
Port Latta
Bell Bay
Launceston
Spring

- *Main NYK Group Offices*
- *Main Calling Ports*

Sapporo
Tomakomai
Tokachi
Muroran
Kushiro
Aomori
Hachinohe
Matsushima
Kamaishi
Onahama
Soma
Sendai
Haramachi
Ishinomaki
Nagano
Utsunomiya
Hitachinaka
Chiba
Ibaraki
Kimitsu
Tokyo
Kashima
Narita
Sodegaura
Yokohama
Atsugi
Ogishima
Kawasaki
Negishi
Higashi Ogishima
Shimizu
Hamamatsu
Omaezaki
Tagonoura
Nagoya
Yokkaichi
Kinura
Kawagoe
Hekinan
Gamagori
Owase
Chita
Kobe
Himeji
Kakogawa
Senboku
Osaka
Sakai
Shikama
Shimotsu
Naoshima
Kawanoe
Fukuyama
Sakaide
Susaki
Wakayama
Komatsushima
Takehara
Mizushima
Namikata
Niihama
Kanokawa
Hikari
Nakanoseki
Tokuyama
Hiroshima
Matsuyama
Kudamatsu
Tonda
Ube
Iwakuni
Kure
Tsukumi
Saganoseki
Hososhima
Saiki
Kokura
Nichinan
Oita
Hakata
Fukuoka
Imari
Tobata
Hibikinada
Moji
Karatsu
Matsuura
Hikoshima
Tachibana
Misumi
Reihoku
Shibushi
Kagoshima
Yatsushiro
Kiire
Tarawa
Honolulu
Honiara
Lautoka
Suva
Apia
Pago Pago
Papeete
Santo
Port Vila
Noumea
Newcastle
Sydney
Botany Bay
Port Kembla
Eden
Whangarei
Marsden Point
Auckland
Port Taharoa
Tauranga
Port Taranaki/New Plymouth
Napier
Gisborne
Nelson
Picton
Wellington
Christchurch
Lyttelton
Timaru
Bluff
Port Chalmers
MacKenzie
Anchorage
Kenai
Valdez
Yakutat
Afognak
Hoonah
Kake
Klawock
Metlakatla
Ketchikan
Hydaburg
Prince Rupert
Vancouver (BC)
Roberts Bank
Ferndale
New Westminster
Seattle
Tacoma
Vancouver (WA)
Longview
Aberdeen
Portland
Boise
Coos Bay
Benicia
San Francisco
Redwood City
Las Vegas
Port Hueneme
Los Angeles
Long Beach
San Diego
Phoenix
Cedros Island
Mazatlan
Manzanillo
Mexico City
Lazaro Cardenas
Pittsburg
Oakland
Newark
Toronto
Cleveland
Detroit
Milwaukee
Chicago
Minneapolis
Indianapolis
Cincinnati
Denver
Kansas City
Charlotte
Memphis
Atlanta
Macon
Charleston
Savannah
Jacksonville
Tampa
Miami
Galveston
Loop
Garyville
Southwest Pass
Mobile
New Orleans
Plaquemine
Altamira
Veracruz
Port Cartier
Montreal
Seven Islands
Portland
Boston
Davisville
Halifax
Port Murray
New York
New Jersey
Philadelphia
Johnstown
Baltimore
Newport News
Norfolk
Hamilton
Freeport/Nassau
Port Au Prince
St. Domingo
San Juan
Kingston
St. Tomas de Castilla
Puerto Cortes
Puerto Drummond
Puerto Limon
Cartagena
La Guaira
Port of Spain
Guanta/Puerto Sucre
Puerto Cabello
Palua
Puerto Ordaz
Caucedo
St. John's
Basseterre
Point A Pitre
Roseau
Fort de France
Port Castries
Bridgetown
Kingstown
St. George's
Aruba
Curacao
Bonaire
Macapa
Manaus
Belém
Ponta Da Madeira
Fortaleza
Recife
Salvador
Puerto Quetzal
Acajutla
San Lorenzo
Corinto
Puerto Caldera
Manzanillo
Panama
Balboa
Buenaventura
Esmeraldas
Guayaquil
San Nicolas
Callao
Matarani
Iquique
Tocopilla
Antofagasta
Huasco
Guayacan
Las Ventanas
Valparaiso
San Antonio
Talcahuano
San Vicente
Coronel
Corral
Calbuco
Santiago
Asuncion
Tubarao
Vitória
Itaguai
Santos
São Paulo
Paranagua
Tsubarao
Ponta Do Ubu
Bahia Blanca/Sao Francisco do Sul
Itajai
Rio Grande
Zarate
Montevideo
Buenos Aires
Punta Arenas

Major Consolidated Subsidiaries and Affiliates

(As of March 31, 2007)

Domestic

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
LINER				
NYK Line (Japan) Ltd.	100	¥3,646	¥477	¥100
NYK-Hinode Line, Ltd.	100	37,863	29,016	2,100
Tokyo Senpaku Kaisha, Ltd.	100	78,453	14,048	1,899
OTHER SHIPPING				
Asahi Shipping Co., Ltd.	69.66	¥7,115	¥8,138	¥495
Badak LNG Transport, Inc.*1	25	6,013	998	80
Camellia Line Co., Ltd.	51	6,396	1,495	400
Geneq Corporation*3	55	15,252	15,993	242
Hachiuma Steamship Co., Ltd.	68.76	14,254	6,796	500
Kinkai Yusen Logistics Co., Ltd.	100	19,180	12,901	450
Kyoei Tanker Co., Ltd.*1	30.01	12,916	16,821	2,850
Mitsubishi Ore Transport Co., Ltd.*1	40.93	8,887	5,756	1,500
NYK Global Bulk Corporation	100	90,461	78,720	4,150
NYK LNG Shipmanagement Ltd.	100	285	296	99
Ogasawara Kaiun Co., Ltd.*1	50	1,701	3,033	10
Pacific Maritime Corporation	100	5,256	4,156	50
Shinwa Kaiun Kaisha, Ltd.*1	27	86,814	52,439	8,100
Taiheiyo Kaiun Co., Ltd.*1	22.81	10,568	32,463	2,750
Taiheiyo Kisen Kaisha, Ltd.*1	32.17	6,739	5,824	2,100
Transocean LNG Yuso Ltd.*1	20	3,153	1,433	95
LOGISTICS				
Asahi Unyu Kaisha, Ltd.*3	95	¥12,759	¥9,079	¥100
JIT Corporation	100	14,254	3,373	490
NYK Logistics (Japan) Co., Ltd.	100	2,600	739	100
UNI-X Corporation*3	78.17	24,044	14,942	934
Yokohama Kyoritsu Soko Co., Ltd.	84.88	2,252	2,109	446
Yusen Air And Sea Service Co., Ltd.	59.88	74,314	49,545	4,301
Yusen Air & Sea Service (Chugoku) Co., Ltd.	100	623	570	30
Yusen Air & Sea Service (Hokuriku) Co., Ltd.	100	214	190	20
Yusen Air & Sea Service (Kitakanto) Co., Ltd.	80	470	314	50
Yusen Air & Sea Service (Kyushu) Co., Ltd.	100	491	458	30
Yusen Air & Sea Service (Shinshu) Co., Ltd.	90	822	592	50
Yusen Air & Sea Service (Tohoku) Co., Ltd.	100	394	247	30
Yusen Air & Sea Service (Tsukuba) Co., Ltd.	100	1,121	796	50
Yusen Air & Sea Service Keihin Trans Co., Ltd.	90	552	323	36
Yusen Air Loginet Co., Ltd.	100	1,369	313	20
Yusen Air Logistics (Hamamatsu) Co., Ltd.	100	379	149	20
Yusen Air Logistics (Nagoya) Co., Ltd.	100	1,310	153	20
Yusen Kairiku Unyu Kaisha Ltd.*3	67.98	3,026	1,492	50
Yusen Koun Co., Ltd.*3	76	11,365	3,125	100

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
CRUISE				
NYK Cruises Co., Ltd.	100	¥14,354	¥15,862	¥2,000
TERMINAL RELATED SERVICES				
Asahi Unyu Kaisha, Ltd.*3	95	¥12,759	¥9,079	¥100
Geneq Corporation*3	55	15,252	15,993	242
Hirokura	97.78	1,448	1,173	90
Honma Corporation	91	3,963	3,244	50
Hoyo Kaiun Sangyo K.K.	100	1,131	1,526	100
Kaiyo Kogyo Co., Ltd.	100	3,878	2,919	90
Kaiyo Sangyo Co., Ltd.	100	306	469	20
Kanto Eisen Kaisha	64	214	723	10
Nagoya Kisen Kaisha, Ltd.	99.65	882	1,198	90
Naikai Tug Boat Service Co., Ltd.	87.09	5,476	7,859	98
Nippon Container Terminals Co., Ltd.	51	11,617	6,646	250
Nippon Container Yuso Co., Ltd.	51	8,200	2,289	250
Nippon Kaiyosha, Ltd.	51.02	3,725	10,650	490
Nishinihon Kaiun Kaisha, Ltd.*1	50	3,286	3,026	50
Oita Rinkai Kogyo Co., Ltd.	60	2,301	1,268	30
Sanyo Kaiji Kaisha, Ltd.*1	48.61	5,497	9,040	90
Tomakomai Kaiun Co., Ltd.	100	1,078	768	40
UNI-X Corporation*3	78.17	24,044	14,942	934
Yusen Kairiku Unyu Kaisha Ltd.*3	67.98	3,026	1,492	50
Yusen Koun Co., Ltd.*3	76	11,365	3,125	100
REAL ESTATE				
Meiyu Real Estate Co., Ltd.*1	50	¥334	¥1,790	¥225
Yokohama Boeki Tatemono Co., Ltd.	71.39	597	1,055	215
Yusen Real Estate Corporation	100	4,827	12,549	450
OTHERS				
Chiba Kaiun Sangyo Co., Ltd.	100	¥335	¥512	¥30
Crystal Sports Club	100	761	951	35
Crystal Yacht Club Inc.	100	455	245	300
Daitoh Marine Engineering Co., Ltd.	100	2,258	1,236	40
Hikawa Marine Corp.	100	4,278	1,422	60
Japan Marine Science Inc.	100	1,429	1,049	420
Keihin Dock Co., Ltd.	100	2,538	1,129	30
Marunouchi Pole Star Ltd.	47.13	616	325	50
Monohakobi Technology Institute Co., Ltd.	100	1,947	1,260	99
Nippon Cargo Airlines	83.98	97,013	91,218	30,574
Nippon Nozzle Seiki Co., Ltd.	50.78	1,492	1,283	42
Nippon Yuka Kogyo Co., Ltd.	100	1,191	1,188	20
NYK Accounting Co., Ltd.	100	1,697	2,018	99
NYK Engineering Co., Ltd.	100	903	1,449	10
NYK System Research Institute	100	26,639	3,771	99
NYK Trading Corporation	78.18	125,925	22,509	1,246
Ryowa Diamond Air Service Co., Ltd.	99.17	543	617	50
Sanyo Navtec Co., Ltd.	60	1,191	373	50

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Sanyo Trading Co., Ltd.	44.86	7,307	4,987	100
Taiyo Graphic Co., Ltd.	100	765	955	100
Toyo Reefer Co., Ltd.	100	456	528	10
United Maritime Co., Ltd.	100	880	831	40
Yokohama Denko (Electric) Co., Ltd.	100	1,840	1,242	30
Yusen Cordial Service Co., Ltd.	100	2,645	1,289	35
Yusen Jyoho Kaihatsu Co., Ltd.	100	2,560	846	80
Yusen Navtec Co., Ltd.	100	1,117	665	80
Yusen Travel Co., Ltd.	100	4,759	5,623	270

Notes:

*1 Equity-method applicable company

*3 Companies whose operations span multiple divisions

Overseas

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
LINER				
NYK de Mexico, S.A. de C.V.	100	MXN26	MXN57	MXN12
NYK Fil-Japan Shipping Corp.	51	PHP292	PHP311	PHP52
NYK Group South Asia Pte Ltd.	100	SP$31	SP$86	SP$13
NYK Information Service (Guangzhou) Ltd.	100	CHY9	CHY5	CHY4
NYK Line (Australia) Pty Ltd.	100	A$12	A$17	A$2
NYK Line (Benelux) B.V.	100	EU10	EU42	EU0.5
NYK Line (Canada) Inc.	100	C$5	C$2	C$0.3
NYK Line (China) Co., Ltd.	100	US$16	US$35	US$2
NYK Line (Deutschland) GmbH	100	EU13	EU26	EU1
NYK Line (Europe) Ltd.	100	£29	£26	£2
NYK Line (Hong Kong) Ltd.	100	HK$116	HK$720	HK$55
NYK Line (New Zealand) Ltd.	100	NZ$4	NZ$10	NZ$1
NYK Line (North America) Inc.	100	US$104	US$69	US$5
NYK Line (Thailand) Co., Ltd.*4	100	฿328	฿662	฿10
NYK Line do Brasil Ltda.	100	BRL18	BRL17	BRL7
NYK Songkhla Co., Ltd.	60	฿15	฿35	฿5
NYK Sudamerica (Chile) Ltda.	100	CLP2,768	CLP9,788	CLP197
Pacific Rim Container Depot (S) Pte Ltd.	100	SP$4	SP$3	SP$1
Sun Tay Kee Ltd.	100	HK$4	HK$3	HK$2
TSK Line (S) Pte Ltd.	100	SP$7	SP$3	SP$0.4
Wangfoong Terminal Services Ltd.	100	HK$8	HK$27	HK$1
OTHER SHIPPING				
Accessory Plant Zeebrugge N.V.	100	EU5	EU6	EU0.06
Antwerp Car Processing Center N.V.	100	EU6	EU4	EU1
Asia LNG Transport Dua Sdn. Bhd.*1	49	US$17	US$57	US$4
Asia LNG Transport Sdn. Bhd.*1	49	US$29	US$51	US$8
Combined Terminal Operators N.V.	90	EU41	EU39	EU7
Eminence Bulk Carriers Pte Ltd.*1	50	US$11	US$33	US$1
International Car Operators (Benelux) N.V.*5	100	EU2	EU93	EU0.1

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
International Car Operators Ltd.	100	£6	£2	£0.01
NYK Bulkship (Asia) Pte. Ltd.	100	US$115	US$128	US$8
NYK Bulkship (China) Ltd.	100	HK$29	HK$15	HK$3
NYK Bulkship (Europe) Ltd.	100	US$175	US$32	US$5
NYK Bulkship (Korea) Co., Ltd.	100	KRW10,359	KRW23,744	KRW7,200
NYK Bulkship (USA) Inc.	100	US$84	US$18	US$1
NYK Line (Europe) RORO Ltd.	100	£5	£12	£0.3
NYK LNG Finance Co., Ltd.	100	US$11	US$233	US$0.01
NYK Reefers Ltd.	100	¥11,272	¥15,602	¥4,000
NYK RORO (Thailand) Co., Ltd.	100	฿85	฿122	฿27
NYK Shipmanagement Pte. Ltd.	100	US$20	US$28	US$0.5
Saga Shipholding (IOM) Ltd.	100	US$0	US$4	US$0.3
Saga Shipholding (Norway) AS.	100	US$81	US$242	US$6
Straits Auto Logistics Sdn. Bhd.*1	40	RM53	RM55	RM2
United European Car Carriers B.V.*1	50	EU326	EU284	EU62
Zeebrugge Shipping and Bunkering Company N.V.	90	EU6	EU12	EU0.3
LOGISTICS				
Logistics Alliance (Thailand) Co., Ltd.*1	20	฿766	฿663	฿150
Lorang France S.A.S.	100	EU20	EU12	EU0.2
Mondia Arras S.A.S.	100	EU2	EU1	EU0.04
Mondia Artois S.A.S.	100	EU1	EU0	EU0.04
Mondia Charleroi S.A.	100	EU11	EU5	EU1
Mondia Grenoble S.A.S.	100	EU1	EU0	EU0.04
Mondia Logistics S.A.	100	EU5	EU2	EU0.2
Nanhai Business Solutions Pte Ltd.*6	100	SP$2	SP$5	SP$0.1
New Wave Logistics (USA) Inc.	100	US$157	US$83	US$7
NYK Auto Carrier (Thailand) Co., Ltd.*7	100	฿137	฿86	฿50
NYK Logistics & BLL of South Africa Pty. Ltd.	51	ZAR8	ZAR3	ZAR0.4
NYK Logistics & Kusuhara Lanka (Private) Ltd.	55	LKR695	LKR143	LKR7
NYK Logistics (Americas) Inc.	100	US$777	US$200	US$43
NYK Logistics (Americas) Inc. (INSD)	100	US$10	US$4	US$1
NYK Logistics (Asia) Pte., Ltd.	100	SP$5	SP$2	SP$1
NYK Logistics (Australia) Pty. Ltd.	100	A$63	A$14	A$7
NYK Logistics (Belgium) N.V.	100	EU56	EU34	EU19
NYK Logistics (China) Co., Ltd.	100	CNY460	CNY214	CNY132
NYK Logistics (CIS) Ltd.	100	£3	£1	£0.00009
NYK Logistics (Czech Republic) S.R.O.	100	CK840	CK723	CK387
NYK Logistics (Deutschland) GmbH	100	EU64	EU35	EU3
NYK Logistics (Edam) B.V.	100	EU6	EU2	EU0.02
NYK Logistics (Europe) Ltd.	100	£38	£12	£7
NYK Logistics (France) S.A.S.	100	EU15	EU39	EU13
NYK Logistics (Fuzhou Bonded Zone) Ltd.	100	CHY13	CHY23	CHY14
NYK Logistics (Hong Kong) Ltd.	100	HK$732	HK$352	HK$116
NYK Logistics (Hungary) Kft.	100	HUF1,746	HUF453	HUF200
NYK Logistics (India) Ltd.	100	INR36	INR63	INR4
NYK Logistics (Italy) S.P.A.	98	EU29	EU24	EU3
NYK Logistics (Nederland) B.V.	100	EU24	EU7	EU0.05

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
NYK Logistics (Philippines) Inc.	59	PHP245	PHP270	PHP100
NYK Logistics (Polska) Sp.Zo.O.	100	PZ47	PZ19	PZ2
NYK Logistics (Scandinavia) A.B.	100	SEK69	SEK28	SEK7
NYK Logistics (Shenzhen) Ltd. (Futian)	100	CHY4	CHY4	CHY3
NYK Logistics (Singapore) Pte Ltd.	100	SP$37	SP$23	SP$0.3
NYK Logistics (Taiwan) Co., Ltd.	51	TW$389	TW$348	TW$147
NYK Logistics (Thailand) Co., Ltd.	90.2	B3,384	B2,743	B70
NYK Logistics (UK) Consumer & Retail Ltd.	100	£0	£1	£21
NYK Logistics (UK) Ltd.	100	£336	£126	£41
NYK Logistics INSD (Thailand) Co., Ltd.	100	B41	B28	B3
NYK Logistics Kaisha Iberica S.A.	100	EU11	EU5	EU1
OOO NYK Logistics (CIS)	100	RUB140	RUB38	RUB0.3
Patrick Autocare Pty Ltd.*1	20	A$120	A$84	A$34
PT. Yusen Air & Sea Service Indonesia	80	US$28	US$9	US$0.2
PT. NYK New Wave Logistics Indonesia	95	US$16	US$4	US$1
PT. NYK New Wave Warehousing Indonesia	100	US$3	US$10	US$5
PT. NYK Puninar Logistics Indonesia	58	US$9	US$19	US$10
Yusen Air & Sea Service (Australia) Pty Ltd.	100	A$23	A$10	A$2
Yusen Air & Sea Service (Beijing) Co., Ltd.	75	CHY87	CHY30	CHY9
Yusen Air & Sea Service (Benelux) B.V.	100	EU33	EU24	EU1
Yusen Air & Sea Service (Canada) Inc.	100	C$14	C$16	C$5
Yusen Air & Sea Service (China) Ltd.	100	HK$23	HK$61	HK$11
Yusen Air & Sea Service (Deutschland) GmbH	100	EU41	EU25	EU4
Yusen Air & Sea Service (France) S.A.R.L.	100	EU13	EU12	EU5
Yusen Air & Sea Service (Hong Kong) Ltd.	100	HK$1,402	HK$621	HK$55
Yusen Air & Sea Service (Italia) S.R.L.	100	EU9	EU4	EU1
Yusen Air & Sea Service (Korea) Co., Ltd.	100	KRW24,455	KRW10,348	KRW2,000
Yusen Air & Sea Service (Philippines) Inc.	51	PHP2,482	PHP511	PHP150
Yusen Air & Sea Service (Singapore) Pte. Ltd.	100	SP$69	SP$59	SP$17
Yusen Air & Sea Service (Taiwan) Ltd.	100	TW$1,336	TW$760	TW$23
Yusen Air & Sea Service (Thailand) Co., Ltd.	100	B2,504	B744	B100
Yusen Air & Sea Service (UK) Ltd.	100	£18	£8	£1
Yusen Air & Sea Service (USA) Inc.	100	US$133	US$63	US$14
Yusen Air & Sea Service (Vietnam) Co., Ltd.	49	US$13	US$3	US$1
Yusen Air & Sea Service Management (Thailand) Co., Ltd.	95	B27	B64	B10
Yusen Shenda Air & Sea Service (Shanghai) Ltd.	50	CHY526	CHY153	CHY16

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
CRUISE				
Crystal Cruises, Inc.	100	US$253	US$99	US$0.04
International Cruise Management Agency A/S	100	NOK11	NOK5	NOK2
International Cruise Services Ltd.	100	US$1	US$0	US$0.005
TERMINAL RELATED SERVICES				
Ceres Container Terminals Europe B.V.	100	EU6	EU102	EU0.2
NYK Terminals (North America) Inc.	100	US$250	US$257	US$0.001
NYK Terminals (Taiwan), Inc.	69	TW$578	TW$357	TW$150
Tips Co., Ltd.*1	22	B1,243	B1,432	B100
Yusen Terminals Inc.	100	US$225	US$124	US$3
OTHERS				
Hikawa (Singapore) Pte. Ltd.	100	¥73	¥102	¥33
NSRI (USA) Inc.	100	US$104	US$22	US$0.1
NYK Euro Finance Plc	100	EU2	EU62	EU10
NYK Finance (Cayman) Ltd.	100	US$0	US$4	US$1
NYK FTC (Singapore) Pte. Ltd.	100	US$6	US$421	US$5
NYK International (USA) Inc.	100	US$8	US$197	US$2
NYK International Plc	100	£2	£52	£20
NYK JP Finance, Ltd.	100	¥394	¥55,907	¥0.1
NYK US Finance, Ltd.	100	US$38	US$621	US$0.001
YAC International Fc Inc.	100	US$5	US$130	US$0.001
YAC International Inc.	100	¥68	¥13,791	¥0.1
Yusen Travel (Hong Kong) Ltd.*2	100	HK$9	HK$24	HK$2
Yusen Travel (Singapore) Pte., Ltd.*2	100	SP$1	SP$3	SP$0.1
Yusen Travel (USA) Inc.*2	100	US$1	US$1	US$1

Notes:
*1 Equity-method applicable company
*2 Equity-method applicable consolidated company
*3 Companies whose operations span multiple divisions
*4 Former name: NYK Shipping Service (Thailand) Co,. Ltd.
New name effective from January 1, 2007.
*5 Former name: International Car Operators (Benelux) B.V.B.A.
New name effective from March 6, 2007.
*6 Former name: Nanhai Logistics (Singapore) Pte Ltd.
New name effective from October 2, 2006.
*7 Former name: Nationwide Distribution Service (Thailand) Co., Ltd.
New name effective from January 3, 2007.

+ Includes holdings of subsidiaries

A$	Australian dollar	MXN	Mexican peso
B	Thai baht	NOK	Norway krona
BRL	Brazilian real	NZ$	New Zealand dollar
C$	Canadian dollar	PHP	Philippine peso
CHY	Chinese yuan	PZ	Polish zloty
CK	Czech koruna	RM	Malaysian ringgit
CLP	Chiliean peso	RUB	Russian ruble
EU	Euro	SEK	Swedish krona
HK$	Hong Kong dollar	SP$	Singaporean dollar
HUF	Hungarian forint	TW$	New Taiwan dollar
INR	Indian rupee	US$	U.S dollar
KRW	Korean won	ZAR	South African rand
LKR	Sri Lanka rupee	£	Pound sterling

Directors & Auditors

(As of April 1, 2007)

Chairman	Takao Kusakari	
President	Koji Miyahara	
Executive Vice-Presidents	Yasushi Yamawaki	Minoru Sato
Senior Managing Corporate Officers	Takao Manji Yasumi Kudo Hiroyuki Shimizu	Hiromitsu Kuramoto Hiroshi Sugiura
Managing Corporate Officers	Masamichi Morooka	Shinji Kobayashi
Directors	Tadamasa Ishida Susumu Kikuchi	Motoo Igawa
Managing Corporate Officers	Naoki Takahata Masahiro Kato Yuji Semba Naoya Tazawa	Makoto Igarashi Hidenori Hono Hiroshi Hattori Tadaaki Naito
Corporate Officers	Tetsufumi Otsuki Takatake Naraoka Toshinori Yamashita Tsutomu Kikuchi Tomoyuki Matsubara Masahiko Fukatsu Mikitoshi Kai Wataru Nakamae Shoji Murakami Fukashi Sakamoto Hitoshi Nagasawa Ian Veitch	Takeshi Matsunaga Masato Katayama Yasuyuki Usui Toshiaki Takeda Hiroshi Sekine Hiroshi Hiramatsu Susumu Akeno Tetsuichi Nozaki Satoshi Akagi Kenji Mizushima Peter Keller
Corporate Auditors (Full-time)	Kazuhira Kamiya	Shigeru Shimizu
Outside Corporate Auditors (Part-time)	Keisuke Kitajima	Tsuyoshi Miyazaki

CHANGES (Effective from June 27, 2007)

Director Candidate	Naoki Takahata Masahiro Kato	Makoto Igarashi
Retiring Directors	Tadamasa Ishida Susumu Kikuchi	Motoo Igawa
Auditor Candidate	Yukio Ozawa	Hidehiko Haru
Retiring Auditors	Kazuhira Kamiya	Tsuyoshi Miyazaki

Company Information

(As of March 31, 2007)

Company Name
Nippon Yusen Kabushiki Kaisha

Established
September 29, 1885

Paid-in Capital
¥88,531,033,730

Main Activities

1. Marine transportation
2. Land transportation
3. Air transportation
4. Agency business for marine transportation and land transportation
5. Warehousing
6. Harbor transportation
7. Combined transportation by sea, land and air, and agency business connected therewith
8. Business relating to marine exploitation and development
9. Sale and purchase of vessels
10. Counselling relating to building and repair of vessels and marine structures
11. Business relating to information on transportation
12. Loans to, guarantees for, and investments in other businesses than those enumerated herein
13. Sale, purchase and lease of real estate
14. Possession, lease, maintenance and management of marine leisure facilities
15. Business relating to travel pursuant to the Travel Agency Law
16. Trades and sales of ornamental plants
17. Other undertakings incidental to, or connected with, the items mentioned above

Employees
Land: 1,279 Sea: 390 Total: 1,669

Head Office
3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan
Mailing Address: C.P.O. Box 1250, Tokyo 100-8613, Japan
Telephone: +81-3-3284-5151
Website: http://www.nyk.com/

Investor Information

(As of March 31, 2007)

Fiscal Year

April 1 to March 31

Ordinary General Meeting

The ordinary general meeting of shareholders is held in June each year.
2007 Ordinary General Meeting: June 27, 2007

Common Stock

Number of authorized shares: 2,983,550,000 shares
Number of issued and outstanding shares: 1,230,188,073 shares

Principal Shareholders

	Number of shares held (thousands)
The Master Trust Bank of Japan, Ltd. (Trust Accounts)	80,892
Japan Trustee Services Bank, Ltd. (Trust Accounts)	77,219
State Street Bank and Trust Company	63,858
The Tokio Marine and Fire Insurance Co., Ltd.	57,275
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Limited Account, Retirement Benefit Trust Account)	54,717
Meiji Yasuda Life Insurance Company	38,899
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,978
Mizuho Corporate Bank, Ltd.	22,867
Japan Trustee Services Bank, Ltd. (Trust Account 4)	21,619
Trust & Custody Services Bank, Ltd. (Trust Accounts)	19,795

Stock Exchange Listings

NYK's shares are listed for trading on the following stock exchanges:
Tokyo, Osaka, Nagoya

Custodian of the Register of Shareholders

Mitsubishi UFJ Trust and Banking Corporation
Head Office: 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

American Depositary Receipts

Symbol: NPNYY
CUSIP: 654633304
Exchange: OTC
Ratio (ADR:shares of common stock): 1:2
Depositary: The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Telephone: +1-212-815-2042
Toll-free within the United States: +1-888-269-2377 (+1-888-BNY-ADRS)
Website: http://www.adrbny.com

Method of Public Notices

The Company's public notices appear in the *Nihon Keizai Shimbun*, published in Tokyo, Japan. Owing to the approval of a proposal submitted at the 2007 ordinary general meeting of shareholders to amend the Company's Articles of Incorporation, the Company now distributes its public notices electronically. However, in the event that electronic distribution is impossible, due to an accident or other unavoidable circumstances, the Company's public notices will appear in the Nihon Keizai Shimbun, published in Tokyo, Japan.
Website: http://www.nyk.com/koukoku/

PRINTED WITH SOY INK

Printed in Japan on recycled paper